      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 1998



                                                      REGISTRATION NO. 333-52365

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                           THERMO ECOTEK CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                        DELAWARE                                                 04-3072335
             (STATE OR OTHER JURISDICTION OF                                  (I.R.S. EMPLOYER
             INCORPORATION OR ORGANIZATION)                                  IDENTIFICATION NO.)

                            ------------------------

                               245 WINTER STREET
                                   SUITE 300
                          WALTHAM, MASSACHUSETTS 02154
                                 (781) 370-1500
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          SANDRA L. LAMBERT, SECRETARY
                           THERMO ECOTEK CORPORATION
                        C/O THERMO ELECTRON CORPORATION
                                81 WYMAN STREET
                                 P. O. BOX 9046
                       WALTHAM, MASSACHUSETTS 02254-9046
                                 (781) 622-1000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:

           SETH H. HOOGASIAN, ESQ.                       EDWIN L. MILLER, JR., ESQ.
               GENERAL COUNSEL                        TESTA, HURWITZ & THIBEAULT, LLP
          THERMO ECOTEK CORPORATION                           125 HIGH STREET
       C/O THERMO ELECTRON CORPORATION                  BOSTON, MASSACHUSETTS 02110
               81 WYMAN STREET                                 (617) 248-7000
      WALTHAM, MASSACHUSETTS 02254-9046
                (781) 622-1000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the Registration Statement has become effective.
                            ------------------------
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION -- DATED JUNE 1, 1998

PROSPECTUS
--------------------------------------------------------------------------------
                                4,500,000 Shares

                            THERMO ECOTEK CORP. LOGO
                                  Common Stock
--------------------------------------------------------------------------------


All of the shares of Common Stock offered hereby (the "Offering") are being sold by Thermo Ecotek Corporation (the "Company"), a majority-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"). Thermo Electron intends to purchase 300,000 shares of Common Stock in the Offering. Following the Offering, Thermo Electron will own approximately 82% of the outstanding shares of Common Stock of the Company (assuming no exercise of the Underwriters' over-allotment option).



The Common Stock is listed on the American Stock Exchange (the "AMEX") under the symbol "TCK". On May 29, 1998, the reported last sales price of the Common Stock on the AMEX was $15.88 per share. See "Price Range of Common Stock."



SEE "RISK FACTORS" ON PAGES 7 TO 18 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

============================================================================================================
                                                                      Underwriting
                                                  Price to           Discounts and          Proceeds to
                                                   Public          Commissions(1)(2)         Company(2)
------------------------------------------------------------------------------------------------------------
Per Share.................................           $                     $                     $
------------------------------------------------------------------------------------------------------------
Total(3)..................................           $                     $                     $
============================================================================================================

(1) The Company and Thermo Electron have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $500,000. The underwriting discounts and commissions payable to the underwriters will
    be reduced by $          for shares of Common Stock purchased by Thermo
    Electron and the proceeds to the Company will be increased by such amount.
(3) The Company has granted the several underwriters a 30-day over-allotment option to purchase up to 675,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $       , the total Underwriting Discounts and Commissions will be $
    and the total Proceeds to Company will be $       . See "Underwriting."
--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made through the facilities
of the Depository Trust Company, New York, New York, on or about             ,
1998.

PRUDENTIAL SECURITIES INCORPORATED
                                   SALOMON SMITH BARNEY

                                                    CIBC OPPENHEIMER
            , 1998

                             [Graphics/Photographs]


CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

        Upper left hand corner of the page is a photograph of two electric generating facilities. In the foreground is a metal ramp on which sits a tractor trailer truck depositing materials into a large receptacle at the base of the ramp. Next to the receptacle on the right is a silo-shaped structure. There are several large pipes emerging in different directions from the receptacle and the silo. In the background is a large steel structure with an enclosed conveyor belt emerging from the top to the front right of the photograph. There are various large tanks, sheds, automobiles, trees and other objects pictured.

        In the upper right hand corner is a photograph of the Company's clean coal facility. In the left side are two tall cylinder-shaped structures with an exhaust pipe emerging from the top and a large metal support cylinder attached to the left. In the center, slightly in the background is a large metal scaffold like structure with four cylinder storage tanks attached to the left, open metal staircase on the right and numerous pipes, valves and other equipment and structures within the structure. Emerging to the right from the top of the structure is a large conveyor belt angling to the ground at approximately forty-five degree angle. Emerging from the back is a large conveyor belt angling upward at approximately a twenty degree angle. In the foreground and background are various sheds, small buildings, storage tanks and other structures

        In the lower left side of the page are two green spade-shaped leaves. The one to the left is slightly shriveled with sections eaten away on the right side & slightly yellowed in areas. Below that leaf is the caption "untreated." The leaf to the right is green and well-shaped. Beneath is the caption "1% Neem oil."

        In the center photograph is a pile of approximately thirty to fifty of brown color neem seeds which are peanut shaped. The right photograph is a photograph of a neem tree, full with green leaves pictured in an open area with grass field to the right and trees and other objects in the background.





                                 [Photograph]

1. The Company's Delano I and II facilities, located in California, use agricultural and urban wood-waste as fuel to generate electricity. With its seven biomass facilities representing total electric generation capacity of 140 megawatts, the Company is the largest biomass energy plant operator in the United States.


                                 [Photograph]

2. In August 1995, the Company entered into a limited partnership agreement with KFx, Inc. to develop, construct and operate a 500,000 ton per year subbituminous coal beneficiation plant near Gillette, Wyoming. The K-Fuel facility, the first of its kind, utilizes patented clean coal technology owned by KFx, which transforms low energy, high moisture coal into a low moisture, high energy fuel with reduced sulfur.



   [Photograph]               [Photograph]                  [Photograph]

3. Through its majority-owned Thermo Trilogy subsidiary, the Company develops, produces and markets a broad range of biopesticide products which are increasingly being used as cost-effective alternatives or complements to conventional chemical-based pest control technologies. Among the Company's products, neem oil, a botanical extract derived from the seed of the tropical neem tree, is effective in controlling plant diseases and certain pests.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements appearing elsewhere in this Prospectus and incorporated herein by reference. The information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised, unless indicated otherwise.

                                  THE COMPANY


     Thermo Ecotek Corporation(the "Company") is engaged in several businesses involving environmentally responsible technologies and products, including (i) the generation of nonutility electric power using clean power processes ("clean power resources"), (ii) the production and sale of engineered clean fuels and the development and operation of natural gas gathering, storage and marketing businesses ("clean fuels") and (iii) the development and sale of environmentally friendly pest control products ("biopesticides"). The Company has entered these businesses by leveraging its expertise with environmental technologies and plans to capitalize on opportunities created by the deregulation of the U.S. energy markets, increasing energy demand and stricter environmental regulation worldwide.


CLEAN POWER RESOURCES

  U.S. Market


     Biomass Operations. Since the mid-1980s, the Company's core business has been to design, develop, own and operate independent power generation plants using environmentally friendly fuels, such as agricultural and wood waste ("biomass"). The Company currently owns and operates seven biomass facilities representing total electric generation capacity of 140 megawatts. With its three New England facilities fueled by wood waste and its four California facilities fueled by agricultural and wood waste, the Company is the largest biomass energy plant operator in the U.S. While the Company's current biomass operations are profitable, the development and construction of new U.S. biomass-fueled plants are currently uneconomical because (i) the price for biomass fuels is higher relative to alternative fuels such as natural gas and (ii) the Company believes that deregulation of the U.S. electric utility market will drive energy prices downwards as it favors the most price competitive electric generation alternatives. The Company is shifting its focus from the U.S. biomass energy market to other energy projects which it expects to be competitive in the domestic power generation market.



     Retrofit/Repower Opportunities. In response to deregulation, the Company has sought to exploit new opportunities in the domestic power generation market where it can be competitive by leveraging its extensive experience in all aspects of power project development, including permitting, regulatory compliance, utility interface, financing, fuel procurement, construction management, operations and maintenance. For example, the Company is pursuing opportunities using the latest clean combustion technologies to retrofit or repower power plants being divested by utilities. In certain states, utilities are divesting certain power generating assets due to deregulation which requires them to unbundle their power generating assets from their distribution and transmission assets. The Company's strategy is to acquire these power generating assets at prices which will allow the Company to effectively compete in the deregulated energy market by providing power at competitive prices while maintaining acceptable returns on its investments in such assets. Recently, the Company purchased two of Southern California Edison's natural gas-fired plants in the greater Los Angeles area for $9.5 million, providing the Company the opportunity to repower these aging facilities (potentially capable of generating over 600 megawatts) in order to compete effectively in the recently deregulated California power market. The Company is actively pursuing other opportunities to repower or retrofit older, inefficient and less environmentally friendly U.S. power plants which are being divested by utility companies and municipalities.


  International Market


     The Company is actively pursuing opportunities in certain international markets where demand for electric power is being driven by rapid economic growth and where increasingly strict environmental regulations are being enacted. The Company intends to address both the need for additional power generating capacity, in the form of greenfield development of environmentally responsible facilities, including biomass facilities, and the need for retrofitting facilities to bring them into environmental compliance.



     Czech Republic. In the Czech Republic, the Company has formed a joint venture through which it recently acquired an interest in two existing energy plants near the towns of Tabor and Pribram. The Company intends to expand and modernize the Tabor facility to provide approximately 50 megawatts of electrical output to be sold to the local power distribution company and an adjacent industrial customer. The Company currently runs auxiliary boilers at Pribram that provide thermal service during peak hours. Additionally, the Company conducted a study which identified a total of 30 Czech plants, with aggregate potential generating capacity of 2,000 megawatts, that present possible further retrofitting opportunities. The Company believes that existing high emissions boilers at many Czech plants like the Tabor facility can be brought into environmental compliance using various combustion or pollution control technologies. Additionally, the Company believes that financing for projects located in the Czech Republic will be facilitated by the country's investment grade credit rating.



     Italy. In September 1996, the Company formed a joint venture with Marcegaglia Group of Mantova, Italy, a large privately-held steel fabricating company, to develop, own and operate biomass-fueled electric power facilities. The Company believes Italy is an attractive market because the Italian government has passed legislation authorizing a price subsidy to biomass plants. The joint venture is currently proceeding with the development of six projects, all of which have signed preliminary power purchase agreements with ENEL, the national Italian electric utility, and all of which have been approved by the Italian government's price subsidy program for biomass plants.


     Other International Opportunities. The Company will continue to evaluate opportunities in foreign countries against its selection criteria. These criteria include (i) the significant, long-term need for additional capacity or reconfiguration of existing capacity; (ii) the ability and willingness of power purchasers to provide creditworthy power purchase payment arrangements; (iii) a legal system that provides for the predictable and reliable enforcement of contracts; and (iv) a stable political and economic environment which would minimize risks relating to political turmoil and currency fluctuation.

CLEAN FUELS


     K-Fuel. In August 1995, the Company entered into a partnership with KFx, Inc. ("KFx") to develop, construct and operate a 500,000 ton per year subbituminous coal beneficiation plant near Gillette, Wyoming (the "K-Fuel Facility"). The K-Fuel Facility, the first of its kind, utilizes patented clean coal technology owned by KFx which transforms low energy, high moisture coal into a low moisture, high energy fuel with reduced sulfur ("K-Fuel"). Although the facility has operated and produced commercially salable product, the Company has encountered certain difficulties in optimizing its performance to achieve optimal and sustained operation. See "Risk Factors -- Risks Associated with Clean Fuels Business -- Uncertainty Regarding K-Fuel Facility."



     The Clean Air Act is the primary market driver for the development in the U.S. of beneficiated clean coal fuel products. The Clean Air Act implemented stricter limitations on air emissions, including nitrous oxide (NO(x)) and sulfur dioxide (SO(2)), the primary causes of smog and acid rain. The K-fuel technology addresses this problem by producing a coal fuel product that has SO(2) emissions significantly below the levels required by the Clean Air Act. The Company estimates, based on published utility coal consumption data and responses to Phase I and Phase II requirements of the Clear Air Act, that a market of approximately 100 to 150 million tons per year of clean coal products will develop between the years 2000 and 2010. In addition to the electric utility industry, the Company intends to market K-Fuel to manufacturers and other industrial coal users that are subject to the SO(2) provisions of the Clean Air Act.


     Star Natural Gas. The Company recently established its Star Natural Gas Company subsidiary ("Star Natural Gas") to exploit opportunities in the natural gas gathering, storage and marketing business. The Company recently recruited senior management with extensive industry experience to implement this strategy.

     The Company is attempting to position itself in the natural gas industry to become a multi-segmented natural gas business and seeks (i) to capitalize on attractive opportunities by aggregating and rationalizing many small to midsize gas gathering and storage facilities, and (ii) to gain the experience needed to capture margins ordinarily paid to third parties in its other electric generation business, with minimal investment and risk.

BIOPESTICIDES

     Through its majority-owned Thermo Trilogy subsidiary, the Company develops, produces and markets a broad range of biopesticide products which are increasingly being used as cost-effective alternatives or complements to conventional chemical-based pest control technologies. Biopesticides are highly effective on targeted pests, but have little, if any, harmful effect on the environment or on non-target organisms (including humans, livestock, and wildlife) and are less prone to cause insect resistance than conventional chemical pesticides. In addition, biopesticides are often cost-effective because their early application preserves natural, beneficial insects, which precludes the need for repeated chemical spraying.


     The Company entered the biopesticides market through the acquisition of the biopesticides businesses of each of W.R. Grace & Co., biosys, inc. ("biosys") and Novartis AG. Through these acquisitions the Company has obtained a broader biopesticide product portfolio than any other biopesticide company. The Company's products address the $400 million biopesticides market which, according to industry sources, has grown 15-20% per year over the past several years. Products produced by Thermo Trilogy include botanical extracts from the seed of tropical neem trees, microbial based pesticides (fungal based insecticides and fungicides, bacculovirus, beneficial nematodes, and Bts), insect pheromone-based products such as traps and lures, and disease-free sugar cane planting stock. As compared to conventional chemical pesticides, most of Thermo Trilogy's products are derived from natural origins with minimal or no toxicity. Thermo Trilogy's products are used primarily by agricultural farmers, pest control operators, and consumers and are sold through various distribution channels worldwide.


     The biopesticide market is highly fragmented and the Company intends to seek further acquisitions to strengthen and broaden its product offerings to agricultural growers and consumers.


     The Company operated as a segment of the Energy Systems Division (the "Division") of Thermo Electron from 1979 until its incorporation as Thermo Energy Systems Inc. in Delaware in November 1989. Upon the Company's incorporation, Thermo Electron transferred certain of the assets and business of the Division to the Company in exchange for 15,750,000 shares of the Company's Common Stock and the assumption by the Company of certain liabilities of the Division. In December 1994, the name of the Company was changed to Thermo Ecotek Corporation. As of May 29, 1998, Thermo Electron beneficially owned approximately 92% of the Company's outstanding Common Stock.


     Unless the context otherwise requires, references in this Prospectus to the Company or Thermo Ecotek refer to Thermo Ecotek Corporation and its subsidiaries and their predecessors. The Company's principal executive offices are located at 245 Winter Street, Suite 300, Waltham, Massachusetts 02154, and its telephone number is (781) 370-1500.

                                  THE OFFERING

Common Stock Offered Hereby(1).............................    4,500,000 shares
Common Stock to be Outstanding after the Offering(2).......    40,714,487 shares
Use of Proceeds............................................    For general corporate purposes, including
                                                               possible acquisitions. See "Use of
                                                               Proceeds."
AMEX Symbol................................................    TCK

---------------

(1) Includes 300,000 shares of Common Stock that Thermo Electron intends to purchase in the Offering.


(2) Based on the number of shares outstanding as of May 6, 1998. Includes 10,821,485 shares issuable to Thermo Electron upon conversion on May 6, 1998 of its 4.0% Subordinated Convertible Debentures due 2001 in the principal amount of $68.5 million. Does not include 1,160,397 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans and 3,334,704 shares reserved for issuance upon conversion or exchange of outstanding convertible securities. See "Capitalization" and Notes 4, 5 and 11 to Consolidated Financial Statements of the Company.

                     SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                   NINE
                                                  MONTHS
                            FISCAL YEAR ENDED      ENDED             FISCAL YEAR ENDED               SIX MONTHS ENDED
                           -------------------   ---------   ----------------------------------   -----------------------
                           JAN. 1,    DEC. 31,   SEPT. 30,   SEPT. 30,    SEPT. 28,   SEPT. 27,   MARCH 29,     APRIL 4,
                             1994       1994      1995(1)    1995(1)(2)     1996       1997(3)    1997(2)(3)   1998(2)(4)
                           --------   --------   ---------   ----------   ---------   ---------   ----------   ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues.................  $117,691   $134,261   $107,139     $139,319    $150,076    $180,191     $77,188      $95,016
Gross profit.............    17,449     33,804     33,042       40,497      48,193      66,955      22,053       29,976
Research and development
  expenses...............        --         --         --           --         693       1,597         569        1,389
Operating income.........    12,478     25,249     25,186       31,190      35,975      47,098      13,458       16,915
Gain on issuance of stock
  by subsidiary..........        --         --         --           --          --          --          --        6,269
Net income...............     3,890      9,651     10,264       12,540      17,780      22,545       5,252       13,456
Earnings per share(5):
  Basic..................  $    .20   $    .49   $    .46     $    .58    $    .76    $    .92     $   .21      $   .55
  Diluted................  $    .19   $    .37   $    .34     $    .43    $    .54    $    .64     $   .16      $   .38
Weighted average
  shares(5):
  Basic..................    19,737     19,737     22,477       21,796      23,528      24,613      24,772       24,460
  Diluted................    20,079     30,847     33,815       33,014      36,292      38,740      37,872       39,261


                                                                   APRIL 4, 1998
                                                              -----------------------
                                                                PRO           AS
                                                              FORMA(6)    ADJUSTED(7)
                                                              --------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 46,465     $113,735
Working capital.............................................    65,279      132,549
Total assets................................................   486,526      553,796
Long-term obligations.......................................   106,679      106,679
Total shareholders' investment..............................   229,013      296,283


---------------
(1) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995, is presented.

(2) Derived from unaudited financial statements.

(3) Includes the results of the business of biosys, inc. since its acquisition by the Company in January 1997.

(4) Includes the results of the Bt business of Novartis since its acquisition by the Company in November 1997.

(5) During the first quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." As a result, all previously reported earnings per share have been restated.

(6) Stated on a pro forma basis to reflect the May 1998 conversion of $68,500,000 principal amount of subordinated convertible debentures into 10,821,485 shares of Common Stock by Thermo Electron.


(7) Adjusted to reflect the sale by the Company of 4,500,000 shares of Common Stock offered hereby, assuming a public offering price of $15.88 per share (the last reported sales price on the AMEX on May 29, 1998), after deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company.

                                  RISK FACTORS


     An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Common Stock offered hereby.



     Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made throughout this Prospectus. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.


     GENERAL

     Transition of Business Focus. Since its inception, the Company has derived a substantial majority of its revenues from the development, construction and operation of biomass electric generation facilities. While the Company's U.S. biomass energy business is expected to continue to generate revenues for the foreseeable future, the Company expects the aggregate revenues and profitability associated with this business to decline significantly beginning in fiscal 2000. In addition, within the next few years the Company expects a substantial portion of its revenues to be derived from new business ventures in clean power resources, clean fuels and biopesticides. A major portion of the Company's efforts will be focused on developing and acquiring new power projects, additional clean fuel projects and its biopesticides business. The Company has had limited prior experience in the repowering of power plants and the development and sale of clean fuels, and there can be no assurance that the Company will be able to successfully develop, market or sell its products and services in these areas. The Company's future success will depend significantly on its ability to develop, introduce, and integrate new products and services in these areas. No assurance can be given that the Company will be successful in this regard. Any failure or inability of the Company to implement these strategies would have a material adverse effect on the Company's business, financial condition and results of operations. See "--Expected Price Reductions under California SO#4 Contracts."


     Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses that complement or augment the Company's business strategy or existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. Any acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies that would result in substantial expenses for the amortization of goodwill. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and may result in dilution in its earnings per share.


     RISKS ASSOCIATED WITH CLEAN POWER RESOURCES BUSINESS

     Development Risks

     Uncertainty of Project Development. The process of locating, developing, permitting, financing, and constructing power plants is complex, lengthy, and expensive. Only a small percentage of the projects that the Company evaluates and pursues ultimately results in operating projects. As a result, the Company may not recover any expenses that it incurs in the evaluation and development of many projects.

     Although all the U.S. plants currently operated by the Company utilize biomass as fuel, the Company is not currently considering the development of further biomass-fueled projects in the U.S. due to high biomass fuel costs and the relatively high costs of constructing and operating biomass fueled plants. The Company is considering the development of biomass fueled projects internationally in countries where market conditions may support profitable biomass operations. The Company has also expanded its development focus to include international clean power opportunities and other environmentally sound technologies such as developing or repowering natural gas or coal fueled power facilities. In this regard, the Company has established operations in the Czech Republic and Italy. The completion or success of these projects and new ventures is subject to a number of significant conditions, including obtaining financing, negotiating key contracts with partners and other third parties and other material development activities such as obtaining required permits. No assurance can be given that these projects or new ventures will be completed on a timely basis, or at all. Any failure by the Company to successfully develop new projects would have a material adverse effect on the future growth of the Company.


     Uncertainty of Access to Capital. The Company has sought to finance the debt portion of each of its clean power projects in a manner that is substantially nonrecourse to the Company. To minimize its equity commitment, the Company must borrow substantial amounts from third party lenders. The borrowings are typically secured only by the applicable project assets and the capital stock of the appropriate entity, typically a joint venture or limited partnership in which the Company has a majority interest or wholly owned subsidiary through which the Company develops its projects and operates its facilities (an "Operating Company"). The Company anticipates that it will require substantial financing to fund both the equity and debt components of future projects. No assurance can be given that financing for future projects will be available on a nonrecourse basis or on acceptable terms, or at all. Any failure by the Company to obtain adequate amounts of financing on acceptable terms would have a material adverse effect on the future growth of the Company.


     Dependence on Terms of Power Sales Agreement. The profitability of any of the Company's clean power facilities is heavily dependent upon the power sales agreement that it has entered into with the electric utility or other customer. Under certain of these agreements, in the event of service termination by the Operating Company prior to the end of the applicable obligation period, the Operating Company may be required to reimburse the utilities to the extent that cumulative revenue calculated at established rates exceeds the amounts calculated at the utilities avoided cost rates. Most of the Company's existing power sales agreements were obtained as a direct negotiation with the purchasing utility. However, in recent years, in the U.S. such agreements have increasingly been awarded as a result of competitive bidding. Consequently, obtaining a power sales agreement in the U.S. has become progressively more competitive and expensive and, in many cases, less profitable. In the future, foreign power sales agreements also may increasingly be subject to competitive bidding. In addition, the passage of the National Energy Policy Act of 1992 has removed certain barriers to entry into the independent power market by utilities and others, and is expected to increase competition in that market. There can be no assurance that power sales agreements, if any, entered into by the Company in the future will be as profitable as the power sales agreements to which the Operating Companies are currently parties. See "-- Expected Price Reductions under California SO#4 Contracts."


     Risks Associated with Doing Business Outside the United States. The Company believes that significant growth opportunities in the power market exist outside of the U.S. In that regard, the Company is currently pursuing projects in Italy and the Czech Republic, and intends to identify other countries in which to develop power projects. Doing business in many foreign countries exposes the Company to many risks that are not present in the U.S., including political, military, privatization, currency exchange and repatriation risks, and higher credit risks related to the utility purchaser. In addition, it is possible that legal obligations may be more difficult for the Company to enforce in foreign countries and that the Company may be at a disadvantage in any legal proceeding with the local entity. Local laws may also limit the ability of the Company to hold a majority interest in some of the projects that it develops or acquires. The Company's costs associated with business development efforts outside the U.S. is expected to increase due to increased complexity inherent in foreign development. In addition, the amount of cash required to fund equity investments is expected to increase due to the financing requirements of lenders in foreign markets. See "-- Risks Associated With International Operations."


     Intense Competition for Projects. The Company believes that there are approximately 200 companies that are actively engaged in the worldwide nonutility power market. Many of the companies in the power market have substantially greater financial and technical resources than those of the Company. Domestic competition in this market is expected to intensify as a result of deregulation at the federal and state levels, and due to the trend toward awarding contracts based upon competitive bidding. Such competition may reduce the ability of the Company to secure future projects and may have a material adverse effect on the profitability of future projects.

     Uncertainty of Regulatory or Community Support. Development, construction and operation of a clean power project requires numerous environmental, siting, and other permits. The process of obtaining these permits can be lengthy and expensive. In addition, local opposition to a particular project can substantially increase the cost and time associated with developing a project, and can potentially render a project unfeasible or uneconomic. The Company may incur substantial costs or delays or may be unsuccessful in developing clean power projects as a result of such opposition.

     Operating Risks


     Expected Price Reductions under California SO#4 Contracts. The power sales agreements for the Company's Woodland, Mendota, and Delano plants in California are so-called standard offer #4 ("SO#4") contracts, which require Pacific Gas & Electric ("PG&E"), in the case of Woodland and Mendota, and Southern California Edison ("SCE"), in the case of Delano I and Delano II, to purchase the power output of the projects at fixed rates until 2000 in the case of Woodland and Mendota, and 2001 in the case of Delano. However, with respect to Woodland and Mendota, PG&E has asserted that the fixed rates under its agreements will terminate mid-1999, although the Company disputes this assertion. Thereafter, the utility will pay a rate based upon the costs that would have otherwise been incurred by the purchasing utilities in generating their own electricity or in purchasing it from other sources ("avoided cost") (as determined from time to time by the California Public Utility Commission ("CPUC")). Avoided cost is determined pursuant to a formula that is intended to estimate the price that the utility would, but for its contract with the power producer, be paying for the same amount of energy. The rate fluctuates with the price of fuels and certain other factors. At present, avoided cost is substantially lower than the payments currently being made by PG&E and SCE to the Company under the fixed rate portions of its contracts. In addition, although it is difficult to predict future levels of avoided cost, based on current estimates, avoided cost is expected to be substantially lower in 2000 than the rates currently being paid by PG&E and SCE under its fixed rate contracts. The Company expects, that at current avoided cost rates, absent sufficient reductions in fuel prices and other operating costs, the Company's Mendota and Delano plants would operate at substantially reduced operating income levels or at a loss beginning in fiscal 2001. In fiscal 1997 the Mendota and Delano plants' aggregate operating income was approximately $34.0 million. Further, if the Woodland plant were to operate at projected avoided cost levels, substantial losses would result primarily due to nonrecourse lease obligations that extend beyond 2000. Absent sufficient reductions in fuel prices and other operating costs, under such circumstances the Company would draw down power reserve funds to cover operating cash shortfalls and then, should such funds be depleted, either renegotiate its nonrecourse lease for the Woodland plant or forfeit its interest in the plant. During the first quarter of fiscal 1997, the Company began recording as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in 2000. Consequently, the results of the Woodland plant were greatly diminished during 1997 and the Company expects that such results will be reduced to approximately breakeven in 1998 and thereafter. During fiscal 1997 and 1996, the Woodland plant contributed $1.0 million and $5.1 million of operating income, respectively.


     Potential Decreased Power Sales due to Power Curtailments. The power sales agreements between the Woodland and Mendota Operating Companies and PG&E allowed PG&E to curtail the quantity of power purchased under each of these agreements by up to 1,000 hours of generating capacity annually. PG&E generally exercised its curtailment rights during periods when cheaper hydroelectric power was available, which generally occurred following periods of heavy rain or snow. Curtailment reduces the power payment received by the Operating Companies and, therefore, has an adverse effect on the financial results of those Operating Companies. During fiscal 1997, the Company experienced approximately 860 hours of utility imposed curtailments at each of these plants. In 1997 the Company renegotiated PG&E's curtailment rights, limiting PG&E to 500 hours per year.

     Potential Increased Fuel Prices and Reduced Availability of Fuel. The profitability of the Company's plants is dependent in part upon the difference between the price the Company receives from its utility customers for power and the price the Company pays for the fuel. The Company has typically entered into long-term fuel supply agreements for a significant portion of its fuel requirements. These agreements generally provide for prices based upon predetermined formulas or indexes. If fuel prices rise significantly, the Company will be required to pay higher prices on the spot market for the portion of its fuel not covered by agreements. The Company's existing power sales agreements do not adjust to account for changes in the Company's fuel prices. Therefore, the profitability of these agreements, and any future power sales agreement that do not provide for such an adjustment, could be materially adversely affected by increases in the Company's fuel prices. In addition, future fuel shortages could adversely affect the Company's ability to deliver power, and therefore receive payments, pursuant to its power sales agreements.

     Operating Difficulties. The financial performance of each of the Company's plants depends to a significant extent upon the ability of each plant to be capable of performing at or near capacity. If a plant is unable to perform at these levels, payments under the power sales agreement will be reduced, possibly significantly. The Company has in the past experienced mechanical problems with the boilers at its Mendota and Woodland plants and suffered major equipment damage at its Whitefield plant. Although the Company believes that these problems have been corrected, no assurance can be given that these or other plants will not experience operating problems in the future. No assurance can be given that business interruption insurance will be adequate to cover all potential losses, or that such insurance will continue to be available on reasonable terms.

     Dependence on Utility Customers. Each of the current U.S. projects relies upon one power sales agreement with a single electric utility customer for the majority, if not all, of its revenues over the life of the power sales agreement. During fiscal 1997, Public Service of New Hampshire ("PSNH"), SCE, and PG&E accounted for 18%, 31%, and 32%, respectively, of the Company's revenues. The failure of any one utility customer to fulfill its contractual obligations could have a substantial negative impact on the Company. No assurance can be given that a particular utility will not be unwilling or unable, at some time, to make required payments under its power sales agreements. Further, in a deregulated market, the Company may do business with customers of various sizes and levels of credit-worthiness.

     Potential Earthquake Damage. The Company's California plants are located in areas where there is a risk of potentially significant earthquake activity. Projects that the Company develops in the future may also be located in areas where there is earthquake risk. The Company's earthquake insurance is not sufficient to cover all potential losses and there can be no assurance that such insurance will continue to be available on reasonable terms.

     Regulatory Risks


     Potential Rate Reduction by PSNH. In 1990, a plan of reorganization (the "Plan") for PSNH was approved by the U.S. Bankruptcy Court for the District of New Hampshire. Pursuant to the Plan, Northeast Utilities ("NU") acquired the assets of PSNH. An agreement between NU and the State of New Hampshire contains language to the effect that PSNH will seek to renegotiate some of the terms of certain rate orders with small power producers, including the Whitefield and Hemphill Operating Companies, and that the state will support PSNH in such efforts. PSNH reached an agreement in principle with these two Operating Companies to settle the renegotiation of their rate orders. The settlement agreement is subject to the approval of the New Hampshire Public Utility Commission ("NHPUC") on terms acceptable to both PSNH and the Operating Companies. The principal terms of the agreement generally call for the two Operating Companies to reduce the amount of power sold annually to PSNH to 70% of the plants' capacities, and to reduce the price per kilowatt paid by PSNH to $0.06 per kilowatt hour, escalating three percent per year for the remainder of the term of the original, applicable rate order. In consideration of these reductions, the Operating Companies would receive certain cash settlement payments, paid over several years. The settlement agreement has technically expired; however, no party to the settlement agreement has notified the other that it would not proceed in accordance with the terms thereof if approved by NHPUC nor were they required to do so. The settlement, if approved and executed, is not expected to have a material impact on the Company's results of operations or financial condition. Should the matter not reach resolution, the Company does not believe that PSNH has the right to take unilateral action to reduce the price of purchased power under such arrangements. Rejection of the Company's rate orders would result in a claim for damages by the Company and could be the subject of lengthy litigation. In January 1997, NU disclosed in a filing with the Securities and Exchange Commission that if a proposed deregulation plan for the New Hampshire electric utility industry were adopted, PSNH could default on certain financial obligations and seek bankruptcy protection. In February 1997, NHPUC voted to adopt a deregulation plan, and in March 1997, PSNH filed suit to block the plan. In March 1997, the federal district court issued a temporary restraining order which prohibits the NHPUC from implementing the deregulation plan as it affects PSNH, pending a determination by the court whether PSNH's claim could then be heard by the court. In April 1997, the court ruled that it could now hear the case and ordered that the restraining order would continue indefinitely pending the outcome of the suit. In addition, in March 1997, the Company, along with a group of other biomass power producers, filed a motion with the NHPUC seeking clarification of the NHPUC's proposed deregulation plan regarding several issues, including purchase requirements and payment of current rate order prices with respect to the Company's energy output. In May 1998, NHPUC issued a written ruling rejecting the settlement agreements and modifications that would impact PSNH's ability to finance and secure the settlement contract to the Operating Companies. An unfavorable resolution of this matter, including the bankruptcy of PSNH, could have a material adverse effect on the Company's results of operations and financial position.


     Potential Effects of Loss of QF Status or Changes to PURPA. The Company's existing facilities are subject to the provisions of various laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"). PURPA provides to Qualifying Facilities ("QFs") certain exemptions from substantial federal and state legislation, including regulation as public utilities. PURPA also requires electric utilities to purchase electricity generated by QFs at prices not exceeding their avoided cost. Any future changes to PURPA could have a material adverse effect on the Company.


     Public Utility Holding Company Act. The Public Utility Holding Company Act of 1935 ("PUHCA") regulates public utility holding companies and their subsidiaries. The Company is not and will not be subject to regulation as a holding company under PUHCA as long as the domestic power plants it owns and/or operates are QFs under PURPA or otherwise are exempt from regulation as public utility holding companies under PUHCA. If a power plant were to lose such status, the Operating Company owning or leasing that plant could become a public utility company, which could result in the Company becoming a public utility holding company. In addition, loss of QF status, regardless of the Company's ability to avoid public utility holding company status, could be a default under many of the Company's facility lease and power sales agreements. In the event of any such default, the other parties to such agreements could seek various remedies against the Company or could seek to renegotiate such agreements on terms more favorable to such parties. In addition, to ensure that the Company will not be subject to regulation as a holding company under PUHCA, the foreign power plants it owns and/or operates also must be exempt from regulation as public utility companies under PUHCA.



     Potential Increased Competition Due to Regulatory Changes. The Company believes that certain regulatory changes are likely to have a significant impact on the domestic power market over the next five years. The National Energy Policy Act of 1992 exempts a new class of facilities, electric wholesale generators ("EWG"), from certain federal utility regulation and liberalizes access for nonutility generators to the utility power transmission grid. In addition, many states are considering the elimination of many of the regulations that currently limit the ability of power generators to negotiate power sales agreements directly with industrial and commercial customers. The Company believes that the effect of these regulatory changes will be to increase competition for the sale of power.


     The Evolving California Electric Utility Market. The electric utility market in California has undergone a complex restructuring which is not yet complete. The California Public Utility Commission ("CPUC") and the California legislature have required the creation of an Independent System Operator ("ISO"), which operates transmission facilities owned by investor-owned utilities in the state, and a Power Exchange ("PX"), which conducts hourly and daily auctions of electric energy that are designed to set prices at market levels. The ISO and PX were created in May 1997 and commenced operations on March 31, 1998. The activities of the ISO and PX are subject to comprehensive Federal Energy Regulatory Commission ("FERC") regulation. FERC has approved tariffs and rates for the ISO and PX, but these approvals are not final; they are subject to further FERC and judicial review. In addition, the restructuring of the California electric utility market may have an effect on avoided cost. Investor-owned utilities in California are required to buy power through the PX. The avoided cost for such utilities thus potentially will be determined based on market prices set through the PX. These market prices may be lower than energy rates set in current QF contracts which may adversely affect Operating Companies after the end of the fixed price period in their contracts with utilities.


     Limitations Imposed by Environmental Regulation. Federal, state, and local environmental laws govern air emissions and discharges into water and the generation, transportation, storage, and treatment and disposal of solid and hazardous waste. These laws establish standards governing most aspects of the construction and operation of the Company's facilities, and often require multiple governmental permits before these facilities can be constructed, modified, or operated. There can be no assurance that all required permits will be issued for the Company's projects under development or for future projects, or that the requirements for continued environmental regulatory laws and policies governing their enforcement may change, requiring new technology or stricter standards for the control of discharges of air or water pollutants, or for solid or hazardous waste or ash handling and disposal. Such future developments could affect the manner in which the Company operates its plants and could require significant additional expenditures to achieve compliance with such requirements. It is possible that compliance may not be technically or economically feasible.

     RISKS ASSOCIATED WITH CLEAN FUELS BUSINESS


     Uncertainty Regarding K-Fuel Facility. The Company has entered into a limited partnership agreement with KFx Wyoming, Inc., a subsidiary of KFx, Inc. (the "K-Fuel Partnership"), to develop, construct, and operate a subbituminous coal beneficiation plant near Gillette, Wyoming. The plant will utilize certain patented clean coal technology owned by KFx, Inc. and licensed to the K-Fuel Partnership on a non-exclusive basis (the "K-Fuel technology") which transforms low energy, high moisture coal into low-moisture, high-energy fuel with reduced sulfur. The Company has provided approximately $60 million for the design, construction, and operation of the plant. A tax credit per ton of fuel produced and sold is available with respect to qualifying alternative fuels from a facility placed in service before June 30, 1998, pursuant to a binding written contract in effect before December 31, 1996, and the credit is thereafter available with respect to qualified fuel sold through December 31, 2007. The Company believes that the K-Fuel Facility was placed in service in April 1998. Although the facility has operated and produced commercially salable product, the Company has encountered certain difficulties in optimizing its performance to achieve optimal and sustained operation. The Company has addressed and resolved certain problems previously encountered, including a fire at the facility and certain construction problems, including issues relating to the flow of materials within the facility and the design and operation of certain pressure-release equipment. Currently, the Company is experiencing certain operational problems relating to tar and fines residue build-up within the system during production and other product quality issues related to product dusting. The Company is actively exploring solutions to these problems. Because the technology being developed at the facility is new and untested, no assurance can be given that other difficulties will not arise or that the Company will be able to correct these problems and achieve optimal and sustained performance. In addition, there can be no assurance that the K-Fuel Facility would be determined to be qualified for the tax credit, or that the Company will realize a benefit from the tax credit. The economic returns of the K-Fuel Facility primarily result from tax credits on the facility's production of K-Fuel. The Company expects that the K-Fuel Facility will report operating losses for financial reporting purposes primarily as a result of recording depreciation over the expected life of this tax credit. Further, the Company currently has an agreement for the sale of only 33% of the plant's anticipated output for the first three years of operation and, at the purchaser's option, the plant's entire output from the fourth through the tenth year of operation. No assurance can be given that the purchaser of the fuel will exercise its option in years four through ten or that the Company will be able to enter into additional contracts for the sale of fuel on acceptable terms, or at all. Demand for the fuel produced by the plant is expected to result in large part from the requirement that coal-burning utilities comply with the future scheduled sulfur dioxide emissions restrictions contained in the Clean Air Act. If the fuel produced by the plant does not allow the achievement of desired emissions reductions, or if regulations relating to emissions become less restrictive in the future, demand for the plant's fuel output would be materially adversely affected.

     Federal Regulation of Air Emissions. A significant factor driving the creation of the U.S. market for K-Fuel and other beneficiated coal products is the Clean Air Act. The Clean Air Act specifies certain air emission requirements for electrical utility companies and industrial coal users. The Company believes that compliance with such regulations by these coal users can be fully or partially met through the use of clean-burning fuel technologies like the one being employed at the Company's K-Fuel Facility. The Company is unable to predict future regulatory changes and their impact on the demand for K-Fuel. A full or partial repeal or revision of the Clean Air Act would have a material adverse effect on the Company's clean fuel business.

     Operating Hazards and Uninsured Risks. The Company's K-Fuel Facility is subject to the risks inherent in the operation of high pressure, high temperature equipment producing combustible fuels. These risks include the possibility of fire, explosions, pollution and other environmental risks. These risks could result in substantial losses to the Company's K-Fuel Facility and revenues due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. The K-Fuel Facility maintains insurance of various types to cover its operations. No assurance can be given that the Company will be able to maintain adequate insurance in the future at rates the Company considers reasonable. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect the Company's financial condition and results of operations.


     Electric Utility Regulatory Changes. The U.S. electric utility market is currently in the early stage of deregulation. The National Energy Policy Act of 1992 exempts a new class of facilities, EWG's, from certain federal utility regulation and liberalizes access for nonutility generators to the utility power transmission grid. In addition, the Federal government and many states are considering the elimination of many regulations that currently limit the ability of power generators to negotiate power sales agreements directly with industrial and commercial customers. The Company believes that these regulatory changes will result in utilities and other power generators placing a high emphasis on reducing costs in their operations. This may result in increased competition from other producers of beneficiated coal products or other fuel sources to the extent that such competing fuels result in cost savings for utilities and other power producers which will have a material adverse effect on the price the Company can charge for K-Fuel and thus have a material adverse effect on the Company's results of operations.


     No Established Market for Beneficiated Fuel Products. Although the Company believes that a substantial market will develop for clean coal fuel products, an established market does not currently exist. As a result the availability of accurate and reliable pricing information and transportation alternatives are not fully known. The future success of the Company's K-Fuel business will be determined by its ability to establish such a market among potential customers such as electrical utility companies and industrial coal users. Many of such potential users of the Company's products will be able to choose among alternative fuel supplies.


     Competition. The Company will face competition from other companies in the clean coal and alternative fuel technology industries. Some of these companies have financial and managerial resources greater than those of the Company, and therefore may be able to offer products more competitively priced and more widely available than those of the Company. Also, such competitors' products may make the Company's products obsolete or non-competitive. Furthermore, the Company's license to the K-Fuel technology at the K-Fuel Facility is non-exclusive and KFx may seek additional partners to develop other facilities using the K-Fuel technology. In addition, demand for the Company's K-Fuel could be adversely affected by potential customers' ability to purchase emissions offsets as allowed under the November 1990 amendments to the Clean Air Act (the "1990 Amendments").


     Natural Gas Business Operating Risks. The Company's proposed natural gas business is subject to all of the operating risks normally associated with the processing, transporting and storage of natural gas, including blowouts, pollution and fires, each of which could result in damage to or destruction of processing and storage facilities or properties, or in personal injury. The Company intends to obtain insurance coverage limiting financial loss resulting from certain of these operating hazards. Losses and liabilities arising from uninsured or underinsured events could reduce revenues and increase costs to the Company and could materially adversely affect the Company's financial condition and results of operations.

     Volatility of Natural Gas Prices. Historically, the market for natural gas has been volatile and is likely to continue to be volatile in the future. Prices for natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and other factors over which the Company has no control. These factors include the extent of domestic production and importation of foreign natural gas and/or oil, political instability in oil and gas producing countries and regions, the ability of members of the Organization of Petroleum Exporting Countries to agree upon price and production levels for oil, the effect of federal regulation on the sale of natural gas and/or oil in interstate commerce, and other governmental regulation of the production and transportation of natural gas and/or oil. Certain other factors outside the Company's control, such as operational and transportation difficulties of pipeline or oil purchasing companies, may also limit sales. In addition, the price level of natural gas obtainable by the Company depends upon the needs of the purchasers to which the producer has access. Depending on the purchasers' needs and the price obtainable for natural gas which the Company is able to sell, the revenues of the Company from its proposed natural gas business could be materially adversely affected.

     RISKS ASSOCIATED WITH THE BIOPESTICIDES BUSINESS


     Need for Regulatory Approval for Future Products. The Company's Thermo Trilogy subsidiary's biopesticide products cannot be sold unless the U.S. Environmental Protection Agency (the "EPA") grants Thermo Trilogy a registration for each pesticide product it intends to manufacture or sell. Thermo Trilogy must submit extensive toxicological studies and results of field testing as well as other studies to the EPA to apply for a product registration. Pesticide registrations under state laws and regulations must also be obtained. In addition, pesticide registrations must be obtained from foreign governments before Thermo Trilogy's products can be sold in a particular country, and these countries may also require costly and extensive studies to support the registration applications some of which may be more stringent then current U.S. regulations. Registration of Thermo Trilogy's new products likely will be lengthy and expensive. There is no assurance that the EPA, states or foreign governments will timely grant pesticide registrations to Thermo Trilogy, or at all. Pesticide registrations may also be revoked if new regulations are adopted or if Thermo Trilogy violates regulations regarding the manufacturing, sale or labeling of Thermo Trilogy's products. Such regulation applies to all stages of field testing and to the manufacture, sale and use of most of Thermo Trilogy's products. There can be no assurance that Thermo Trilogy will continue to be able to comply with EPA regulations or any changes thereto. The regulatory process or private litigation contesting products of Thermo Trilogy may be costly and time-consuming and may delay research, development, production and/or marketing of such products and require costly and time-consuming procedures, all of which may furnish an advantage to competitors. There can be no assurance that requisite regulatory approvals and/or registrations of any or all of Thermo Trilogy's products will be granted on a timely basis, if at all. In addition, new or more stringent regulations may be adopted or imposed, which could have a material adverse effect on Thermo Trilogy's business, financial condition and results of operations.


     Uncertainty of Market Acceptance/Penetration. Thermo Trilogy's sales growth is dependent on the penetration of its products into new markets. The primary competition to Thermo Trilogy's products are chemical pesticides, and Thermo Trilogy must educate customers on the cost effectiveness and efficacy and minimal environmental effects of Thermo Trilogy's products compared to chemical pesticides in order to gain acceptance for application on new crop types in different parts of the world. In addition, the rate of acceptance of Thermo Trilogy's products in the U.S. will be substantially affected by ongoing EPA review and registration of the use of currently available chemical insecticides and biopesticides and the extent to which the EPA restricts or bans chemical pesticides for which Thermo Trilogy has biopesticide alternatives. No assurance can be given that Thermo Trilogy's products will gain increased acceptance in new market segments.

     Highly Competitive Markets and Technological Change. Most of the markets in which Thermo Trilogy operates are highly competitive and are subject to rapid technological change. Several of Thermo Trilogy's products are in testing or early marketing stages. Many of Thermo Trilogy's competitors are large chemical and pharmaceutical companies with greater financial, marketing, and technological resources than Thermo Trilogy. There is no assurance that competitors will not develop new products that will render Thermo Trilogy's products noncompetitive. The development of transgenic plants and seeds, which are genetically engineered seeds or plants designed to improve resistance to insects or disease or to improve product quality, may pose a competitive threat to Thermo Trilogy's products in the future.

     Reliance on Third Party Manufacturers and Producers. Thermo Trilogy relies on overseas producers of the raw materials for its neem-based products and on third parties to manufacture some of its products. In particular, Thermo Trilogy's sole supplier of neem products is P.J. Margo Pvt. Ltd., a joint venture in India in which Thermo Trilogy holds a fifty percent interest, pursuant to an exclusive supply contract that expires in 2001. There is no assurance that Thermo Trilogy will have an uninterrupted supply of raw materials or that third party manufacturers will produce the products at competitive prices.

     Uncertainty of Product Development and Commercialization. Thermo Trilogy's products are at various stages of development and commercialization. The ability of Thermo Trilogy to sell its products in large commercial markets will be dependent upon continued product development to allow increased efficiency and reduced costs in production. There can be no assurance that increased efficiency and reduced costs of production can be achieved. Thermo Trilogy cannot accurately predict whether any of its products under development can be produced and marketed profitably.

     Seasonality of Product Sales. Thermo Trilogy currently markets its products predominantly for use in the northern hemisphere, where the growing season generally runs from March to October; therefore, the seasonal nature of agriculture will cause Thermo Trilogy's product sales to be concentrated during such period and will result in substantial variations in quarter to quarter financial results.

     Perishability of Products. Certain of Thermo Trilogy's microbial products are living organisms and thus have a limited shelf-life, may biodegrade quickly when exposed to light and heat and are perishable. In addition, such products may be perishable when exposed to hostile environments including severe or changing weather patterns particularly during shipping and storage. Failure of these products as a result of perishability could have a material adverse effect on the business of the Company.

     Testing. Commercial introduction of additional products and the expansion of label claims for current products to include additional insects are both contingent upon, among other factors, completion of field testing. Unusual weather conditions during field tests prior to the growing season or other tests in subsequent growing seasons could result in delays in product development and commercialization. Such delays could result in additional losses due to increased operating expenses in the intervening period without significant offsetting revenues.

     Product and Warranty Liability. Thermo Trilogy faces an inherent business risk of exposure to product liability and warranty claims in the event that the use of its current products or prospective products lack efficacy or result in adverse effects. Further, product liability claims could result in Company exposure for crop damage or personal injury. Run-off excess concentrations of pesticide products could also expose Thermo Trilogy to claims and liabilities for water pollution, including governmental fines and penalties. There can be no assurance that the scope of Thermo Trilogy's insurance coverage is sufficient, that it can obtain additional coverage or that Thermo Trilogy will have sufficient resources to satisfy any product liability and warranty claims.

     OTHER RISKS

     Significant Quarterly Fluctuations in Operating Results. The Company's operating results fluctuate significantly from quarter to quarter based on a number of factors, primarily seasonal energy demand in California, which results in higher payments under the Company's California power-sales agreements in the months of May through October, and lower payments during the remainder of the year, and seasonal demand for its biopesticide products. The Company historically has operated at marginal profitability during its second fiscal quarter due to the rate structure under these agreements. In addition, the Company's operating results can be affected by utility imposed curtailments or by any operating problems that cause a plant to operate at less than normal capacity, and with respect to its biopesticide business, by agricultural conditions such as pest infestation, amount of rain, and other adverse weather conditions, the occurrence of natural resistance factors, and the increase or decrease in agricultural plantings and produce prices.

     Limitation on Access to Operating Company Assets and Cash Flow. The Company's clean power resources operations are conducted through the Operating Companies, and the Company's cash flow is contingent on the ability of the Operating Companies to make dividends or other distributions to the Company. The terms of certain leases and financial agreements to which the Operating Companies are parties require that certain funds be held in trust and restricted from distribution to the Company. As of April 4, 1998, the Company had funds totaling $82.3 million of which approximately $45.2 million was restricted from distribution by the terms of certain Operating Companies' lease and financing agreements. In addition, until such time, if ever, as projections of avoided cost change, all cash flows from the Woodland operation, other than cash required for tax distributions, will be restricted from distribution to the Company. The inability of the Company to receive distributions from the Operating Companies could have a material adverse effect on the future growth of the Company. Furthermore, Thermo Trilogy is a majority-owned subsidiary of the Company, therefore all Thermo Trilogy cash dividends, if any, must be distributed on a pro rata basis to all shareholders of Thermo Trilogy, including the minority shareholders.


     Dependence on Proprietary Technology. Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. The Company has a number of U.S. patents and also owns corresponding foreign patents in a number of jurisdictions throughout the world. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company, some of whom have substantially greater resources than those of the Company, will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims, which could have a material adverse effect on the Company's business, financial condition, and results of operation. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block the Company's ability to make, use, sell, distribute or market its products and services in the U.S. and abroad. There may also be pending or issued patents held by parties not affiliated with the Company that relate to the Company's products or technologies. In the event that a claim relating to proprietary technology or information is asserted against the Company, the Company may need to acquire licenses to, or contest the validity of, any such competitor's proprietary technology. It is likely that significant funds would be required to contest the validity of any such competitor's proprietary technology. There can be no assurance that any license required under any such competitor's proprietary technology would be made available on acceptance terms or that the Company would prevail in any such contest. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. There can be no assurance that these protections will be adequate.

     The Company relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.


     Potential Impact of Year 2000 on Processing Date-Sensitive
Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products purchased by the Company. The Company believes that its internal information systems are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems, which could result in a material adverse effect on the Company's future results of operations.

     The Company is presently assessing whether its key suppliers are adequately addressing the year 2000 problem and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

     Risks Associated With International Operations. International sales accounted for 4.0% of the Company's total revenues in 1997. Over the next several years, the Company intends to continue to significantly expand its presence in international markets. International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs, or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that any of these factors will not have a material adverse impact on the Company's business and results of operations. See "-- Risks Associated with Doing Business Outside of the United States."


     Control by Thermo Electron. The Company's stockholders do not have the right to cumulate votes for the election of directors. Thermo Electron, which will own approximately 82% of the voting stock of the Company after the Offering, assuming no exercise of the Underwriters' over-allotment option, has the power to elect the entire Board of Directors of the Company and to approve or disapprove any corporate actions submitted to a vote of the Company's stockholders. See "Relationship with Thermo Electron."


     Potential Conflicts of Interest. The Company may be subject to potential conflicts of interest from time to time as a result of its relationship with Thermo Electron. For example, conflicts may arise in the determination of the annual services fee payable by the Company pursuant to the Corporate Services Agreement between the Company and Thermo Electron and in determining whether to invest funds with or borrow funds from Thermo Electron pursuant to other contractual arrangements. Certain officers of the Company, including John N. Hatsopoulos and Paul F. Kelleher are also officers of Thermo Electron and/or other subsidiaries of Thermo Electron, and are full-time employees of Thermo Electron. These officers will devote only a small portion of their working time (anticipated to be less than 5% in the case of Messrs. Hatsopoulos and Kelleher) to the affairs of the Company. Further, it is an essential element of Thermo Electron's career development program that successful executives and managers be considered for positions of increased responsibility anywhere within the Thermo Electron family of companies. Certain of the Company's executives and managers were promoted to their present positions under this policy. There can be no assurance that the Company's present executives and managers will not assume other positions within the Thermo Electron family of companies, causing them to be unavailable to serve the Company or to reduce the amount of time that they devote to the affairs of the Company. For financial reporting purposes, the Company's financial results are included in the consolidated financial statements of Thermo Electron. Since the members of the Board of Directors of the Company who are also affiliated with Thermo Electron have fiduciary duties to the stockholders of the Company and the stockholders of Thermo Electron, or both, as applicable, such individuals will consider not only the short-term and the long-term impact of operating decisions on the Company, but also the impact of such decisions on the consolidated financial results of Thermo Electron. In some instances the impact of such decisions could be disadvantageous to the Company while advantageous to Thermo Electron, or vice versa. For example, conflicts may arise with respect to possible future acquisitions by the Company of assets or businesses of Thermo Electron or another Thermo Electron affiliated company in which the purchase price to be paid by the Company is subject to negotiation between the Company and Thermo Electron or such other Thermo Electron affiliated company. These negotiations will be subject to the potential conflicts associated with related-party transactions. The Company is also a party to various agreements with Thermo Electron that may limit the Company's operating flexibility.

There can be no assurance that these factors will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Relationship with Affiliates."

     Potential Volatility of Stock Price. Since public trading of the Company's Common Stock commenced in January 1995, the market price has fluctuated considerably, and it may continue to fluctuate in the future. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new contracts or products by the Company or its competitors, government regulation and approvals, developments in patent or other proprietary rights and market conditions for stocks of companies similar to the Company could have a significant impact on the market price of the Common Stock.

     Lack of Dividends. The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be declared or paid on the Common Stock. Declaration of dividends on the Common Stock will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. See "Dividend Policy."

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the Offering are estimated to be $67.3 million (approximately $77.4 million if the Underwriters' over-allotment option is exercised in full) assuming a public offering price of $15.88 per share (the last reported sales price on the AMEX on May 29, 1998), after deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company. The Company intends to use the net proceeds for general corporate purposes, which may include equity investments in future projects, possible acquisitions of businesses, repayment of outstanding indebtedness, capital expenditures, working capital requirements, research and development, and loans to and/or investments in the Company's subsidiaries. The precise amount and timing of the application of such net proceeds will depend upon the funding requirements of the Company and the availability and cost of other funds. The Company is in various stages of negotiations with respect to several acquisitions; however, it currently has no commitment or agreement for any material acquisition. Pending these uses, the Company expects to invest the net proceeds primarily in investment grade interest or dividend bearing instruments, either directly by the Company or pursuant to a repurchase agreement with Thermo Electron. The Company's cash equivalents may be invested from time to time pursuant to a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, United States government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement currently earn a return equal to a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.


                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the AMEX under the symbol TCK. The following table sets forth the high and low sales prices for the periods indicated of the Company's Common Stock as reported in the consolidated transaction reporting system. Sales prices have been restated to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, in October 1996.


                        FISCAL 1996                           HIGH     LOW
                        -----------                           ----     ---
First Quarter...............................................  $11 1/6  $ 8 11/12
Second Quarter..............................................   14       10 3/4
Third Quarter...............................................   16 5/6   13 1/6
Fourth Quarter..............................................   16 5/12  13 1/3
FISCAL 1997
First Quarter...............................................   16 1/4   14 1/2
Second Quarter..............................................   15 3/4   14 1/8
Third Quarter...............................................   16       11 3/8
Fourth Quarter..............................................   15 1/2   13 1/4
FISCAL 1998
First Quarter...............................................   18 1/2   13
Second Quarter..............................................   19 3/4   16 3/4
Third Quarter (through May 29, 1998)........................   19 3/4   15 7/8



     As of May 29, 1998, the Company had 694 holders of record of its Common Stock. This does not include holdings in street or nominee names.


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock and does not expect to declare or pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Company's Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements and financial condition. Payment of dividends by the Company may be further limited by certain restrictions on the ability of certain of the Company's subsidiaries to transfer funds to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of April 4, 1998, stated on a pro forma basis to reflect the May 1998 conversion by Thermo Electron of $68.5 million principal amount of subordinated convertible debentures into 10,821,485 shares of Common Stock, and as adjusted to give effect to the sale of the shares of Common Stock offered hereby, assuming a public offering price of $15.88 per share (the last reported sales price on the AMEX on May 29, 1998), after deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company.



                                                                   APRIL 4, 1998
                                                              -----------------------
                                                              PRO FORMA   AS ADJUSTED
                                                              ---------   -----------
                                                               (IN THOUSANDS, EXCEPT
                                                                  SHARE AMOUNTS)
Long-term Obligations:
  Nonrecourse tax-exempt obligations........................  $ 37,600     $ 37,600
  Subordinated convertible debentures.......................    53,595       53,595
  Capital lease obligations.................................    15,484       15,484
                                                              --------     --------
                                                               106,679      106,679
                                                              --------     --------
Shareholders' Investment:
  Common stock, $.10 par value, 50,000,000 shares
     authorized; 37,437,930 pro forma shares issued and
     41,937,930 shares as adjusted (1)......................     3,744        4,194
  Capital in excess of par value............................   170,753      237,573
  Retained earnings.........................................    81,049       81,049
  Treasury stock at cost, 2,047,913 shares..................   (30,265)     (30,265)
  Cumulative translation adjustment.........................         6            6
  Net unrealized gain on available-for-sale investments.....     3,726        3,726
                                                              --------     --------
     Total Shareholders' Investment.........................   229,013      296,283
                                                              --------     --------
          Total Capitalization (Long-term Obligations and
           Shareholders' Investment)........................  $335,692     $402,962
                                                              ========     ========


---------------

(1) Does not include 4,932,171 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans and upon conversion of the Company's 4.875% and noninterest-bearing convertible debentures. As of April 4, 1998, options to purchase 1,208,181 shares of Common Stock had been granted under these plans. See Notes 4, 5 and 11 of Notes to Consolidated Financial Statements of the Company.

                           SELECTED FINANCIAL INFORMATION

     The selected financial information below for the nine months ended September 30, 1995, and as of and for the fiscal years ended September 28, 1996, and September 27, 1997, has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this Prospectus. This information should be read in conjunction with the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus. The selected financial information as of and for the fiscal years ended January 1, 1994, and December 31, 1994, and as of September 30, 1995, has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, but have not been included in this Prospectus. The selected financial information for the fiscal year ended September 30, 1995, and for the six-month periods ending March 29, 1997, and April 4, 1998, has not been audited but, in the opinion of the Company, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis.

                                                    NINE MONTHS
                               FISCAL YEAR ENDED       ENDED              FISCAL YEAR ENDED               SIX MONTHS ENDED
                              -------------------   -----------   ----------------------------------   -----------------------
                              JAN. 1,    DEC. 31,    SEPT. 30,    SEPT. 30,    SEPT. 28,   SEPT. 27,   MARCH 29,     APRIL 4,
                                1994       1994       1995(1)     1995(1)(2)     1996       1997(3)    1997(2)(3)   1998(2)(4)
                              --------   --------   -----------   ----------   ---------   ---------   ----------   ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues....................  $117,691   $134,261    $107,139      $139,319    $150,076    $180,191     $77,188      $95,016
                              --------   --------    --------      --------    --------    --------     -------      -------
Costs and Operating
  Expenses:
  Cost of revenues..........   100,242    100,457      74,097        98,822     101,883     113,236      55,135       65,040
  Selling, general, and
    administrative
    expenses................     4,971      8,555       7,856         9,307      11,525      18,260       8,026       11,672
  Research and development
    expenses................        --         --          --            --         693       1,597         569        1,389
                              --------   --------    --------      --------    --------    --------     -------      -------
                               105,213    109,012      81,953       108,129     114,101     133,093      63,730       78,101
                              --------   --------    --------      --------    --------    --------     -------      -------
Operating Income............    12,478     25,249      25,186        31,190      35,975      47,098      13,458       16,915
Interest Income.............       460      1,636       2,820         3,340       5,104       5,089       2,262        2,370
Interest Expense............    (2,005)   (11,143)    (10,567)      (13,333)    (14,727)    (13,926)     (6,644)      (6,768)
Gain on Issuance of Stock by
  Subsidiary................        --         --          --            --          --          --          --        6,269
Equity in Earnings (Loss) of
  Joint Venture.............    (1,718)        --          --            --         (26)         33         126          123
                              --------   --------    --------      --------    --------    --------     -------      -------
Income Before Provision for
  Income Taxes and Minority
  Interest..................     9,215     15,742      17,439        21,197      26,326      38,294       9,202       18,909
Provision for Income
  Taxes.....................     2,304      4,972       6,027         7,200       7,271      14,415       3,358        4,609
Minority Interest Expense...     3,021      1,119       1,148         1,457       1,275       1,334         592          844
                              --------   --------    --------      --------    --------    --------     -------      -------
NET INCOME..................  $  3,890   $  9,651    $ 10,264      $ 12,540    $ 17,780    $ 22,545     $ 5,252      $13,456
                              ========   ========    ========      ========    ========    ========     =======      =======
EARNINGS PER SHARE(5):
  Basic.....................  $    .20   $    .49    $    .46      $    .58    $    .76    $    .92     $   .21      $   .55
                              ========   ========    ========      ========    ========    ========     =======      =======
  Diluted...................  $    .19   $    .37    $    .34      $    .43    $    .54    $    .64     $   .16      $   .38
                              ========   ========    ========      ========    ========    ========     =======      =======
WEIGHTED AVERAGE SHARES(5):
  Basic.....................    19,737     19,737      22,477        21,796      23,528      24,613      24,772       24,460
                              ========   ========    ========      ========    ========    ========     =======      =======
  Diluted...................    20,079     30,847      33,815        33,014      36,292      38,740      37,872       39,261
                              ========   ========    ========      ========    ========    ========     =======      =======

                                                    NINE MONTHS
                               FISCAL YEAR ENDED       ENDED              FISCAL YEAR ENDED               SIX MONTHS ENDED
                              -------------------   -----------   ----------------------------------   -----------------------
                              JAN. 1,    DEC. 31,    SEPT. 30,    SEPT. 30,    SEPT. 28,   SEPT. 27,   MARCH 29,     APRIL 4,
                                1994       1994       1995(1)     1995(1)(2)     1996       1997(3)    1997(2)(3)   1998(2)(4)
                              --------   --------   -----------   ----------   ---------   ---------   ----------   ----------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working Capital.............  $ 17,295   $ 28,418    $ 58,361      $ 58,361    $ 76,217    $ 90,714     $ 49,927     $ 65,279
Total Assets................   302,345    285,970     390,476       390,476     449,145     485,305      435,987      486,526
Long-term Obligations.......   177,300    163,800     202,360       202,360     209,281     204,690      174,132      175,179
Total Shareholders'
  Investment................    45,495     55,146      92,985        92,985     129,687     147,276      142,872      160,513


---------------
(1) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995, is presented.

(2) Derived from unaudited financial statements.

(3) Includes the results of the business of biosys, inc. since its acquisition by the Company in January 1997.

(4) Includes the results of the Bt business of Novartis since its acquisition by the Company in November 1997.

(5) During the first quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." As a result, all previously reported earnings per share have been restated.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     The Company reports its results in two business segments. The Energy segment currently operates independent electric power-generation facilities through joint ventures, limited partnerships, or wholly owned subsidiaries (the "Operating Companies") and also operates the K-Fuel Facility. The Biopesticide segment manufactures and sells biopesticides through the Company's majority-owned subsidiary, Thermo Trilogy Corporation.



     In the Energy segment, each Operating Company in the United States sells power under a long-term power-sales agreement. The profitability of operating the Company's facilities depends on the price received for power under the power sales agreements with power purchasers, on plant performance or availability, and on the fuel, operating, and maintenance costs for the facilities. As of January 1998, the Energy segment operates a 12-megawatt energy center and five auxiliary boilers in the Czech Republic. The Energy segment earns a disproportionately high share of its income in May to October due to the rate structures under the power sales agreements for its California plants, which provide strong incentives to operate during this period of high demand. Conversely, the Energy segment has historically operated at marginal profitability during the second fiscal quarter due to the rate structure under these agreements. The Energy segment's profitability is also dependent on the amount of development expenses that it incurs.



     The Company has also entered the field of engineered clean fuels through a limited partnership agreement with KFx, Inc. The Company is a 95% partner in a partnership established to develop, construct, and operate a subbituminous coal beneficiation facility using the patented K-Fuel technology licensed from KFx, Inc. This facility, located near Gillette, Wyoming, will use the K-Fuel technology, which transforms low-energy, high-moisture coal into low-moisture, high-energy fuel with reduced sulfur. A tax credit per ton of fuel produced and sold is available with respect to qualifying alternative fuels from a facility placed in service before June 30, 1998, pursuant to a binding written contract in effect before December 31, 1996. The Company believes that the K-Fuel Facility was placed in service in April 1998. The economic returns of the K-Fuel Facility primarily result from tax credits on the facility's production of K-Fuel. The Company expects that the K-Fuel Facility will report operating losses for financial reporting purposes primarily as a result of recording depreciation over the expected life of the tax credit. There can be no assurance that the K-Fuel facility would be determined to qualify for the tax credit or that the Company will realize a benefit from the tax credit. See "Risk Factors -- Risks Associated with Clean Fuels Business -- Uncertainty Regarding K-Fuel Facility."


     The Company has expanded its energy operations into international markets and has begun business development efforts in Italy and the Czech Republic. In January 1998, the Company, through a wholly owned subsidiary's participation in a joint venture ("EMD Ventures"), indirectly acquired an 83% interest in the assets of a 12-megawatt energy center near Tabor, Czech Republic, along with the business of five auxiliary boilers in the town of Pribram, Czech Republic (the "Czech Republic operations"). The Company has begun construction to expand the 12-megawatt facility to 50-megawatt capacity. The cost of business development efforts is expected to increase as the Company expands into these markets due to increased complexity inherent in foreign development. In addition, the amount of cash required to fund equity investments is expected to increase, due to the financing requirements of lenders in foreign markets.


     Thermo Trilogy's biopesticide products include botanical extracts from the seed of the tropical neem tree, microbial-based pesticides (fungal-based insecticides and fungicides bacterial-based insecticides, baculovirus and beneficial nematodes), insect pheromone-based products such as traps and lures, and disease-free sugar cane planting stock. These biopesticide products are used as alternatives or complements to conventional chemical-based pest control technologies. In January 1997, Thermo Trilogy acquired substantially all of the assets of biosys, inc. In November 1997, Thermo Trilogy acquired the sprayable bacillus thuringiensis ("Bt") -- biopesticide business of Novartis AG and its affiliates (the "Bt business of Novartis").

     Since its inception, the Company has derived a substantial majority of its revenues from the development, construction and operation of biomass electric generation facilities. While the Company's U.S. biomass energy business is expected to continue to generate revenues for the foreseeable future, the Company expects the aggregate revenues and profitability associated with this business to decline significantly beginning in fiscal 2000. In addition, within the next few years the Company expects a substantial portion of its revenues to be derived from new business ventures in clean power resources, clean fuels and biopesticides. A major portion of the Company's efforts will be focused on developing and acquiring new power projects, additional clean fuel projects and its biopesticides business. The Company has had limited prior experience in the repowering of power plants and the development and sale of clean fuels, and there can be no assurance that the Company will be able to successfully develop, market or sell its products and services in these areas. The Company's future success will depend significantly on its ability to develop, introduce and integrate new products and services in these areas. No assurance can be given that the Company will be successful in this regard. Any failure or inability of the Company to implement these strategies would have a material adverse effect on the Company's business, financial condition and results of operations.

RESULTS OF OPERATIONS

     In June 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the results of operations for 1996 compares the year ended September 28, 1996 (fiscal 1996) with the unaudited year ended September 30, 1995 (1995).

  First Six Months Fiscal 1998 Compared With First Six Months Fiscal 1997

     Total revenues increased 23% to $95.0 million in the first six months of fiscal 1998 from $77.2 million in the first six months of fiscal 1997. Revenues from the Energy segment in the first six months of fiscal 1998 were $80.6 million, compared with $72.6 million in the first six months of fiscal 1997. The increase was primarily due to higher contractual rates at all the Company's facilities, except the Hemphill plant. The increase was also due to the inclusion of $2.4 million of revenues from the Czech Republic operations, purchased in January 1998, and, to a lesser extent, higher electrical generation at all of the Company's facilities due to the first six months of fiscal 1998 including 27 weeks, compared with 26 weeks in the first six months of fiscal 1997.

     Revenues at Thermo Trilogy in the first six months of fiscal 1998 were $14.4 million, compared with $4.6 million in the first six months of fiscal 1997. The increase was substantially due to the inclusion of revenues from the biosys business and the Bt business of Novartis, acquired in January 1997 and November 1997, respectively.

     The gross profit margin increased to 32% in the first six months of fiscal 1998 from 29% in the first six months of fiscal 1997. The gross profit margin for the Energy segment increased to 30% in the first six months of fiscal 1998 from 27% in the first six months of fiscal 1997. The improvement resulted primarily from higher contractual energy rates at the Company's Delano, Gorbell and Whitefield facilities as well as the inclusion of higher-margin revenues from the Czech Republic operations.

     The gross profit margin for Thermo Trilogy decreased to 40% in the first six months of fiscal 1998 from 50% in the first six months of fiscal 1997. The decrease resulted primarily from the inclusion of lower-margin revenues from the biosys business for six months in fiscal 1998, compared with three months in fiscal 1997, as well as the inclusion of lower-margin revenues from the Bt business of Novartis.

     The power sales agreements for the Company's Woodland, Mendota and Delano plants in California are so-called standard offer #4 ("SO#4") contracts, which require Pacific Gas & Electric ("PG&E"), in the case of Woodland and Mendota, and Southern California Edison ("SCE"), in the case of Delano I and Delano II, to purchase the power output of the projects at fixed rates until 2000 in the case of Woodland and Mendota, and 2001 in the case of Delano. However, with respect to Woodland and Mendota, PG&E has asserted that the fixed rates under its agreements will terminate mid-1999, although the Company disputes this assertion. Thereafter, the utility will pay a rate based upon the costs that would have otherwise been incurred by the purchasing utilities in generating their own electricity or in purchasing it from other sources

("avoided cost") (as determined from time to time by the California Public Utility Commission). Avoided cost is determined pursuant to a formula that is intended to estimate the price that the utility would, but for its contract with the power producer, be paying for the same amount of energy. The rate fluctuates with the price of fuels and certain other factors. At present, the avoided cost is substantially lower than the payments currently being made by PG&E and SCE to the Company under the fixed rate portions of its contracts. In addition, although it is difficult to predict future levels of avoided cost, based on current estimates, avoided cost is expected to be substantially lower in 2000 than the rates currently being paid by PG&E and SCE under its fixed rate contracts. The Company expects, that at current avoided cost rates, absent sufficient reductions in fuel prices and other operating costs, the Company's Mendota and Delano plants would operate at substantially reduced operating income levels or at a loss beginning in fiscal 2001. In fiscal 1997 the Mendota and Delano plants' aggregate operating income was approximately $34.0 million. Further, if the Woodland plant were to operate at projected avoided cost levels, substantial losses would result primarily due to nonrecourse lease obligations that extend beyond 2000. Absent sufficient reductions in fuel prices and other operating costs, under such circumstances the Company would draw down power reserve funds to cover operating cash shortfalls and then, should such funds be depleted, either renegotiate its nonrecourse lease for the Woodland plant or forfeit its interest in the plant. During the first quarter of fiscal 1997, the Company began recording as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in 2000. Consequently, the results of the Woodland plant were greatly diminished during 1997 and the Company expects that such results will be reduced to approximately breakeven in 1998 and thereafter. During fiscal 1997 and 1996, the Woodland plant contributed $1.0 million and $5.1 million of operating income, respectively.


     The Company began reporting the K-Fuel Facility's results of operations in April 1998. Although the facility has operated and produced commercially salable product, the Company has encountered certain difficulties in optimizing its performance to achieve optimal and sustained operation. The Company has addressed and resolved certain problems previously encountered, including a fire at the facility and certain construction problems, including issues relating to the flow of materials within the facility and the design and operation of certain pressure-release equipment. Currently, the Company is experiencing certain operational problems relating to tar and fines residue build-up within the system during production and other product quality issues related to product dusting. The Company is actively exploring solutions to these problems. Because the technology being developed at the facility is new and untested, no assurance can be given that other difficulties will not arise or that the Company will be able to correct these problems and achieve optimal and sustained performance.


     Selling, general, and administrative expenses as a percentage of revenues increased to 12% in the first six months of fiscal 1998 from 10% in the first six months of fiscal 1997. The increase resulted primarily from the inclusion of higher selling, general, and administrative expenses as a percentage of revenues at Thermo Trilogy due to the acquisitions of the biosys business and the Bt business of Novartis.

     Research and development expenses represent Thermo Trilogy's ongoing new product development and increased to $1.4 million in the first six months of fiscal 1998 from $0.6 million in the first six months of fiscal 1997 due to the acquisition of the Bt business of Novartis.


     Interest income increased to $2.4 million in the first six months of fiscal 1998 from $2.3 million in the first six months of fiscal 1997. Interest income earned on invested proceeds from the Company's April 1997 issuance of $50.0 million principal amount of 4.875% subordinated convertible debentures was largely offset by a reduction in invested funds due to cash expended for the acquisition of the Bt business of Novartis, the repurchase of Company Common Stock, and construction of the K-Fuel Facility.


     Interest expense increased to $6.8 million in the first six months of fiscal 1998 from $6.6 million in the first six months of fiscal 1997. An increase in interest expense related to the issuance of the 4.875% subordinated convertible debentures was largely offset by a decrease in interest expense due to lower outstanding debt related to the Company's Delano and Mendota plants.

     The Company and Thermo Electron have adopted a strategy of spinning out certain of their businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The

Company believes that this strategy provides additional motivation and incentives for the management of the subsidiaries through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. As a result of the sale of stock by Thermo Trilogy, the Company recorded a nontaxable gain on issuance of stock by subsidiary of $6.3 million in the first six months of fiscal 1998. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. In addition, in October 1995, the Financial Accounting Standards Board ("FASB") issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements: Policy and Procedures" (the "Proposed Statement"). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there would be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in the equity of the consolidated entity with no gain or loss being recorded. The FASB continues to deliberate on this issue and the timing and contents of any final statement are uncertain. Accordingly, there can be no assurance that the Company will be able to realize gains from such transactions in the future.

     Equity in earnings (loss) of joint venture represents the Company's proportionate share of income (loss) from a joint venture.

     The Company's effective tax rates were 24% and 36% in the first six months of fiscal 1998 and 1997, respectively. The effective tax rate in the first six months of fiscal 1998 was below the statutory federal income tax rate due to the nontaxable gain on issuance of stock by subsidiary. The effective tax rate exceeded the statutory federal income tax rate in the first six months of fiscal 1997 primarily due to the impact of state income taxes, offset in part by the exclusion of income taxed directly to a minority partner.

     Minority interest expense represents the allocation of income from plant operations to a minority partner in an Operating Company and, in the first six months of fiscal 1998, the minority shareholders' proportionate share of Thermo Trilogy's results.

     The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products purchased by the Company. The Company believes that its internal information systems are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems, which could result in a material adverse effect on the Company's future results of operations.

     The Company is presently assessing whether its key suppliers are adequately addressing the year 2000 problem and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

  Fiscal 1997 Compared With Fiscal 1996

     Revenues increased 20% to $180.2 million in fiscal 1997 from $150.1 million in fiscal 1996. Revenues increased $14.2 million due to the inclusion of revenues for the full fiscal year from Thermo Trilogy, including operations from the biosys acquisition in January 1997. In addition, during fiscal 1997, the Company decided not to proceed in its development of a natural gas cogeneration facility in Staten Island, New York and, accordingly, recorded $8.2 million of previously deferred revenues related to an August 1993 agreement with a utility. The increase in revenues was also due to higher contractual energy rates at all of the Company's facilities, except the Hemphill plant.

     The gross profit margin increased to 37% during fiscal 1997 from 32% in fiscal 1996. The improvement results primarily from the effect of the Staten Island agreement and, to a lesser extent, the inclusion of higher-margin Thermo Trilogy revenues for all of fiscal 1997 and the effect of higher contractual energy rates. The increases were offset in part by lower profitability at the Company's Woodland plant for the reasons discussed in the results of operations for the first six months of fiscal 1998.

     Selling, general, and administrative expenses as a percentage of revenues were 10% in fiscal 1997, compared with 8% in fiscal 1996. The increase resulted primarily from the inclusion of higher selling, general, and administrative expenses as a percentage of revenues at Thermo Trilogy for a full year, offset in part by higher revenues.

     Research and development expenses represent Thermo Trilogy's ongoing new product development and increased to $1.6 million in fiscal 1997 from $0.7 million in fiscal 1996 due to the acquisition of the biosys business.

     Interest income was unchanged at $5.1 million in fiscal 1997 and fiscal 1996. Increases in fiscal 1997 invested balances as a result of the Company's issuance of the 4.875% subordinated convertible debentures and operating cash flows were offset by amounts expended for the repurchase of Company common stock, construction of the K-fuel Facility, and the January 1997 acquisition of the biosys business.

     Interest expense decreased to $13.9 million in fiscal 1997 from $14.7 million in fiscal 1996, due to lower outstanding debt related to the Company's Delano and Mendota plants, offset in part by an increase in interest expense due to the issuance of the 4.875% subordinated convertible debentures.

     Equity in earnings (loss) of joint venture represents the Company's proportionate share of income (loss) from a joint venture.

     The Company's effective tax rates were 38% and 28% in fiscal 1997 and 1996, respectively. The fiscal 1997 rate exceeded the statutory federal income tax rate as a result of the impact of state income taxes, offset in part by the exclusion of income taxed directly to a minority partner. The effective tax rate in fiscal 1996 was lower than the statutory federal income tax rate due to the full utilization of tax loss and credit carryforwards as a result of the resolution of certain tax contingencies, offset in part by the impact of state income taxes.

     Minority interest expense represents the allocation of income from plant operations to a minority partner in an Operating Company.

  Fiscal 1996 Compared With 1995

     Revenues increased 8% to $150.1 million in fiscal 1996 from $139.3 million in 1995. The increase was primarily due to higher contractual energy rates in fiscal 1996 at all of the Company's facilities, except the Hemphill plant, as well as fewer days of scheduled and unscheduled outages at the Delano plants and the inclusion of $1.7 million in revenues from Thermo Trilogy, which was acquired in May 1996.

     The gross profit margin increased to 32% during fiscal 1996 from 29% in 1995. The improvement results largely from the effect of higher energy rates in 1996 and, to a lesser extent, lower fuel costs.

     Selling, general, and administrative expenses as a percentage of revenues were 8% in fiscal 1996, compared with 7% in 1995. The change results primarily from an ongoing increase in business development efforts and the inclusion of higher general and administrative expenses as a percentage of revenues at Thermo Trilogy.

     Research and development expenses represent Thermo Trilogy's ongoing new product development.

     Interest income increased to $5.1 million in fiscal 1996 from $3.3 million in 1995, primarily due to interest income earned on invested proceeds from the issuance of $37.0 million principal amount of noninterest bearing subordinated convertible debentures in March 1996 and the Company's initial public offering in February 1995. Interest expense increased to $14.7 million in fiscal 1996 from $13.3 million in 1995, primarily due to the conversion of the Mendota plant lease to a capital lease effective April 1995.

     Equity in earnings (loss) of joint venture represents the Company's proportionate share of income (loss) from a joint venture.

     The Company's effective tax rates were 28% and 34% in fiscal 1996 and 1995, respectively. The rates in both years reflect the exclusion of income taxed directly to minority partners, as well as the benefit of tax credits and loss carryforwards, offset in part by the impact of state income taxes. The effective tax rate decreased in fiscal 1996 from 1995 due to the full utilization of tax loss and credit carryforwards as a result of the resolution of certain tax contingencies.

     Minority interest expense represents the allocation of income from plant operations to a minority partner in an Operating Company.

LIQUIDITY AND CAPITAL RESOURCES


     Working capital was $65.3 million at April 4, 1998, compared with $90.7 million at September 27, 1997. The Company had cash, cash equivalents, and current restricted funds of $60.9 million at April 4, 1998, compared with $104.3 million at September 27, 1997. Current restricted funds held in trust pursuant to certain lease and debt agreements totaled $14.4 million and $20.8 million at April 4, 1998, and September 27, 1997, respectively. In addition, cash and cash equivalents include $9.3 million and $12.0 million at April 4, 1998, and September 27, 1997, respectively, which are restricted by the terms of certain lease and financing agreements. These restrictions limit the ability of the Operating Companies to transfer funds to the Company in the form of dividends, loans, advances, or other distributions. Further, until such time, if ever, as projections of avoided cost change, all cash flows from the Woodland Operating Company, other than cash required for tax distributions, will be restricted from distribution to the Company. During the first six months of fiscal 1998, the Company's operating activities provided cash and restricted funds of $18.1 million. Cash from the Company's operations was offset in part by cash used to fund increases in accounts receivable and inventory of $3.5 million and $0.9 million, respectively. The increase in accounts receivable was in support of increased revenues due to the acquisition of the Bt business of Novartis in November 1997 and the purchase of Czech Republic operations in January 1998. The increase in inventory was substantially associated with the Company's Czech Republic operations.


     During the first six months of fiscal 1998, the Company's investing activities used cash of $41.1 million. In November 1997, the Company, through Thermo Trilogy, acquired the Bt business of Novartis for $19.1 million in cash and the assumption of certain liabilities. In March 1998, the Company acquired two power-generation facilities and related sites in California for approximately $9.5 million in cash and the assumption of certain liabilities. The Company, through its Limited Partnership Agreement with KFx Wyoming, Inc., expended $7.5 million for the construction of the K-Fuel Facility. In January 1998, the Company, through a wholly owned subsidiary's participation in a joint venture, indirectly acquired an 83% interest in the assets of a 12-megawatt energy center near Tabor, Czech Republic, along with the business of five auxiliary boilers in the town of Pribram, Czech Republic, for $6.9 million in cash. In addition, the Company expended $1.9 million on other capital expenditures during the first six months of fiscal 1998. During the remainder of fiscal 1998, the Company expects to expend an additional $2.0 million on capital expenditures.


     During the first six months of fiscal 1998, the Company's financing activities used cash of $20.4 million. The Company used cash of $24.7 million for the repayment of long-term obligations and payments under capital lease obligations related to two of its California plants. In the first six months of fiscal 1998, Thermo Trilogy issued shares of its common stock in private placements for net proceeds of approximately $14.9 million. Through a series of transactions commencing in April 1997, the Company's Board of Directors has authorized the repurchase, through various dates, of up to $30.0 million of its own securities in the open market, or in negotiated transactions. Through April 4, 1998, the Company had repurchased $29.9 million in Common Stock under these authorizations, including $10.2 million during the first six months of fiscal 1998. Any such purchases are funded from working capital.


     In September 1996, the Company, through a wholly owned subsidiary, formed a joint venture with Marcegaglia Group of Mantova, Italy, to develop, own, and operate biomass-fueled electric power facilities in that country, which may require significant equity investments if development efforts are successful. In January 1996, the Company, through a wholly owned subsidiary, entered into a joint development agreement with EMD in the Czech Republic. In January 1998, the Company entered into a new joint venture arrangement with EMD, superseding the prior agreement, which may require significant equity investments if development efforts are successful.

     The Company's short-term financing requirements at April 4, 1998, consisted primarily of $16.9 million, due in the remainder of fiscal 1998, of principal and interest payments related to the long-term financing provisions for the Mendota and Delano projects. The Company expects that the cash flows of its Mendota, Delano I, and Delano II plants will be sufficient to make future lease and debt payments. The Company believes that its short-term liquidity needs will be met through cash flows from operating activities. The Company has commenced an expansion project in its Czech Republic operations, acquired in January 1998. The Company estimates the cost of this expansion as $25.0 million, of which it expects approximately 66% will be funded by bank financing and the remainder from internal funds. While the Company does not currently have any firm available credit facilities, it does not expect to require funding for currently existing operations in the foreseeable future, with the exception of the financing required for the expansion project at its Czech Republic operations. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future, including at least the next 24 months. The Company is in the early stages of developing projects in Italy, the Czech Republic, and Southern California. Equity investments required by the Company for these development efforts, if successful, are uncertain, but may be significant. Although the Company's projects are designed to produce cash flow over the long-term, the Company will have to obtain significant additional funds from time to time to complete acquisitions and to meet project development requirements, including the funding of equity investments. As the Company acquires, invests in, or develops future plants, the Company expects to finance them with nonrecourse debt, internal funds, additional equity or through borrowings from third parties or Thermo Electron. Although Thermo Electron has expressed its willingness to provide funds to the Company to help finance acquisitions and equity investments in future projects, the Company has no agreements with Thermo Electron or third parties that assure funds will be available on acceptable terms or at all.

                                    BUSINESS


     The Company is engaged in several businesses involving environmentally responsible technologies and products, including (i) the generation of nonutility electric power using clean power processes ("clean power resources"),
(ii) the production and sale of engineered clean fuels and the development and operation of natural gas gathering, storage and marketing businesses ("clean fuels") and (iii) the development and sale of environmentally friendly pest control products ("biopesticides"). The Company has entered these businesses by leveraging its expertise with environmental technologies and plans to capitalize on opportunities created by the deregulation of the U.S. energy markets, increasing energy demand and stricter environmental regulation worldwide.


                             CLEAN POWER RESOURCES

OVERVIEW


     Since the mid-1980s, the Company's core business has been to design, develop, own and operate independent power generation plants using environmentally friendly fuels, such as agricultural and wood waste ("biomass"). The Company currently owns and operates seven biomass facilities representing total electric generation capacity of 140 megawatts. With its three New England facilities fueled by wood waste and its four California facilities fueled by agricultural and wood waste, the Company is the largest biomass energy plant operator in the U.S. In response to deregulation, the Company has sought to exploit new opportunities in the domestic power generation market where it can be competitive by leveraging its extensive experience in all aspects of power project development, including permitting, regulatory compliance, utility interface, financing, fuel procurement, construction management, operations and maintenance. For example, the Company is pursuing opportunities using the latest clean combustion technologies to retrofit or repower power plants being divested by utilities. The Company is actively pursuing opportunities in certain international markets where demand for electric power is being driven by rapid economic growth and where increasingly strict environmental regulations are being enacted. The Company intends to address both the need for additional power generating capacity, in the form of greenfield development of environmentally responsible facilities, including biomass facilities, and the need for retrofitting facilities to bring them into environmental compliance.


INDUSTRY


     Regulatory changes have had and will continue to have a significant impact on the domestic power market. The National Energy Policy Act of 1992 exempts a new class of facilities, electric wholesale generators ("EWGs"), from certain federal utility regulation and liberalizes access for nonutility generators to the utility power transmission grid. Deregulation in certain states has created price competition among various utility and nonutility operators and favors the most price competitive supplier. In addition, in certain states deregulation is requiring utilities to unbundle their generating assets from their distribution and transmission assets and as a result some utilities are divesting their generating assets creating opportunities for nonutility power generators to enter the market. Many states are also considering the elimination of many of the regulations that currently limit the ability of power generators to negotiate power sale agreements directly with industrial and commercial customers. The Company believes that the enhanced ability to transmit (or "wheel") power combined with the ability to negotiate directly with power consumers, are also creating new opportunities for nonutility generators. At the same time, the elimination of these barriers in the power market will increase competition for the sale of power. The Company believes that increased competition will lead to significant industry consolidation, which will create new opportunities for companies with the financial resources to acquire operating projects. Moreover, new environmental regulations, primarily the November 1990 amendments to the Clean Air Act (the "1990 Amendments"), have created significant new opportunities in the domestic power market arising out of the requirements of many power plants for environmentally responsible combustion technologies that will help them to comply with these new regulations.


     In the international electric power market, the Company sees similar opportunities resulting from growth in demand for clean power resources driven primarily by economic growth in developing nations, where existing generating capacity is inadequate to satisfy increased demand for power from businesses and consumers. At the same time, many countries are passing, or otherwise becoming subject to, increasingly strict environmental regulations. For example, Eastern European nations seeking admittance to the European Union ("EU") will need to pass environmental legislation that complies with EU standards. Toward that end, the Czech Republic passed its first clean air legislation in 1991. In addition, international power projects seeking World Bank financing will be required to meet emissions standards established by that entity.


     In many countries where substantial new generating capacity is required, governments and utilities do not have the available capital or the technical expertise to add the required capacity, and transmission grids are often inadequate to deliver needed power to certain locations. In addition, where compliance with environmental standards is a consideration, many countries lack the necessary experience with low emission combustion technologies. As a result, many foreign governments are seeking to privatize government-owned utilities and are encouraging the development of new power plants by nonutility generators. Strong local support exists in these countries for independent power projects, particularly those that utilize indigenous fuels and otherwise rely upon local sources, materials and labor. Because very few qualified independent power producers are based in many of these counties, significant opportunities exist for nonutility generators such as the Company to participate in both repowerings and greenfield power plant development.


BUSINESS STRATEGY

     The Company's strategy is to apply its technical expertise and project development and operational experience to domestic and international market opportunities created by the deregulation of energy markets, increased electric power demand primarily in developing countries and increasingly strict environmental regulation. In the design, development and operation of biomass fueled plants and natural gas cogeneration facilities, the Company has significant experience with different power generation technologies, including fluidized bed boilers, gas turbines, cogeneration and combined cycle generation. The Company believes that its experience with different technologies and fuels will allow it to maximize the efficiency and minimize the environmental impact of a power project. The Company's ability to respond to market opportunities as they arise will depend upon its access to sufficient amounts of capital. See "Risk Factors -- Uncertainty of Access to Capital."

  U.S. Strategy


     While the Company's current biomass operations are profitable, the development and construction of new U.S. biomass fueled plants are currently uneconomical because (i) the price for biomass fuels is higher relative to alternative fuels such as natural gas and (ii) the Company believes that deregulation of the U.S. electric utility market will drive energy prices downwards as it favors the most price competitive electric generation alternatives. The Company is shifting its focus from the U.S. biomass energy market to other energy projects which it expects will be competitive in the domestic power generation market. In the U.S., the Company's primary strategy is to take advantage of opportunities in the energy market created by deregulation. In certain states deregulation is promoting or requiring utilities to unbundle their generation assets from distribution and transmission assets and as a result certain utilities are divesting their generation assets. The Company's strategy is to acquire these assets at prices which will allow the Company to effectively compete in the deregulated energy market by providing power at competitive prices while maintaining acceptable returns on its investments in such assets.



     The Company intends to focus on the potential acquisition of projects with generating capacities in the range of 50 to 200 megawatts. The Company believes that this segment of the power market presents significant opportunities because it attracts fewer larger nonutility generators, and because many smaller nonutility generators lack the financial resources to effectively compete in a deregulating and consolidating market. Recently, the Company acquired two power plants from SCE for approximately $9.5 million and the assumption of certain liabilities. These facilities provide a significant opportunity to repower the 126 megawatt San Bernardino facility and the 154 megawatt Highgrove facility with new equipment and technology with the capacity to generate, on a combined basis, 600 megawatts of electricity at competitive rates, with fewer air emissions. The plants, built in the 1950s, have been designated "non must run" meaning they are not currently essential for assuring the reliable operation of the California power grid. The Company is evaluating various options regarding its participation, through these facilities, in the recently deregulated California electric-power market. If the Company undertakes to repower these facilities, the Company expects a significant financing would be involved, including significant equity investments and bank financings. No assurance can be given that the Company will undertake to repower these facilities or that if it does, it will successfully complete such projects on a timely basis or at all. The Company is also actively pursuing other opportunities to repower or retrofit older, inefficient and less environmentally friendly power plants located in the U.S. being divested by U.S. utility companies and municipalities.


     With respect to its existing biomass business, in response to the upcoming transition to avoided cost based power sales agreements, the Company is actively pursuing ways to reduce its expenses relating to these facilities while reducing the potential adverse effect on profitability of these facilities as a result of avoided cost based pricing. For example, the Company is in the process of renegotiating certain of its fuel supply contracts, is exploring various ways to reduce fuel costs, and is supporting certain legislation that would provide environmentally responsible power producers like the Company certain tax benefits.

  International Strategy

     The Company is also actively pursuing opportunities in the international power market, which is growing rapidly due to economic growth in many developing countries and the passage of environmental regulations that will necessitate the repowering of older plants in certain countries. The Company intends to address both the need for additional power generating capacity, in the form of greenfield development of environmentally responsible facilities, including biomass facilities, and the need for repowering, by introducing environmentally responsible combustion technologies to older plants. Other international opportunities include repowering of former state-owned facilities as a result of privatization. For example, the Company has embarked on new projects in the Czech Republic and Italy.


     The Company follows a multi-step process in screening international project opportunities. First, the Company evaluates a particular country against several criteria, including (i) the significant, long-term need for additional capacity or reconfiguration of existing capacity, (ii) the ability and willingness of the power purchaser to provide creditworthy power purchase payment arrangements (possibly through government guarantees), (iii) a legal system that provides for the predictable and reliable enforcement of contracts, and (iv) a stable political and economic environment which would minimize risks relating to political turmoil and currency fluctuations. If a country meets the Company's criteria, the Company will review individual projects against a set of project criteria. Specifically, the Company intends to select for development projects that (a) have a capacity of 50 to 200 megawatts, (b) provide opportunities for environmentally responsible combustion technologies and (c) provide the opportunity for the use of indigenous fuels and the local procurement of equipment, services and other resources necessary to operate the facility. The Company believes that facilities in the 50 to 200 megawatt size represent the best opportunities because they are more easily financed than larger projects and because the facility can be constructed in the geographic area of the fuel source and energy demand, which reduces reliance on often inadequate transmission grids. The process of locating, developing, permitting, financing and constructing power plants is complex, lengthy and expensive, and no assurance can be given that the Company will successfully develop all or any of the projects that it evaluates from time to time. See "Risk
Factors -- Uncertainty of Project Development."

CURRENT OPERATING PROJECTS

     The following table summarizes certain information relating to the Company's projects currently in operation. With the exception of the Mendota plant, at the end of each leased facility's applicable lease term, the Company has the option to renew the lease for a specified period or purchase the facility at fair market value. The Mendota plant may be purchased for a fixed amount at the end of its lease term.




                                                  PLANT SIZE          OWNERSHIP OF            IN-SERVICE
    PROJECT/LEASE              LOCATION            (NET MW)         OPERATING COMPANY            DATE
    -------------            -------------        ----------        -----------------        -------------
Hemphill                     New Hampshire           13.6                   67%              December 1987
  Lease
Gorbell                      Maine                   13.6                   80%              December 1987
  Lease
Whitefield                   New Hampshire           13.6                  100%              July 1988
  Own
Mendota                      California                25                  100%              May 1990
  Lease
Woodland                     California                25                  100%              May 1990
  Lease
Delano I                     California                27                  100%              January 1991
  Own
Delano II                    California                22                  100%              January 1994
  Own
Tabor                        Czech                     12                   87%              January 1998
  Own                        Republic



     Hemphill. The Hemphill facility, a 13.6-megawatt, wood waste plant, was completed in late 1987. It is located on a 50-acre site in Springfield, New Hampshire. The Operating Company is a joint venture in which the Company has a 67% interest. The generating equipment at the Hemphill facility is owned by BankBoston Leasing Services Inc., which leases the facility to the Operating Company through March 2003 with an option to renew or purchase the facility at fair market value. Public Service of New Hampshire ("PSNH") purchases power produced by the plant at a fixed rate under a rate order issued by the New Hampshire Public Utility Commission ("NHPUC") expiring in 2006. The Operating Company purchases wood waste pursuant to two contracts with affiliates of the Company's joint venture partner, each of which expires in 2003. The contracts provide for the supply of wood waste to the Operating Company at prescribed prices through December 1997 and at market prices thereafter. The current arrangement with PSNH is subject to a dispute. See "-- Legal Proceedings" and "Risk Factors -- Regulatory Risks."



     Gorbell. The Gorbell facility, a 13.6-megawatt wood waste plant, was completed in late 1987. It is located on a 56-acre site in Athens, Maine. The design of the facility is substantially similar to the Hemphill plant. The Operating Company is a joint venture in which the Company has an 80% interest, which decreases to 60% in 1998. The generating equipment at the Gorbell facility is owned by BankBoston Leasing Services Inc., which leases the facility to the Operating Company through March 2003, with an option to renew or purchase the facility for fair value. Power produced by the plant is sold to Central Maine Power Company ("CMP") through 2007 at a fixed price per kilowatt hour that is indexed annually to the rate of inflation. The Operating Company's fuel is purchased from an affiliate of the Company's joint venture partner pursuant to an agreement expiring in 2002 under which the price escalates based upon a prescribed index.



     Whitefield. The Whitefield facility is a 13.6-megawatt wood waste plant that has been in operation since 1988. It is located on a 46-acre site in Whitefield, New Hampshire. The power produced by the plant is sold to PSNH at established rates under a power sale agreement that expires in 2005. This plant is also subject to a dispute with PSNH. See "Hemphill" above. Fuel is purchased pursuant to an agreement expiring in 1998 under which the price escalates based upon a prescribed index. The Whitefield facility was originally owned by Chrysler Capital Corp., and leased to the Operating Company. The Company purchased the Whitefield facility in August 1992. See "-- Legal Proceedings" and "Risk Factors -- Regulatory Risks."



     Mendota. The Mendota facility is a 25-megawatt agricultural and urban wood waste plant that has been in operation since 1990. It is located on an 80-acre site in Mendota, California. The Operating Company is a limited partnership, 100% of which is owned by the Company. The generating equipment is owned by Chrysler Capital Corp., which leases the equipment to the Operating Company through 1999 at which point the Company will have an option to purchase the facility for $5.0 million. In June 1995, the Operating Company amended the facility lease which resulted in the agreement being treated as a capital lease. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The power generated by the plant is sold to Pacific Gas & Electric ("PG&E") under a standard offer #4 ("SO#4") contract expiring in 2014. Under the contract, PG&E is required to purchase the plant's electricity at predetermined prices until 2000, and at a price equal to PG&E's avoided cost for the remainder of the contract. Payments for capacity are fixed throughout the life of the contract. PG&E has asserted that the fixed rates under this contract will terminate mid-1999; however, the Company disputes this assertion. Approximately 28% of the fuel for the plant is purchased pursuant to long-term contracts terminating between 1998 and 2002, under which prices increase in accordance with prescribed schedules or market-based indexes. The remainder of the plant's fuel is purchased by the Operating Company on the spot market. See "Risk Factors -- Operating Risks."


     The power sale agreements between the Mendota and Woodland (discussed below) Operating Companies and PG&E allowed PG&E to curtail the quantity of power purchased under these agreements by up to 1,000 hours of generating capacity annually at each plant. PG&E normally exercised its curtailment rights during periods when cheaper hydroelectric power was available, which generally occurred following periods of heavy rain or snow. Curtailment reduces the power payment received by the Operating Companies and, therefore, has an adverse effect on the financial results of those Operating Companies. The Company experienced approximately 860, 930, and 950 hours of utility-imposed curtailments at each of the two plants during fiscal 1997, 1996, and 1995, respectively. In 1997, the Company renegotiated PG&E's curtailment rights limiting PG&E to 500 hours per year.


     Woodland. The Woodland facility is a 25-megawatt agricultural and urban wood waste plant located on a 38-acre site in Woodland, California. The design of the plant is essentially the same as the Mendota plant. The Operating Company is a limited partnership in which the Company owns all of the equity. The generating equipment is owned by BankBoston Leasing Services Inc., which leases the generating equipment to the Operating Company through March 2010, with an option to renew or purchase the generating equipment for fair value. The electricity generated by the plant is sold to PG&E under an SO#4 contract expiring in 2014, at predetermined energy prices until 2000. PG&E has asserted that the fixed rates under this contract will terminate mid-1999; however, the Company disputes this assertion. The price for the remainder of the contract is PG&E's avoided cost. Payments for capacity are fixed for the life of the contract. Approximately 21% of the fuel for the plant is purchased pursuant to long-term contracts terminating in 2000, under which prices increase in accordance with prescribed schedules or market-based indexes. The remaining fuel is purchased by the Operating Company on the spot market.



     The Operating Company has conditions in its nonrecourse lease agreement that require the funding of a "power reserve" in years prior to 2000, based on projections of operating cash flow shortfalls in 2000 and thereafter. The power reserve represents funds available to make lease payments in the event that revenues are not sufficient after the plant converts to avoided cost rates in March 2000. This funding requirement will significantly limit future profit distributions the Operating Company may make to the Company. Accordingly, beginning in the first quarter of fiscal 1997, the Company has expensed the funding of reserves required under Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in 2000. Consequently, the results of the Woodland plant were greatly diminished during 1997, and the Company expects that such results will be reduced to approximately break-even in 1998 and thereafter. During fiscal 1997 and 1996, the Woodland plant contributed $1.0 million and $5.1 million of operating income, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors -- Operating Risks."



     Delano I. The Delano I facility is a 27-megawatt agricultural and urban wood waste plant located on a 124-acre site in Delano, California. SCE purchases power under an SO#4 contract expiring in 2020, under which energy prices are predetermined until September 2000, and then at avoided cost for the remainder of the contract. Approximately 49% of the fuel supply is purchased pursuant to long-term contracts with terms expiring from 1997 to 2004 under which prices increase in accordance with prescribed schedules or market-based indexes. The remaining fuel is purchased by the Operating Company on the spot market. The Company has guaranteed to the Operating Company the price and availability of fuel that is not purchased pursuant to the long-term contracts. The Delano I generating equipment was originally owned by Westinghouse Credit Corporation and leased to the Company. In December 1993, the Company purchased Delano I for $21.5 million in cash and the assumption of $66.9 million original principal amount of nonrecourse, long-term, tax-exempt bonds issued by the California Pollution Control Finance Authority ("CPCFA"). These bonds effectively bear interest at a rate of 8.3%, with principal and interest payable semi-annually until maturity in 2000.


     Delano II. In January 1994, the Delano Operating Company commenced operation of phase II of the Delano project, a 22-megawatt agricultural and urban wood waste plant located on the same site as Delano I. The facility is wholly owned by the Delano Operating Company. Power generated by the Delano II facility is also purchased by SCE under the Delano I contract described above, under which prices are fixed until September 2000. Fuel is also purchased pursuant to the same contracts as Delano I. The Delano II facility is owned by the Company and is subject to $66.0 million original principal amount of nonrecourse, long-term tax-exempt bonds issued by CPCFA. These bonds effectively bear interest at a rate of 6%, with principal and interest payable semi-annually until maturity in 2000.



     Czech Republic. In January 1996, the Company, through a wholly owned subsidiary, signed a joint development agreement with a Czech power development company, EMD. The Company owns a 65% interest in this joint venture. The initial focus is on expansion and environmental retrofit of existing Czech energy centers. To support this effort, the Company has opened an office in Prague. The development of these projects is subject to a number of conditions including negotiation of definitive agreements for power sale, fuel supply, construction and other agreements with third parties. In January 1998, the Company entered into a new joint venture arrangement, superseding the original arrangement, and in connection therewith, indirectly acquired a majority interest in two Czech energy centers near the towns of Tabor and Pribram. The Tabor facility provides 12 megawatts of electrical output and 165 tons per hour of thermal production. Plans for the Tabor facility include the expansion and modernization of the energy center to provide approximately 50 megawatts of electrical output to be sold to the local power distribution company and an adjacent industrial customer. At the Pribram facility, the joint venture has purchased five auxiliary boilers that provide thermal service during peak hours. In addition, the Company is exploring other projects relating to expanding and retrofitting existing Czech energy centers through the joint venture.


PROJECTS IN DEVELOPMENT


     U.S.



     The State of California's Public Utility Commission ("CPUC") has mandated the restructuring of California's electric utility industry. Under the terms of the mandate, the competitive market for electric power generation commenced in March 1998, contemporaneously with the Company's acquisition of two power generation facilities and related sites in California for approximately $9.5 million in cash and the assumption of certain liabilities. These natural gas-fired facilities were built in the 1950's and have been designated "non must run" by the California ISO, meaning they are not currently essential for assuring the reliable operation of the California power grid. During calendar 1997, the plants operated at less than five percent capacity. These facilities pose an opportunity to repower a 126 megawatt San Bernadino facility and a 154 megawatt Highgrove facility with new equipment and technology with the capacity to generate, on a combined basis, 600 megawatts of electricity at competitive rates, with fewer emissions. The Company is currently evaluating its various options regarding its participation, through these facilities, in the recently deregulated California electric-power market. If the Company undertakes to repower these facilities, the Company expects a significant financing would be involved including significant equity investments and bank financings. No assurance can be given that the Company will undertake to repower these facilities or that if it does, it will successfully complete such projects on a timely basis or at all. In addition, to sell power from these facilities, the Company must ensure that it will not be subject to regulation as a holding company under PUHCA and that all necessary approvals from FERC and/or CPUC are obtained.

     The Company is also pursuing a number of domestic electric power projects. The project opportunities are located in New England, Florida and California and, like the San Bernadino and Highgrove facilities, involve the repowering or reconfiguration of existing power stations. The projects are subject to a number of conditions which may impact their economic viability and as a result there is no assurance that the Company will be successful in acquiring these facilities.

     Italy


     In September 1996, the Company, through a wholly owned subsidiary, formed a 50:50 joint venture (the "Joint Venture") with Marcegaglia Group of Mantova, Italy, to develop, own, and operate biomass-fueled electric power facilities in that country. The Joint Venture has begun development of six facilities for which it has signed preliminary power purchase contracts with ENEL, the national Italian electric utility, and all of which have been approved by the Italian government's price subsidy program for biomass-fueled plants. In addition, European Union grants which may be available to cover a portion of the capital costs are being pursued for several of the projects. The Joint Venture has established an office near Milan to coordinate the process of securing site locations, permits, and fuel sources and arranging for the construction and financing of these facilities. The facilities are subject to a number of conditions including negotiation of definitive agreements for power sale, fuel supply, and other agreements with third parties. No assurance can be given that conditions or agreements will be satisfied on a timely basis, if at all. The Company does not expect that any of the projects will be operational before 2000.


     The Company had been exploring opportunities in India and the Dominican Republic but due to a variety of circumstances, has decided to no longer actively pursue those business opportunities.

LEGAL PROCEEDINGS

     In 1990, a plan of reorganization (the "Plan") for PSNH was approved by the U.S. Bankruptcy Court for the District of New Hampshire. Pursuant to the Plan, Northeast Utilities ("NU") acquired the assets of PSNH. An agreement between NU and the State of New Hampshire contains language to the effect that PSNH will seek to renegotiate some of the terms of certain rate orders with small power producers, including the Whitefield and Hemphill Operating Companies, and that the state will support PSNH in such efforts. PSNH reached an agreement in principle with these two Operating Companies to settle the renegotiation of their rate orders. The settlement agreement is subject to the approval of the NHPUC on terms acceptable to both PSNH and the Operating Companies. The principal terms of the agreement generally call for the two Operating Companies to reduce the amount of power sold annually to PSNH to 70% of the plants' capacities, and to reduce the price per kilowatt paid by PSNH to $0.06 per kilowatt hour, escalating three percent per year for the remainder of the term of the original, applicable rate order. In consideration of these reductions, the Operating Companies would receive certain cash settlement payments, paid over several years. The settlement agreement has technically expired, however, no party to the settlement agreement has notified the other that it would not proceed in accordance with the terms thereof if approved by NHPUC, nor were they required to do so. The settlement, if approved and executed, is not expected to have a material impact on the Company's results of operations or financial condition. Should the matter not reach resolution, the Company does not believe that PSNH has the right to take unilateral action to reduce the price of purchased power under such arrangements. Rejection of the Company's rate orders would result in a claim for damages by the Company and could be the subject of lengthy litigation. In January 1997, NU disclosed in a filing with the Securities and Exchange Commission that if a proposed deregulation plan for the New Hampshire electric utility industry were adopted, PSNH could default on certain financial obligations and seek bankruptcy protection. In February 1997, NHPUC voted to adopt a deregulation plan, and in March 1997, PSNH filed suit to block the plan. In March 1997, the federal district court issued a temporary restraining order which prohibits the NHPUC from implementing the deregulation plan as it affects PSNH, pending a determination by the court whether PSNH's claim could then be heard by the court. In April 1997, the court ruled that it could now hear the case and ordered that the restraining order would continue indefinitely pending the outcome of the suit. In addition, in March 1997, the Company, along with a group of other biomass power producers, filed a motion with the NHPUC seeking clarification of the NHPUC's proposed deregulation plan regarding several issues, including purchase requirements and payment of current rate order prices with respect to the Company's energy output. In May 1998, NHPUC issued a written ruling rejecting the settlement agreements and modifications that would impact PSNH's ability to finance and secure the settlement contract to the Operating Companies. An unfavorable resolution of this matter, including the bankruptcy of PSNH, could have a material adverse effect on the Company's results of operations and financial position.


REGULATORY MATTERS

     The Company is subject to energy and environmental laws and regulations at the federal, state, local, and international levels in connection with the development, ownership, and operation of its plants. Federal laws and regulations govern power purchase and sale transactions, the types of fuel that may be used by a plant, the ownership of a plant, the plant's efficiency, and the type and use of combustion and pollution-control technology at a plant. State utility regulatory commissions must establish the rates and, in some instances, other terms and conditions under which public utilities purchase electric power from nonutility generators. Under certain circumstances where specific exemptions are otherwise unavailable, state utility regulatory commissions may have broad jurisdiction over nonutility electric power plants. Energy-producing projects also are subject to federal, state, local, and international laws, as well as administrative regulations governing the emissions and other substances produced by a plant, and geographical location, zoning, and land use.

     Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"). The U.S. market for nonutility generators selling electricity at wholesale rates developed after the passage of PURPA. Prior to the passage of PURPA, regulated utilities were the primary producers of electric power. PURPA was passed in the wake of the energy crises of the 1970s as a means to increase energy efficiency and foster the development of alternative power generation technologies. The 1978 enactment of PURPA and the adoption of regulations thereunder by the Federal Energy Regulatory Commission ("FERC") provided incentives for the development of cogeneration and small power-production facilities.


     A domestic electricity-generating project must be a Qualifying Facility ("QF") in order to take advantage of certain rate and regulatory incentives provided by PURPA. To qualify as a QF, a plant must be a cogeneration facility or small power producer (less than 80 megawatts) that burns waste or alternative fuels, must satisfy certain engineering standards and an electric utility or an electric utility holding company or its subsidiary must not own more than 50% of the economic interest in the plant. PURPA exempts most QFs from the Public Utility Holding Company Act of 1935 ("PUHCA"), most provisions of the Federal Power Act (the "FPA") and, except under certain limited circumstances, state laws concerning rates or financial regulation of electric utilities. Each of the domestic operating plants that the Company currently owns and/or operates meets the requirements under PURPA necessary for QF status.


     PURPA provides two primary benefits to QFs. First, most QFs are relieved of compliance with certain of extensive federal, state, and local regulations that control the development, financial structure, and operation of any energy-producing plant and the prices and terms on which energy may be sold by the plant. Second, FERC's regulations promulgated under PURPA require that electric utilities purchase electricity generated by QFs, at a price based on the purchasing utility's full "avoided cost." This is defined as the incremental cost to an electric utility of electric energy or capacity that the utility would have to generate itself or purchase from another source if it did not have power available from the QF. FERC regulations also permit QFs and utilities to negotiate agreements for utility purchases of power at rates lower than the utility's avoided cost. While all of the Company's domestic operating existing projects have long-term power sale agreements at rates equal to or greater than the utilities' current avoided cost, the current practice is for most power sale agreements to be awarded at a rate below avoided cost, due to increasing competition for utility contracts. Moreover, whereas in the 1980s power sale agreements were often entered into as a result of negotiations between a nonutility generator and a utility, increasingly, these agreements are the subject of competitive bidding, which tends to lower the price that a nonutility generator may receive for power. Currently, the demand for the construction of cogeneration plants has significantly diminished in the U.S.; therefore, the Company does not anticipate entering into any new construction projects of this type in the near future.

     The Company endeavors to design its projects, monitor its compliance with applicable regulations, and choose its customers in a manner that minimizes the risks of losing QF status for its projects. If the Operating Company were unable to qualify as a QF, the facility could be subject to regulation as a public utility under the FPA and state laws and the Company could become a public utility holding company by owning or controlling ten percent or more of a facility that would no longer be exempt from PUHCA unless the Operating Company qualified as an EWG under the National Energy Policy Act of 1992 (see "National Energy Policy Act" below) or qualifies for another exemption from PUHCA. A loss of QF status could result in defaults under the Operating Company leases, power sale agreements, and other contracts, which could have a material adverse effect on the Company.


     PUHCA. Under PUHCA, any corporation, partnership, or other legal entity that directly or indirectly owns or controls or holds with power to vote 10% or more of the outstanding voting securities of a "public utility company," or a company that is a "holding company" of a public utility company, is subject to registration with the Securities and Exchange Commission and regulation under PUHCA, unless eligible for an exemption. PURPA provides that companies that only own QFs are not public utility holding companies under PUHCA. A holding company of a public utility company that is subject to registration is required by PUHCA to limit its utility operations to a single integrated utility system and to such other businesses as are reasonably incidental or economically necessary or appropriate to the operation of such integrated public utility system. Approval by the Securities and Exchange Commission is required for nearly all important financial and business dealings of a registered holding company.


     FPA. The FPA grants FERC exclusive rate-making jurisdiction over wholesale sales of electricity in interstate commerce. FERC has jurisdiction to establish rates, to amend or revoke or modify previously approved rates and has jurisdiction over certain corporate-related transactions. These rates may be based on a cost-of-service approach or may be determined through competitive bidding or negotiation, or, lastly, may be based on other criteria as long as FERC finds the rates are "just and reasonable" and in the public interest. While most QFs under PURPA are exempt from the rate-making and certain other provisions of the FPA, projects not qualifying for QF status would be subject to the FPA and to FERC rate-making jurisdiction which may limit their flexibility in negotiations with power purchasers.


     National Energy Policy Act. In 1992, Congress enacted comprehensive new energy policy legislation in its passage of the National Energy Policy Act. This law is primarily designed to foster competition in energy production and provide competitive access to the transmission grid. To achieve these goals, the National Energy Policy Act amended PUHCA to create EWGs, a new class of generating facility that is exempt from public utility company regulation under PUHCA. An EWG is an entity determined by FERC to be exclusively engaged, directly or indirectly, in the business of owning and/or operating certain eligible facilities and selling electric energy at wholesale. EWGs may own generating facilities of any size, use any fuel source, and may be owned by utilities or nonutilities. EWGs generally may not own transmission facilities. The Company intends to file for EWG status with respect to the operation of its two recently acquired power facilities located near San Bernadino and Highgrove, California, however, there can be no assurance that the Company will obtain such status with respect to these facilities. Domestic EWGs may not make retail sales of electric energy. The National Energy Policy Act also provides new authority to FERC to mandate that owners of electric transmission lines provide wheeling access to nonutility generators at just and reasonable rates. Previously limited, wheeling rights enhance the ability of nonutility generators to negotiate transmission access and encourage development of facilities whose most feasible siting lies outside the purchasing utility's service area. In 1996, FERC enhanced this transmission access by issuing its Order Nos. 888 and 889. Order No. 888 required utilities to provide third parties wholesale open access to transmission facilities on terms comparable to those that apply when utilities use their own systems. In Order No. 889, FERC required transmission-owning utilities to adopt procedures for an open access, same-time information system regarding their services. The Company believes that the National Energy Policy Act could benefit the Company by expanding its ability to own and operate facilities that do not qualify for QF status. However, this legislation may also result in increased competition by allowing utilities and others to develop such facilities without being subject to the constraints of PUHCA.

     State Regulation. State public utility commissions ("PUCs") have broad authority to regulate the rates, expenses, financings, and power sale transactions of regulated electric utilities. Since a power sale agreement will become a part of a utility's expenses (and therefore will be reflected in its rates), sale agreements with nonutility generators typically fall under the regulatory purview of PUCs. Recognizing the competitive nature of the acquisition process, most PUCs will permit utilities to "pass through" expenses associated with an independent power contract to the utility's retail customers.

     Environmental Protection Regulation. The construction and operation of power projects are subject to extensive federal, state, and local laws and regulations adopted for the protection of health, safety, and the environment, and to regulate land use. The laws and regulations applicable to the Company primarily involve the discharge of emissions into the water and air, and the use of water, but can also include wetlands preservation, endangered species, waste disposal, and noise regulation. These laws and regulations in many cases require a lengthy and complex process of obtaining licenses, permits, and approvals from federal, state, and local agencies. If such laws and regulations are changed and the Company's facilities are not grandfathered, extensive modifications to project technologies and facilities could be required.


     In November 1990, the 1990 Amendments were enacted. The first major revisions to the Clean Air Act since 1977, the 1990 Amendments expand the scope of federal regulations and enforcement in several significant respects. In particular, provisions relating to nonattainment, air toxins, permitting, enforcement, and acid deposition may affect many power projects. Although the majority of these new provisions were implemented by 1993, the full scope of the new requirements remains uncertain pending implementation of new regulations by the United States Environmental Protection Agency. The Clean Air Act and the 1990 Amendments contain provisions that regulate the amount of sulfur dioxide and nitrous oxide that may be emitted by both new and existing projects. None of the Company's projects are expected to be affected by the acid rain provisions of the 1990 Amendments. However, many power generating facilities may have to take various repowering steps to comply with the 1990 Amendments.


     The Company does not believe that it will be required to make material capital expenditures to comply with existing environmental regulations.

     Nonutility generators (including EWGs) that are not QFs under PURPA are considered to be public utilities in many states, and are subject to broad regulation by PUCs -- ranging from the requirement of certificates of public convenience and necessity -- to regulation of organizational, accounting, financial, and other corporate matters. Although FERC generally has exclusive jurisdiction over the rates charged by such a producer to its wholesale customers, PUCs have the ability, in practice, to influence the establishment of such rates by asserting jurisdiction over the purchasing utility's ability to pass through the resulting cost of the purchased power to its retail customers. In addition, states may assert jurisdiction over the siting and construction of facilities, and over the issuance of securities and the sale or other transfer of assets by these facilities.

     Certain states have adopted or are considering legislation that will remove many of the restrictions that currently limit the ability of nonutility generators to sell electrical power directly to industrial and commercial customers. The Company believes that the removal of these restrictions will result in greater competition and greater opportunities to negotiate power sale agreements with industrial and commercial customers and may result in state PUC's attempting to reduce, or forcing the renegotiation of, fixed rates or contracts. Although the Company believes that the trend in the power market is toward deregulation, to date, only a few states have passed any such legislation, and there can be no assurance that any further similar legislation will ultimately be passed.

RAW MATERIALS

     Fuel and operating supplies purchased by the Company's independent power projects are either available from a number of different suppliers or from alternative sources that could be developed without a material adverse effect on the Company. To date, the Company has experienced no difficulties in obtaining these materials. No assurance can be given in the future of the availability at reasonable prices.

SEASONAL INFLUENCES

     The Company earns a disproportionately high share of its income in the months of May through October due to rate structures under the power sale agreements relating to its California plants, which provide strong incentives to operate during this period of high demand. Conversely, the Company historically has operated at marginal profit during its second fiscal quarter due to the rate structure under these agreements.

CUSTOMERS

     The Company derived 10% or more of its revenues during the past three years from its three most significant electric utility customers: PSNH, SCE, and PG&E. Revenues from these three customers as a percentage of total revenues were approximately 18%, 31%, and 32%, respectively, in fiscal 1997.

COMPETITION

     The worldwide independent power market now consists of numerous companies, ranging from small startups to multinational industrial companies. In addition, a number of regulated utilities have created subsidiaries that compete as nonutility generators. Nonutility generators often specialize in market "niches," such as a specific technology or fuel (i.e., gas-fired cogeneration, refuse-to-energy, hydropower, geothermal, wind, solar, wood, or coal) or a specific region of the country where they believe they have a market advantage. However, many nonutility generators, seek to develop projects powered by the best fuel available. Many companies in this market have substantially greater financial, technical, and operational resources than the Company. The Company competes primarily on the basis of project experience, technical expertise, capital resources, and power pricing.

EMPLOYEES

     As of September 27, 1997, the Company employed, directly and through its Operating Companies and subsidiary, a total of 275 employees devoted primarily to its clean resources business. None of these employees are represented by a labor union, and the Company considers its relations with these employees to be good.

PROPERTIES

     The Company's corporate headquarters are located in Waltham, Massachusetts, and consist of approximately 15,000 square feet that are occupied pursuant to a lease expiring in 2003. The Company also leases office space in Prague, Czech Republic; Milan, Italy; and Roseville, California. The Company's other properties consist of the power plants described under "Operating Projects." The Company owns all of the land on which the plants are built.

     The Company's California plants are located in areas where there is a risk of potentially significant earthquake activity. Projects that the Company develops in the future may also be located in areas where there is earthquake risk. The Company's earthquake insurance is not sufficient to cover all potential losses and there can be no assurance that such insurance will continue to be available on reasonable terms.

                                  CLEAN FUELS

  K-FUEL
  OVERVIEW


     In August 1995, the Company, through two wholly owned subsidiaries, entered into a Limited Partnership Agreement with KFx Wyoming, Inc. (the "K-Fuel Partnership") a subsidiary of KFx, Inc. ("KFx"), to develop, construct, and operate a subbituminous coal beneficiation plant to be constructed near Gillette, Wyoming. The K-Fuel Partnership has been granted, in exchange for certain future contingent royalty payments, a nonexclusive right and license to use certain patented clean coal technology ("K-Fuel") to create a low-moisture, high-energy fuel with reduced sulfur that will help coal-burning utilities meet the SO(2) emission restrictions contained in the Clean Air Act through fuel switching or blending. See "Business -- Clean Fuels -- Industry." In order to meet Clean Air Act standards while continuing to utilize high energy, high sulfur coal, many power plants will be required to install scrubbers and baghouses to reduce emissions from exhaust gases. These modifications are expensive and may reduce plant generating capacity by up to 25%.


     The K-Fuel Partnership procured a 24-acre site for construction of the plant and began construction in August 1995 under a third party, turnkey construction contract. In return for a 95% equity interest in the plant, the Company has currently provided approximately $60 million for the design, construction, and operation of the plant with the capacity to produce up to 500,000 tons of K-Fuel per year. A tax credit is available for facilities producing and selling alternative fuels, such as K-fuel. To be eligible, companies must enter into binding, written contracts for the construction of the facility, by December 31, 1996, and facilities must be placed in service no later than June 30, 1998, and the credit is thereafter available with respect to qualified fuel sold through December 31, 2007. The Company believes that the K-Fuel Facility was placed in service in April 1998. Although the facility has operated and produced commercially salable product, the Company has encountered certain difficulties in optimizing its performance to achieve optimal and sustained operation. The Company has addressed and resolved certain problems previously encountered, including a fire at the facility and certain construction problems including issues relating to the flow of materials within the facility and design and operation of certain pressure-release equipment. Currently, the Company is experiencing certain operational problems relating to fines and tar residue build-up within the system during production and other product quality issues related to product dusting. The Company is actively exploring solutions to these problems. Because the technology being developed at the facility is new and untested, no assurance can be given that other difficulties will not arise, or that the Company will be able to correct these problems and achieve optimal and sustained performance. In addition, there can be no assurance that the K-Fuel Facility would be determined to be qualified for the tax credit, or that the Company will realize a benefit from the tax credit. The economic returns of the K-Fuel Facility primarily result from tax credits on the facility's production of K-Fuel. The Company expects that the K-Fuel Facility will report operating losses for financial reporting purposes primarily as a result of recording depreciation charges over the expected life of the tax credit. See "Risk Factors -- Uncertainty Regarding K-Fuel Facility."



     In fiscal 1995, the Company purchased 1,500,000 shares of KFx common stock for $3.0 million, representing an approximate 7% equity interest in KFx. In fiscal 1996, the Company purchased an additional 1,500,000 shares of KFx common stock for $3.0 million, representing an additional 7% equity interest in KFx. In 1997, the Company purchased an additional 1,250,000 shares of KFx common stock for $2.5 million, bringing its total equity interest in KFx to approximately 18%. The Company has warrants, exercisable from January 1, 2000, through July 1, 2001, to purchase 7,750,000 shares at $3.65 per share. In addition, the Company has the right to purchase further shares at that time for then fair market value so that when added to all other shares of KFx common stock owned by the Company, would result in the Company owning up to a total 51% equity interest in KFx on a fully diluted basis. If all warrants and options are exercised, the Company will be able to consolidate the results of operations of other K-Fuel projects initiated by KFx. See Note 3 of Notes to Consolidated Financial Statements of the Company.



INDUSTRY



     The Clean Air Act is the primary market driver for the development in the U.S. of beneficiated clean coal fuel products. The Clean Air Act implemented stricter limitations on air emissions, including nitrous oxide (NO(x)) and sulfur dioxide (SO(2)), the primary causes of smog and acid rain. These limitations, which began being phased in in 1995, require many power plants to take various significant steps, including changing to cleaner fuels, modifying combustion technologies, adding emissions control systems, purchasing emissions offsets and even shutting down. The K-Fuel Technology addresses this problem by producing a coal fuel product that has SO(2) and NO(x) emissions significantly below the levels required by the Clean Air Act.


     Title IV of the Clean Air Act specifies a two-phase implementation schedule that primarily targets electric utility companies. The core of the acid rain program is the allowance system, whereby utilities subject to the program are granted (or otherwise obtain) "allowances" to emit SO(2). Each allowance represents the right to emit one ton of SO(2) for a particular calendar year. Phase I implementation began on January 1, 1995, and affected 110 large, high-emission generating plants in 21 states (primarily in the industrial midwest).

Phase II will begin in the year 2000 and will affect approximately 800 electric generating plants. The effective SO(2) emission rate used to calculate Phase II emissions allowances is approximately 50% of the emissions rate used to calculate Phase I emissions allowances. When using Wyoming Powder River Basin ("PRB") coal as feedstock material, the K-Fuel Technology will produce a fuel product that has a SO(2) emission rate of approximately 0.7 to 1.0 pounds of SO(2) per MMBtu, which the Company believes is less than the emissions rates used in the complex formulas that determine SO(2) allowance for individual utility plants.



     The Company estimates, based on published utility coal consumption data and responses to Phase I and Phase II requirements of the Clean Air Act, that a market of approximately 100 to 150 million tons per year ("TPY") of clean coal fuel products will develop between the year 2000 and 2010. This anticipated market assumes that regulations passed under the Clean Air Act remain in force. Any amendments to the Clean Air Act that eases the specified limits on industrial S0(2) emissions could negatively impact the potential size of the market and the domestic growth prospects of the Company.


BUSINESS STRATEGY


     The Company's U.S. marketing emphasis is directed primarily at electric utility companies and industrial coal users located in the industrial midwest states. As reported by the U.S. Department of Energy, the total domestic market for coal fuel is approximately 1 billion TPY, of which the majority of the tonnage (in excess of 80 percent) is used by the electric utility companies. Coal-fired electricity generation currently accounts for approximately 55 percent of the nation's total electricity supply.


     In addition to the electric utility industry, the Company intends to market the K-Fuel product to manufacturers and other industrial coal users that are either subject to the S0(2) provisions of the Clean Air Act or that desire to improve their fuel combustion performance. Fuel combustion performance is becoming more important to electric utilities because of the need to cut costs and become more efficient in an increasingly competitive market environment.


     The K-Fuel Technology can also produce lower NO(x) emissions (when using PRB coal as the feedstock) as compared to typical Eastern coals. Laboratory tests have indicated that such reductions can be up to approximately 40 percent over Eastern bituminous coal. NO(x) is a primary component in ground-level smog and is also a contributor to acid rain. In October 1997, the EPA proposed new NO(x) emission guidelines for 22 Midwestern and Southern states and the District of Columbia that would significantly reduce current allowed levels of NO(x) (in some states by up to approximately 40 percent). Electric utility power plants are the likely targets to reduce NO(x) as the overall cost to achieve the reduction levels is thought to be less than reduction initiatives aimed at the automobile and manufacturing industries. In February 1998, the U.S. Court of Appeals for the District of Columbia rejected a legal challenge by the electric utility industry, upholding certain 1996 regulations under the Clean Air Act with respect to NO(x) control standards. The court held that the standards were achievable and that the EPA had the technical and legal authority to mandate such standards.


NATURAL GAS

OVERVIEW

     The Company recently established its Star Natural Gas subsidiary to exploit opportunities in the natural gas gathering, storage and marketing business. The Company recently recruited senior management with extensive industry experience to implement this strategy.

INDUSTRY

     The U.S. natural gas market currently consumes 22 trillion cubic feet per year or 60 billion cubic feet per day of natural gas. The average annual consumption growth projection is 1.6 - 1.7%. It is estimated that the U.S. consumption of natural gas by the year 2020 will be approximately 33 trillion cubic feet per year. This growth in demand is projected to be driven by the modernization of today's outdated electric generating facilities to more efficient facilities utilizing natural gas as the economic fuel of choice. Generation had accounted for 3 trillion cubic feet of gas usage in 1996, and is projected to consume as much as 9.9 trillion cubic feet by the year 2020. This increase in demand will require new/expanded natural gas infrastructure to continue to meet the needs of the natural gas market.


     Different aspects of the Company's new natural gas business activities are subject to regulation at the federal or state level. FERC has jurisdiction over, among other things, the construction and operation of pipeline and related facilities used in the transportation and sale of natural gas in interstate commerce, including the construction, extension, expansion or abandonment of such facilities. FERC also has jurisdiction over the rates and charges for the transportation of natural gas in interstate commerce and the sale by a natural gas company of natural gas in interstate commerce for resale. FERC thus would regulate any interstate transportation businesses in which the Company might engage. The Company does not anticipate engaging in interstate pipeline transportation subject to FERC jurisdiction. Natural gas marketers and brokers generally are not subject to federal or state regulation. Natural gas storage activities that are in interstate commerce also fall within FERC's transportation jurisdiction. FERC must grant prior approval for the construction or abandonment of interstate storage facilities, and also regulates the rates and charges of interstate storage services. If storage facilities are not engaged in interstate commerce, FERC has no jurisdiction. Various states do, however, regulate such intrastate storage activities. Furthermore, FERC generally does not have jurisdiction over gas gathering activities, and the Company will attempt to obtain, and maintain, FERC non-jurisdictional status for any gas gathering activities. However, various states regulate the rates and terms of service of gas gathering companies.

     Recent FERC regulatory initiatives have potentially affected business opportunities in the natural gas industry. Specifically, in Order No. 636 (and subsequent related orders), FERC mandated a fundamental restructuring of the interstate natural gas pipeline business. Order No. 636 required interstate pipelines to "unbundle", or segregate, the sales, transportation, storage and other components of their existing sales service, and to separately state the rates for each unbundled service. Order No. 636 also created a secondary market in interstate pipeline transportation, generally increasing the availability of transportation capacity. FERC's stated purpose in issuing Order No. 636 was generally to increase competition in the natural gas industry, and, more specifically, to increase the ability of natural gas marketers, brokers, and other merchants to sell natural gas in competition with interstate pipelines. Various aspects of Order No. 636 are still subject to judicial challenge, and it is not possible to predict with precision the ultimate effect of Order No. 636 and related orders. The Company believes, however, that Order No. 636 has had a positive impact on the natural gas industry as a whole by increasing competition, and specifically on the Company by increasing access to transportation capacity by marketers and brokers. Further, the environment continues to be one of consolidation and mergers, and the consolidation of smaller companies. The smaller natural gas marketing companies are consolidating primarily due to their inability to meet credit requirements. Large companies are focusing on the acquisition of other large company's assets while leaving the smaller companies available in the marketplace to opportunistic investors. Large companies have also been divesting unwanted assets at attractive prices.

BUSINESS STRATEGY

     The Company is attempting to position itself in the natural gas industry to become a multi-segmented natural gas business and seeks (i) to capitalize on attractive opportunities by aggregating and rationalizing many small to midsize gas gathering and storage facilities and (ii) to gain experience needed to capture margins ordinarily paid to third parties in its other electric generation business, with minimal investment and risk.

RAW MATERIALS


     The K-Fuel Partnership is purchasing coal feed stock for the plant's needs from Dry Fork Coal Company under a purchase order agreement. The parties have negotiated, but have not yet executed, a ten year coal supply agreement providing for up to 1.0 million tons of coal per year at a fixed price subject to certain escalation factors. The Dry Fork mine is located on property adjacent to the K-Fuel Facility.

CUSTOMERS

     The K-Fuel Partnership has entered into contracts with affiliates of American Electric Power, Inc. ("AEP"), a major U.S. electric utility, pursuant to which AEP has agreed to conduct a "test burn" and to purchase an aggregate of 500,000 tons from the K-Fuel Facility over a three-year period. AEP also has an option to purchase 100% of the K-Fuel Facility production over a subsequent seven-year period upon the fulfillment of the initial 500,000 tons. The option available to AEP may limit the interest of other potential customers in entering into supply agreements with the Company.

COMPETITION


     In the area of K-Fuel, to the Company's knowledge, there are currently no competitors producing significant commercial quantities of beneficiated clean coal fuel products either in the U.S. or internationally. However, there are other clean coal technology companies that are developing or intend to develop fuel combustion and product technologies to reduce emission pollutants and/or increase the heating value of coal feedstock fuel sources. Many of these companies have greater financial, technical and operational resources than the Company. The Company expects to compete with other naturally low-sulfur coals. Also, SO(2) emissions credits or offsets allow non-compliance users of higher sulfur coals to bundle coal purchases with emission credits to meet Clean Air Act requirements. The Company expects to compete based on price, quality and performance.


     In the natural gas industry the Company expects to compete with many companies, certain of which have substantially greater financial, technical and operational resources than the Company.

ENVIRONMENTAL PROTECTION REGULATION

     See "Business -- Clean Power Resources -- Regulatory Matters."

EMPLOYEES


     As of May, 1998, the Company's clean fuel business employed a total of 21 employees. None of these employees are represented by a labor union, and the Company considers its relations with these employees to be good.


PROPERTIES

     The Company's K-Fuel Facility is located on approximately 80 acres of land inside the rail loop in Fort Union Mine, in Campbell County, Wyoming, approximately 5 miles northeast of Gillette, Wyoming. The K-Fuel Facility is comprised of three buildings totaling approximately 7,100 square feet. The Company also rents office space in Houston, Texas and Dallas, Texas.

INTELLECTUAL PROPERTY


     The K-Fuel Partnership has been granted, in exchange for certain future contingent royalty payments, a nonexclusive right and license to use certain patented clean coal technology owned by KFx.


                                 BIOPESTICIDES

OVERVIEW


     Through its majority-owned Thermo Trilogy subsidiary, the Company develops, produces and markets a broad range of biopesticide products which are increasingly being used as cost-effective alternatives or complements to conventional chemical-based pest control technologies. Biopesticides are highly effective on targeted pests, but have little, if any, harmful effect on the environment or on non-target organisms (including humans, livestock, and wildlife) and are less prone to cause insect resistance than conventional chemical pesticides. In addition, biopesticides are often cost-effective because their early application preserves natural, beneficial insects, which precludes the need for repeated chemical spraying.

     The Company entered the biopesticides market through a series of acquisitions. The Company's products address the $400 million biopesticides market.


     In May 1996, the Company, through two of its wholly owned subsidiaries, acquired the assets of the biopesticide division of W.R. Grace & Co. that develops, manufactures, and markets environmentally friendly products used for pest control, for approximately $8.1 million in cash and the assumption of certain liabilities. In addition, the Company will pay a royalty fee of seven percent on annual sales of the acquired business in excess of $14 million through the year 2000. In January 1997, Thermo Trilogy acquired substantially all of the assets of biosys, inc. through bankruptcy liquidation for approximately $11.2 million and the assumption of certain liabilities. In November 1997, Thermo Trilogy acquired the sprayable bacillus thuringiensis
(Bt)-biopesticide business of Novartis AG and its affiliates for approximately $19.1 million in cash and the assumption of certain liabilities.


     Through these acquisitions the Company has developed a broader product portfolio than any other Company for its market. Products produced by Thermo Trilogy include botanical extracts from the seed of tropical neem trees, microbial-based pesticides (fungal-based insecticides and fungicides, bacculovirus, beneficial nematodes, and Bts), insect pheromone-based products such as traps and lures, and disease-free sugar cane planting stock. Thermo Trilogy's products are used primarily by agricultural farmers, consumers, and pest-control operators and are sold through various distribution channels worldwide.

     The biopesticide market is highly fragmented and the Company intends to seek further acquisitions to strengthen and broaden its product offerings to agricultural growers and consumers.

INDUSTRY

     The worldwide pesticide market, composed primarily of herbicides, insecticides and fungicides, is currently $28 billion. The insecticide market alone is currently estimated at $8 billion with biopesticides accounting for approximately 5% of that market. The biopesticides market has grown 15-20% per year over the last several years. Insecticides are used primarily by the agricultural industry to control pest infestation on crops ranging from large acreage row crops such as cotton, corn and rice to lower acreage, high value crops such as fruits, vegetables and nuts. Chemical pesticides have historically dominated the market; however, more recently biopesticide products have been gaining market acceptance.

     The agricultural community is undergoing a trend towards integrated pest management. This concept involves combining several pest control products and techniques to maintain pests at acceptable levels while reducing costs to the customer and harm to the environment and minimizing insect resistance build-up. These techniques, which emphasize early monitoring and detection using pheromone lures, and preservation of beneficial insects using "soft" products, involve the use of biopesticides together with chemical pesticides.

     The concerns regarding toxic, chemical pesticide residues in food and the environment, the buildup of insect resistance to chemical pesticides and the increasing adoption within the agricultural community of integrated pest management practices have led to the increased use of environmentally friendly biopesticides. Biopesticides are cost-effective alternatives because their early application preserves natural, beneficial insects which allows growers to avoid repeated spraying often necessary with chemical pesticide use.

     Pesticides are strictly regulated by the EPA and foreign regulatory bodies. In general, each pesticide product must receive a product registration, based on extensive field studies and data requirements, before they can be sold to the public. Biopesticide product approval generally requires less extensive testing and field data than chemical pesticides because of their more limited effect on humans and the environment. Typically, EPA approval for a new biopesticide product will take two to three years and cost significantly less to obtain than new chemical pesticide product approvals which can take five to ten years to obtain. The higher costs and longer approval process associated with development of chemical insecticides, along with increased insect resistance and other pesticide market trends, have contributed to an increasing preference among growers for the use of cost-effective biopesticide products as compared to chemical pesticides.

     Chemical insecticides are synthetic (man-made) chemicals which are highly toxic to the target pest population. Although effective in controlling the targeted pest population, chemical pesticides, because of their toxicity, frequently kill a broader range of insects, including beneficial insects. In addition, chemical pesticides may adversely affect plants and animals through direct exposure to the insecticides or indirectly through the ingestion of food or water containing chemical pesticide residue. Chemical pesticides are also slow to degrade and therefore have a longer residual impact on the environment. Biopesticides, however, are naturally occurring or are isolated from nature and are minimally toxic or non-toxic. The active ingredient of biopesticides is derived, without significant purification or modification, from a living microorganism. Unlike chemical pesticides, biopesticides are usually target-specific and do not adversely affect the broader insect population, including beneficial insects. Also, biopesticides are highly biodegradable and photodegradable and thus have very little residual impact on the environment. In addition, studies have shown that high levels of chemical pesticide use over time may lead to a buildup in resistance by the target pest population. To date, over 500 insect species have developed resistance to one or more classes of chemical insecticides that were initially effective at controlling such species. Typically, when resistance begins to occur, pesticide users tend to apply higher concentrations of pesticides more often which results in both increasingly resistant insect populations, greater damage to the environment and higher costs. The harm to the environment caused by chemical pesticides along with the buildup of insect resistance have led to increased demand for environmentally friendly biopesticides.


     The widespread use of chemical insecticides over the last several decades has raised public concerns regarding toxic chemical residue in foods including fruits, vegetables, milk and meat, and increased environmental pollution including contamination of drinking water sources. Consequently, U.S. and foreign regulatory authorities have been enacting strict pesticide product registration laws regulating the manufacture, sale and use of pesticides. These laws also require ongoing regulatory compliance, including strict product labeling. As a result, biopesticides are gaining more acceptance as alternatives or complements to many chemical pesticides.

     Biopesticide market participants historically consist primarily of niche developmental units within large agrochemical companies and small start-up biopesticide companies. The large chemical companies initially invested in biopesticides because they viewed them as a potential alternative to chemical insecticides. Start-up biopesticide companies proliferated in response to market demand for environmentally friendly biopesticides. More recently, however, the chemical industry has begun to consolidate and as a result large chemical companies have begun to focus on their increasingly competitive core business of large volume chemical pesticides. As a result, chemical companies are divesting biopesticide product lines. Start-up biopesticide companies have made significant investments in research and development focusing on the development of narrow product lines but have not adequately invested in marketing and sales. As a result, they often have failed to develop a critical mass of product diversity and sales and marketing to sustain them long-term.

BUSINESS STRATEGY

     The Company's strategy is to capitalize on industry trends of favoring safer alternatives to chemicals and exploit business opportunities from the consolidation of biopesticide market segments to become a leading full service provider of biopesticide products and integrated pest management solutions. The Company intends to achieve these goals by acquiring, developing and commercializing a broader range of biopesticide products, expanding its sales and marketing efforts, focusing such efforts on customer education and services, and improving manufacturing efficiencies and techniques. The Company's strategy includes the following elements:

     Focus on High Value Product Markets. The Company directs its biopesticides at protecting high value products including vegetables, fruits, nuts and ornamental flowers. Biopesticides are cost-effective, particularly when used to protect high value products, because their early application preserves natural, beneficial insects which allows growers to avoid the repeated spraying often necessary with chemical use.

     Extend and Develop Product Portfolio. The Company plans to expand the application of its line of commercial products to a broader variety of crops and additional geographic regions. The Company intends to extend its product lines and achieve market penetration in its target markets by working closely with customers, primarily through extensive field testing. This will allow the Company to develop and improve its products, demonstrate product efficacy, identify and develop new products and techniques that address specific customer needs and educate the customer on the benefits of biopesticides. The Company has an extensive library of microbial strains/isolates that have potential for future product development. The Company intends to develop new products or modify existing products with these strains to cover a broader range of pests.

     Acquisition Strategy. The Company intends to extend or supplement its product offerings through strategic acquisitions. The biopesticide market is highly fragmented. The Company has achieved a critical mass of product diversity and operating infrastructure that will allow it to acquire smaller, limited product companies that lack the resources to effectively market their narrow product lines, as well as acquire the biopesticide product lines that larger agrochemical companies are increasingly divesting. This will allow the Company to offer customers a complete portfolio of products, while increasing operating efficiencies and leveraging its distribution channels across a broader range of product lines.

     Improve Manufacturing Efficiencies. The Company believes that it can achieve further cost savings and efficiencies by consolidating manufacturing operations at its recently acquired Wasco, California facility and improving proprietary process techniques.


     Expand Sales and Marketing Efforts. The Company gained access to a global distributor network with its acquisition of the Novartis Bt product line. The Company intends to use this network to expand sales of its other product lines internationally. In addition, the Company plans to expand sales by working closely with customers to educate them on the benefits of biopesticides over synthetic chemicals, identify and address specific customer needs and gather information to identify market trends and needs.


PRODUCTS

     The Company offers a broad range of pest control products that can be characterized as follows:

          Botanical Pesticides: Derived from the seeds of the tropical neem tree, including azadirachtin, which is used in a broad spectrum of insect control, and neem oil, which is effective in controlling plant diseases and certain pests. These products currently represent approximately 16% of Thermo Trilogy's sales.(1)


          Microbial Pesticides: Natural microorganisms such as certain soil bacteria (Bacillus thuringiensis or Bts), viruses and fungi which can be isolated and used as pesticides. These products currently represent approximately 55% of Thermo Trilogy's sales.(1)


          Nematodes: Microscopic, parasitic worms which are effective against a broad range of soil-inhabiting insects. These products currently represent approximately 4% of Thermo Trilogy's sales.(1)

          Pheromones: Naturally-occurring biochemicals that insects use to communicate, which are used to disrupt mating patterns, for monitoring levels of pest infestation or to lure insects into segregated areas for destruction. These products currently represent approximately 20% of Thermo Trilogy's sales.(1)

          Other: The Company also sells other products, including proprietary, disease-free sugarcane planting stocks that are sold to sugarcane growers. These products currently represent approximately 5% of sales.(1)

     The Company's customers are fruit, vegetable and ornamental flower growers (85% of revenues) and professional pest control operators and consumers (15% of revenues). The Company sells its products primarily through a worldwide network of distributors. The Company manufactures its products through a combination of Company-owned production facilities and third party manufacturers and formulators.

     The Company's current product and technology portfolio is derived from over $100.0 million of research and development investment by the Company's predecessors. The Company believes that its commercial and developing product portfolio is sufficiently broad to support substantial internal growth. The Company focuses

---------------

1Revenue data determined on a pro forma basis for the fiscal year ended September 27, 1997 to include revenues from the Bt business acquired from Novartis AG and its affiliates assuming such acquisition took place on September 29, 1996. Such amounts are not necessarily indicative of future operations.

its product development activities on broadening the usage of its products through improving and demonstrating (primarily through extensive field trials) their efficacy and cost-effectiveness. The Company has obtained 61 EPA registrations for its products and 55 product registrations in more than 65 foreign countries. The Company has numerous U.S. patents (and corresponding foreign patents), and also has obtained licenses for over 20 additional patents that are exclusive in the Company's field of use.

REGULATORY MATTERS

     No pesticide may be manufactured, used or sold without federal and state approvals. Such approvals, called registrations, must be obtained for each individual product formulation for use on specific pests for specific crops. Adding new uses, new pests, new crops or new formulations requires submission of additional applications or data for approval.

     The U.S. Environmental Protection Agency ("EPA") regulates pesticides under the Federal Insecticide, Fungicide, and Rodenticide Act and implementing EPA regulations. To obtain a pesticide registration from the EPA, the applicant must submit extensive field test data evidencing product effectiveness, nontargeted organism testing, environmental impact studies, residue chemistry, and toxicity studies on plants and animals. Initial product registrations can take many years to obtain, and an applicant may incur considerable additional delay and expense if the EPA requests further testing and data. To promote the development and use of biopesticides, the EPA has established special guidelines for their registration which are set out in subdivision M of the EPA's Pesticide Assessment Guidelines which generally require less time and expense than that required for synthetic pesticides.

     As a part of the pesticide registration process, the applicant must submit labeling data describing the chemical composition of the pesticide, concentrations, manufacturer directions for application, pest and crop use, and cautionary and warning statements to be put on all packaging of the pesticides. All pesticide packages must contain the approved label and no changes can be made to the label without EPA approval.

     Pesticide registrations must also be obtained from each state where the pesticide will be sold. Some states such as California, which represents an important market for the Company's products, have their own extensive testing and pesticide registration procedures and may impose additional restrictions on the use of the pesticide in such state beyond those imposed by the EPA regulations. Other states simply follow the EPA registration and labeling guidelines.

     Foreign countries may also require extensive testing and data submission before pesticides can be manufactured or sold in such foreign country. The relevant regulations vary from country to country and may be stricter and more difficult and costly to comply with than EPA's regulations. Some of the Company's products are registered for sale in more than 65 countries.

     The Company's activities may also be subject to regulation under other state, federal, and foreign government laws and regulations governing employee and public health and safety, environmental pollution, clean water, disposal of hazardous wastes, manufacture of chemicals, product liability, food and agriculture applications, and public disclosure of the use of chemicals.

RESEARCH AND DEVELOPMENT

     The Company's principal research and development goal is to broaden usage of its existing family of products through improving their efficacy and cost-effectiveness and improve the range of application. The Company acquired the benefit of over $100.0 million of research and development of its predecessors. The Company has enough products in the pipeline to sustain substantial internal growth. The Company's research and development activities combine basic scientific disciplines, such as biochemistry, microbial genetics and cellular physiology, with applied disciplines such as fermentation, formulation, field evaluation and quality control. The goal is to improve formulation, broaden usage through field testing and improve efficiencies of products in development.

     In addition, the Company is planning to complete development of products currently in its product pipeline. One of the products in development is a proprietary baculovirus (commonly known as the celery looper virus) for control of a broad spectrum of worm pests in vegetables, cotton and other crops. The Company anticipates introducing this product to the market in 1999. Another product, a fungus-based product Paecilomyces fumosoroseus, is being developed by the Company as a foliar mycoinsecticide (currently designated PFR-97). PFR-97 has obtained registration approval in Europe and in the U.S. for control of whiteflies and aphids on greenhouse-grown plants and is undergoing tests for registration in Japan. Additional tests will be conducted to expand use on outdoor crops. In addition, there are two new Bt products under development, one of which is expected to be introduced in Asia within the next two years. In the last three years, the Company has used over 100 university, USDA and private consultant researchers to establish the necessary basic knowledge for product introduction. This includes timing and method of application and optimum rate and formulation development. Large-scale field development trials are usually carried out through collaborative relationships with potential corporate partners, distributors and growers.

     The Company intends to continue conducting research and development involving the screening and analysis of the more than 10,000 Bt strains/isolates, representing significant historical research and development efforts by its predecessors, for new products or for modifying existing products that may fit a specific niche market. Dozens of isolates of nematodes, baculoviruses and fungi are also available for screening programs. Using advanced molecular, biochemical and fermentation techniques, a wide range of products from the Bt strain library were introduced in the last 15 years in a number of market segments.

INTELLECTUAL PROPERTY

     The Company has numerous U.S. patents and corresponding foreign patents in various areas related to process development, fermentation, formulation or applications of current commercial products. Additionally, various patent applications are pending in the U.S. and foreign countries. The Company also relies on trade secrets and proprietary know-how which it seeks to protect through confidentiality agreements with employees, collaborators and consultants.

     The Company's patent portfolio includes several patents related to Bt technology. The Company has obtained licenses or sublicenses for a number of patent families in areas related to Bt strain construction and formulation development. The Company also relies on trade secret protection for its extensive know-how in quality control.

     The Company also has additional patents that have been granted for neem oil and azadirachtin technologies. The Company also has patent positions covering nematode and fungi technologies.

     The Company has an exclusive license for the fungus PFR-97. Its commercial development has been completed and product introduction is expected in 1998. Additionally, the Company has a sublicense agreement for a unique strain of a baculovirus from Novartis.

COMPETITION

     The Company currently has no competition in the neem and azadirachtin-based product market in the U.S. In the microbial pesticides market (Bts, viruses, fungi) the Company has a number of competitors, including major chemical companies. The pheromone market is fragmented and is comprised of dozens of small competing companies. The Company has a significant share of the nematode market and is the largest supplier of nematodes in the U.S. and Europe. The Company's products compete primarily on performance, quality and price. The Company also competes directly with large agrochemical companies which manufacture chemical pesticides including Bayer, BASF, Dow Elanco, Novartis, DuPont, Zeneca and Rhone-Poulenc.

BACKLOG

     The Company maintains minimal backlog. Most orders are shipped out of inventory within a short period of time.

FACILITIES

     The Company owns an 80,000 square foot fermentation/formulation facility in Wasco, California. The Company leases a 26,000 square foot building, in which it has built a fermentation/formulation facility, in

Decatur, Illinois. The Company's wholly owned subsidiary in the U.K. leases a 20,000 square foot pheromone trap and lure manufacturing facility. The Company's Thermo Trilogy subsidiary's corporate headquarters is currently located in Columbia, Maryland where it leases approximately 25,000 square feet of space for office, laboratory and warehouse use.

EMPLOYEES

     Thermo Trilogy has approximately 106 employees in the U.S. and 72 full-time employees in the U.K. Approximately 20 employees are engaged in research and development, 113 are in manufacturing and production and 45 are in sales, service and general management. The Company has had no work stoppages and considers its relations with employees to be good.

                       RELATIONSHIP WITH THERMO ELECTRON


     The Company operated as a segment of the Energy Systems Division of Thermo Electron from 1979 until its incorporation as Thermo Energy Systems Inc. in Delaware in November 1989. Upon the Company's incorporation, Thermo Electron transferred certain of the assets and business of the Division to the Company in exchange for 15,750,000 shares of the Company's Common Stock and the assumption by the Company of certain liabilities of the Division. In December 1994, the name of the Company was changed to Thermo Ecotek Corporation. As of May 29, 1998, Thermo Electron beneficially owned approximately 92% of the Company's outstanding Common Stock.


     Thermo Electron has adopted a strategy of selling a minority interest in subsidiary companies to outside investors as an important tool in its future development. As part of this strategy, Thermo Electron and certain of its subsidiaries have created several privately and publicly held subsidiaries, including the Company. From time to time, Thermo Electron and its subsidiaries will create other majority-owned subsidiaries as part of its spin-out strategy. (The Company and the other Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries.")


     Thermo Electron and its subsidiaries develop, manufacture and market environmental monitoring and analysis instruments and manufacture biomedical products, including heart-assist devices and mammography systems, papermaking and recycling equipment, alternative-energy systems and other specialized products and technologies. Thermo Electron and its subsidiaries also provide environmental and metallurgical services and conduct advanced technology research and development. For its fiscal year ended January 3, 1998, Thermo Electron had consolidated revenues of $3.6 billion and consolidated net income of $239.3 million.


     See "Risk Factors -- Potential Conflicts of Interest."

THE THERMO ELECTRON CORPORATE CHARTER

     Thermo Electron and the Thermo Subsidiaries recognize that the benefits and support they derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (i) all of the companies and their stockholders are treated consistently and fairly, (ii) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (iii) each company has access to the combined resources and financial, managerial and technological strengths of the others and (iv) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

     To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron establishes certain internal policies and procedures applicable to members of the Thermo Group. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and each of the Thermo Subsidiaries.

     The Charter presently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participates. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. However, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

CORPORATE SERVICES AGREEMENT

     As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services to the Company. The annual fee for these services was equal to 1% of the Company's revenues for 1997 and will decrease to 0.8% of revenues for 1998. For these services, the Company was charged $1.3 million, $1.6 million and $1.8 million in fiscal 1995, 1996 and 1997, respectively. The fee is reviewed annually and may be changed by mutual agreement of the Company and Thermo Electron.

     Management believes that the service fees charged under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. For items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based on charges directly attributable to the Company. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior written notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided following termination.

TAX ALLOCATION AGREEMENT

     The Company and Thermo Electron have a Tax Allocation Agreement ("Tax Allocation Agreement") under which the Company is included in the consolidated federal and certain state income tax returns filed by Thermo Electron. The Tax Allocation Agreement provides that Thermo Electron charges or pays the Company amounts based on the Company's relative contribution to Thermo Electron's tax liability. If in any year the Company incurs a loss or generates a tax credit, Thermo Electron shall pay the Company the amount of such benefit realized by Thermo Electron attributable to such loss or tax credit on the earlier of (i) the year in which the Company would have obtained a tax benefit from such loss or tax credit if the Company had filed separate federal income tax returns or
(ii) the year in which the applicable carry-forward period with respect to such loss or tax credit expires. In fiscal 1997, the Company owed Thermo Electron a net tax amount of $2.0 million under the Tax Allocation Agreement, which payment was made by reducing the aggregate amount due to it from Thermo Electron under the Tax Allocation Agreement. As of September 27, 1997, the aggregate amount due to the Company from Thermo Electron pursuant to the Tax Allocation Agreement is $10.2 million, subject to the payment conditions set forth therein.

RELATED PARTY TRANSACTIONS

     On May 6, 1998 Thermo Electron converted its 4.0% Subordinated Convertible Debentures due January 2001 in the aggregate principal amount of $68.5 million into 10,821,485 shares of Common Stock at a conversion rate of $6.33 per share. Thermo Electron currently beneficially owns approximately 92% of the outstanding shares of Common Stock. Thermo Electron intends for the foreseeable future to maintain at least 80% ownership of the Company. This may require the purchase by Thermo Electron of additional shares of Common Stock from time to time as the number of outstanding shares issued by the Company increases. These and other purchases may be made either on the open market, through conversion of convertible debentures held by Thermo Electron or directly from the Company.

     At April 4, 1998, the Company owed Thermo Electron and its other subsidiaries an aggregate of $1.2 million for amounts due under the Corporate Services Agreement and related administrative charges, and for miscellaneous items, excluding loans described above. The largest amount of net indebtedness owed by the Company to Thermo Electron and its other subsidiaries since September 29, 1996, was $1.3 million. These amounts do not bear interest and are expected to be paid in the normal course of business.

     As of April 4, 1998, $35.9 million of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron that Thermo Electron collateralizes with investments principally consisting of U.S. government-agency securities, corporate notes, commercial paper, money market funds and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement will be readily convertible into cash by the Company. The repurchase agreement earns interest at a rate based on the 90-day Commercial Paper Composite Rate for 90-day maturities plus 25 basis points, set at the beginning of each quarter.

STOCK HOLDING ASSISTANCE PLAN

     In 1996, the Company adopted a stock holding policy which requires its executive officers to acquire and hold a minimum number of shares of Common Stock. In order to assist the executive officers in complying with the policy, the Company also adopted a Stock Holding Assistance Plan under which it may make interest-free loans to certain key employees, including its executive officers, to enable such employees to purchase the Common Stock in the open market. No such loans are currently outstanding under the plan.

                                   MANAGEMENT

     The executive officers and directors of the Company are as follows:


         NAME            AGE                            POSITION
         ----            ---                            --------
Frank Jungers..........  71    Chairman of the Board and Director
Brian D. Holt..........  49    President, Chief Executive Officer and Director
John N. Hatsopoulos....  64    Senior Vice President, Chief Financial Officer and Director
Parimal S. Patel.......  54    Executive Vice President
Floyd M. Gent..........  47    Vice President
John T. Miller.........  52    Vice President
Randall W. Miselis.....  44    Vice President
Paul F. Kelleher.......  55    Chief Accounting Officer
Jerry P. Davis.........  65    Director
George N.                71    Director
  Hatsopoulos..........
William A. Rainville...  56    Director
Susan F. Tierney.......  46    Director


     All of the Company's directors are elected annually by the stockholders and hold office until their respective successors are duly elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion.

     Frank Jungers has been a director of the Company since its inception in 1989 and its Chairman of the Board since January 1997. Mr. Jungers has been a self-employed consultant on business and energy matters since 1977. Mr. Jungers was employed by the Arabian American Oil Company from 1974 through 1977 as Chairman and Chief Executive Officer. Mr. Jungers is also a director of The AES Corporation, Donaldson, Lufkin & Jenrette, Georgia-Pacific Corporation, Thermo Electron and ThermoQuest Corporation.

     Brian D. Holt has been a director of the Company since January 1995 and President and Chief Executive Officer of the Company since February 1994. For more than five years prior to his appointment as an officer of the Company, he was President and Chief Executive Officer of Pacific Generation Company, a financier, builder, owner and operator of independent power facilities. Mr. Holt is also a director of KFx, Inc. and Thermo TerraTech Inc.

     John N. Hatsopoulos has been a director of the Company since 1990, its Chief Financial Officer since its inception in 1989, and a Senior Vice President since 1997. From 1989 until 1997, he also served as a Vice President of the Company. Mr. Hatsopoulos has been the President of Thermo Electron since January 1997 and its Chief Financial Officer since 1988. Prior to his appointment as President of Thermo Electron, he served as an Executive Vice President since 1986. Mr. Hatsopoulos is also a director of LOIS/USA Inc., ONIX Systems Inc., Thermo Electron, Thermedics Inc., Thermo Fibertek Inc., Thermo Instrument Systems Inc., Thermo Power Corporation, Thermo TerraTech Inc. and Thermo Vision Corporation. Mr. Hatsopoulos is the brother of Dr. George N. Hatsopoulos, a director of the Company.

     Parimal S. Patel has been Executive Vice President of the Company since 1981. Prior to 1981, he worked for Thermo Electron since 1970 in various technical, marketing and program manager capacities.

     Floyd M. Gent has been a Vice President of the Company since September 1994. For more than five years prior to that time, Mr. Gent held various positions, most recently as Executive Vice President, at KTI Environmental Group, a developer, owner, and operator of waste-to-energy plants.

     John T. Miller has been a Vice President of the Company since March 1998. Prior to joining the Company, he served as President and Chief Executive Officer of Pacific Generation Company from 1994 to 1998, overseeing its expansion into international generation projects. From 1990 to 1994, he served as Vice President of Business Development of Pacific Generation Company, and from 1987 to 1990, he served as its Vice President of Operations.

     Randall W. Miselis has been a Vice President of the Company since 1996 and has worked for the Company in various accounting capacities since November 1988.

     Paul F. Kelleher has been the Chief Accounting Officer of the Company since its inception in November 1989. Mr. Kelleher has been Senior Vice President, Finance and Administration, of Thermo Electron since June 1997, and served as its Vice President, Finance from 1987 until 1997, and as its Controller from 1982 to January 1996. He is a director of ThermoLase Corporation.

     Jerry P. Davis has been a director of the Company since its inception in 1989. He also served as the Chairman of the Board of the Company from February 1994 to January 1997, and as the Company's President and Chief Executive Officer from 1989 until February 1994. Mr. Davis was also a Vice President of Thermo Electron from January 1986 through December 1996.

     George N. Hatsopoulos has been a director of the Company since its inception in 1989. Dr. Hatsopoulos has been the Chairman of the Board and Chief Executive Officer of Thermo Electron since 1956. He also served as the President of Thermo Electron from 1956 until January 1997. Dr. Hatsopoulos is also a director of Photoelectron Corporation, Thermedics Inc., Thermo Electron, Thermo Fibertek Inc., Thermo Instrument Systems Inc., Thermo Optek Corporation, ThermoQuest Corporation and ThermoTrex Corporation. Dr. Hatsopoulos is the brother of Mr. John Hatsopoulos, a Director, Senior Vice President and Chief Financial Officer of the Company.

     William A. Rainville has been a director of the Company since November 1995. He has been President and Chief Executive Officer of Thermo Fibertek Inc., a majority-owned subsidiary of Thermo Electron that develops and manufactures equipment and products for the papermaking and paper-recycling industries, since its inception in 1991; a Senior Vice President of Thermo Electron since March 1993; and a Vice President of Thermo Electron from 1986 to 1993. From 1984 until January 1993, Mr. Rainville was the President and Chief Executive Officer of Thermo Electron Web Systems Inc., a subsidiary of Thermo Fibertek Inc. Mr. Rainville is also a director of Thermo Fibergen Inc., Thermo Fibertek Inc., Thermo Remediation Inc. and Thermo TerraTech Inc.

     Susan F. Tierney has been a director of the Company since March 1996. Dr. Tierney is a partner with the Economics Resource Group, an economics/policy consulting firm. From March 1993 to May 1993, Dr. Tierney was a consultant for the U.S. Department of Energy, and from May 1993 to July 1995, she served as Assistant Secretary for Policy for the U.S. Department of Energy. Prior to that appointment, Dr. Tierney served as Secretary of Environmental Affairs for the Commonwealth of Massachusetts from January 1991 to March 1993 and as Commissioner of the Department of Public Utilities for the Commonwealth of Massachusetts from 1988 to January 1991. Dr. Tierney is also a director of The Randers Group Incorporated.

                          DESCRIPTION OF CAPITAL STOCK

     As of April 4, 1998, the Company had 50,000,000 shares of Common Stock authorized for issuance, of which 24,568,532 were issued and outstanding. Each share of Common Stock is entitled to pro rata participation in distributions upon liquidation and to one vote on all matters submitted to a vote of stockholders. Dividends may be paid to the holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive or similar rights. The outstanding shares of Common Stock are, and the shares offered hereby when issued will be, legally issued, fully paid and nonassessable.


     The shares of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting can elect all the directors if they so choose, and in such event, the holders of the remaining shares cannot elect any directors. Prior to the Offering, Thermo Electron beneficially owned 33,158,545 shares of Common Stock, which represented approximately 92% of the outstanding Common Stock. Upon completion of the Offering, Thermo Electron will continue to beneficially own approximately 82% of the outstanding Common Stock, and will have the power to elect all of the members of the Company's Board of Directors.


     The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts or omissions that involve intentional misconduct or a knowing violation of law. The Company's Certificate of Incorporation also contains provisions to indemnify the directors and officers of the Company to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, Smith Barney Inc. and CIBC Oppenheimer Corp. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in an underwriting agreement among the Company and the Representatives (the "Underwriting Agreement"), to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Prudential Securities Incorporated..........................
Smith Barney Inc. ..........................................
CIBC Oppenheimer Corp.......................................

                                                              ---------
Total.......................................................  4,500,000
                                                              =========


     The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased. Thermo Electron intends to purchase 300,000 shares of Common Stock in the Offering.


     The Underwriters, through their Representatives, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may
allow to selected dealers a concession of $     per share; and that such dealers
may reallow a concession of $     per share to certain other dealers. After the
Offering, the public offering price and the concessions may be changed by the Representatives.

     The Company has granted to the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 675,000 additional shares of Common Stock at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering any over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 4,500,000.


     The Company and Thermo Electron or any subsidiary of Thermo Electron have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters, for a period of 180 days after the date of this Prospectus, (except for the issuance of shares of Common Stock or the grant of options with respect to any shares of Common Stock pursuant to existing stock option, purchase and compensation plans, or upon conversion of any currently outstanding convertible securities or the issuance of shares of Common Stock as consideration for the acquisition of one or more businesses provided that such Common Stock may not be resold prior to the expiration of the 180-day period referenced above, or sales of shares of Common Stock by the Company to Thermo Electron).



     The Company and Thermo Electron have agreed to indemnify the several Underwriters or contribute to any losses arising out of certain liabilities, including liabilities under the Securities Act.

     In connection with the Offering, certain Underwriters (and selling group members, if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 675,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.


                                 LEGAL OPINIONS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Seth H. Hoogasian, Esq., General Counsel of Thermo Electron and the Company, and certain legal matters will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Mr. Hoogasian, who is an officer of Thermo Electron and the Company, owns or has the right to acquire 14,569 shares of Common Stock of the Company and 108,764 shares of common stock of Thermo Electron.

                                    EXPERTS

     The financial statements of the Company included or incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of biosys, inc. as of December 31, 1996 and 1995 and for each of the two years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report, dated August 7, 1997 (which contains explanatory paragraphs relating to biosys, inc.'s ability to continue as a going concern, filing for relief under Chapter 11 of the U.S. Bankruptcy Code and subsequent sale of substantially all of its assets) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The Company agrees to indemnify Price Waterhouse LLP for the payment of all legal costs and expenses incurred in Price Waterhouse LLP's successful defense of any legal action or proceeding that arises as a result of inclusion of Price Waterhouse LLP's audit report on the biosys, inc. past financial statements in the filing of this Form S-2 with the Securities and Exchange Commission.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549; and at the Commission's regional offices at 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company; the address of such Web site is http://www.sec.gov. The Common Stock is listed on the American Stock Exchange, and such material that relates to the Company may also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a Registration Statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act, of which this Prospectus constitutes a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 1-13572) are hereby incorporated by reference into this Prospectus:

          (a) Annual Report on Form 10-K for the fiscal year ended September 27, 1997;

          (b) Quarterly Report on Form 10-Q for the fiscal quarter ended January 3, 1998; and

          (c) Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 1998.

     The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Sandra L. Lambert, Secretary, Thermo Ecotek Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046 (telephone: (781) 622-1000).

                           THERMO ECOTEK CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
THERMO ECOTEK CORPORATION
  Report of Independent Public Accountants..................   F-2
  Consolidated Statement of Income for the nine months ended
     September 30, 1995, the fiscal years ended September
     30, 1995, September 28, 1996, and September 27, 1997,
     and the six months ended March 29, 1997, and April 4,
     1998...................................................   F-3
  Consolidated Balance Sheet as of September 28, 1996,
     September 27, 1997, and April 4, 1998..................   F-4
  Consolidated Statement of Cash Flows for the nine months
     ended September 30, 1995, the fiscal years ended
     September 30, 1995, September 28, 1996, and September
     27, 1997, and the six months ended March 29, 1997, and
     April 4, 1998..........................................   F-5
  Consolidated Statement of Shareholders' Investment for the
     fiscal years ended September 30, 1995, September 28,
     1996, and September 27, 1997, and the six months ended
     April 4, 1998..........................................   F-6
  Notes to Consolidated Financial Statements................   F-7

BIOSYS INC.
  Report of Independent Public Accountants..................  F-25
  Consolidated Balance Sheets of Discontinued Operations as
     of December 31, 1995 and 1996..........................  F-26
  Consolidated Statements of Discontinued Operations for the
     years ended December 31, 1995 and 1996.................  F-27
  Consolidated Statements of Cash Flows of Discontinued
     Operations for the years ended December 31, 1995 and
     1996...................................................  F-28
  Consolidated Statements of Shareholders Equity (Deficit)
     of Discontinued Operations for the years ended December
     31, 1995 and 1996......................................  F-29
  Notes to Consolidated Financial Statements................  F-30

PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION OF THERMO
  ECOTEK CORPORATION AND BIOSYS INC.
  Pro Forma Condensed Statement of Income for the year ended
     September 27, 1997.....................................  F-44
  Note to Pro Forma Combined Condensed Statement of
     Income.................................................  F-45

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Thermo Ecotek Corporation:

     We have audited the accompanying consolidated balance sheet of Thermo Ecotek Corporation (a Delaware corporation and 87%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of September 28, 1996, and September 27, 1997, and the related consolidated statements of income, shareholders' investment, and cash flows for the nine months ended September 30, 1995, and for the years ended September 28, 1996, and September 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Ecotek Corporation and subsidiaries as of September 28, 1996, and September 27, 1997, and the results of their operations and their cash flows for the nine months ended September 30, 1995, and the years ended September 28, 1996, and September 27, 1997, in conformity with generally accepted accounting principles.


                                                   ARTHUR ANDERSEN LLP



Boston, Massachusetts
November 3, 1997
(except with respect to the matters discussed in Note 15, as to which the date is May 6, 1998)

                           THERMO ECOTEK CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              NINE MONTHS
                                                 ENDED               FISCAL YEAR ENDED              SIX MONTHS ENDED
                                              -----------   -----------------------------------   --------------------
                                               SEPT. 30,     SEPT. 30,    SEPT. 28,   SEPT. 27,   MARCH 29,   APRIL 4,
                                                 1995          1995         1996        1997        1997        1998
                                              -----------   -----------   ---------   ---------   ---------   --------
                                                            (UNAUDITED)                               (UNAUDITED)
REVENUES (Notes 10 and 12)..................   $107,139      $139,319     $150,076    $180,191     $77,188    $95,016
                                               --------      --------     --------    --------     -------    -------
Costs and Operating Expenses:
  Cost of revenues (includes $3,223, $4,689,
    $4,952, $4,545, $2,605, and $2,966 to
    related parties; Notes 7 and 8).........     74,097        98,822      101,883     113,236      55,135     65,040
  Selling, general, and administrative
    expenses (includes $1,429, $1,885,
    $1,759, $1,802, $799, and $856 to
    related parties; Notes 7 and 8).........      7,856         9,307       11,525      18,260       8,026     11,672
  Research and development expenses.........         --            --          693       1,597         569      1,389
                                               --------      --------     --------    --------     -------    -------
                                                 81,953       108,129      114,101     133,093      63,730     78,101
                                               --------      --------     --------    --------     -------    -------
Operating Income............................     25,186        31,190       35,975      47,098      13,458     16,915
Interest Income.............................      2,820         3,340        5,104       5,089       2,262      2,370
Interest Expense (includes $2,055, $2,740,
  $2,740, $2,740, $1,370, and $1,370 to
  parent company)...........................    (10,567)      (13,333)     (14,727)    (13,926)     (6,644)    (6,768)
Gain on Issuance of Stock by Subsidiary
  (Note 15).................................         --            --           --          --          --      6,269
Equity in Earnings (Loss) of Joint
  Venture...................................         --            --          (26)         33         126        123
                                               --------      --------     --------    --------     -------    -------
Income Before Provision for Income Taxes and
  Minority Interest.........................     17,439        21,197       26,326      38,294       9,202     18,909
Provision for Income Taxes (Note 6).........      6,027         7,200        7,271      14,415       3,358      4,609
Minority Interest Expense...................      1,148         1,457        1,275       1,334         592        844
                                               --------      --------     --------    --------     -------    -------
NET INCOME..................................   $ 10,264      $ 12,540     $ 17,780    $ 22,545     $ 5,252    $13,456
                                               ========      ========     ========    ========     =======    =======
EARNINGS PER SHARE (Note 15):
  Basic.....................................   $    .46      $    .58     $    .76    $    .92     $   .21    $   .55
                                               ========      ========     ========    ========     =======    =======
  Diluted...................................   $    .34      $    .43     $    .54    $    .64     $   .16    $   .38
                                               ========      ========     ========    ========     =======    =======
WEIGHTED AVERAGE SHARES (Note 15):
  Basic.....................................     22,477        21,796       23,528      24,613      24,772     24,460
                                               ========      ========     ========    ========     =======    =======
  Diluted...................................     33,815        33,014       36,292      38,740      37,872     39,261
                                               ========      ========     ========    ========     =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                           THERMO ECOTEK CORPORATION

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                              SEPT. 28,   SEPT. 27,     APR. 4,
                                                                1996        1997         1998
                                                              ---------   ---------   -----------
                                                                                      (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents (includes $53,250, $69,309, and
    $35,925 under repurchase agreement with related
    party)..................................................  $ 63,238    $ 83,540     $ 46,465
  Restricted funds..........................................    18,936      20,773       14,423
  Accounts receivable and unbilled revenues.................    28,061      33,039       36,655
  Inventories...............................................    11,299      13,916       23,608
  Prepaid income taxes (Note 6).............................     2,016       4,298        4,467
  Other current assets......................................     2,937       1,728        2,748
                                                              --------    --------     --------
                                                               126,487     157,294      128,366
                                                              --------    --------     --------
Property, Plant, and Equipment, Net.........................   262,766     263,067      292,848
                                                              --------    --------     --------
Due from Parent Company (Note 6)............................    12,116      10,164       10,164
                                                              --------    --------     --------
Long-term Available-for-sale Investments, at Quoted Market
  Value (amortized cost of $6,004, $8,504, and $8,504;
  Note 2)...................................................    20,254      12,497       14,613
                                                              --------    --------     --------
Restricted Funds............................................    14,112      20,905       21,457
                                                              --------    --------     --------
Other Assets................................................    13,410      21,378       19,078
                                                              --------    --------     --------
                                                              $449,145    $485,305     $486,526
                                                              ========    ========     ========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Current portion of long-term obligations (Note 11)........  $ 24,806    $ 35,012     $ 31,308
  Accounts payable..........................................     1,517       4,031        5,482
  Lease obligations payable.................................     1,812       1,736        1,697
  Accrued interest..........................................     3,159       3,524        2,915
  Accrued income taxes (Note 6).............................     1,858       2,057        2,057
  Other accrued expenses....................................    15,532      18,965       18,456
  Due to parent company.....................................     1,586       1,255        1,172
                                                              --------    --------     --------
                                                                50,270      66,580       63,087
                                                              --------    --------     --------
Long-term Obligations (Note 11):
  Nonrecourse tax-exempt obligations........................    77,900      51,800       37,600
  Subordinated convertible debentures (includes $68,500 due
    to parent company)......................................   100,227     130,648      122,095
  Capital lease obligations.................................    31,154      22,242       15,484
                                                              --------    --------     --------
                                                               209,281     204,690      175,179
                                                              --------    --------     --------
Deferred Income Taxes (Note 6)..............................    42,633      49,934       57,660
                                                              --------    --------     --------
Other Deferred Items (Note 10)..............................    13,958      13,521       17,825
                                                              --------    --------     --------
Minority Interest...........................................     3,316       3,304       12,262
                                                              --------    --------     --------
Commitments and Contingencies (Notes 3, 7, 8, and 9)
Shareholders' Investment (Notes 4 and 5):
  Common stock, $.10 par value, 50,000,000 shares
    authorized; 16,174,636, 25,978,198, and 26,616,445
    shares issued...........................................     1,617       2,598        2,662
  Capital in excess of par value............................    74,740      95,573      103,335
  Retained earnings.........................................    45,048      67,593       81,049
  Treasury stock at cost, 21,413, 1,477,250, and 2,047,913
    shares..................................................      (481)    (20,872)     (30,265)
  Cumulative translation adjustment.........................        --         (52)           6
  Net unrealized gain on available-for-sale investments
    (Note 2)................................................     8,763       2,436        3,726
                                                              --------    --------     --------
                                                               129,687     147,276      160,513
                                                              --------    --------     --------
                                                              $449,145    $485,305     $486,526
                                                              ========    ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           THERMO ECOTEK CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                         NINE MONTHS                                              SIX MONTHS
                                                            ENDED               FISCAL YEAR ENDED                   ENDED
                                                         -----------   -----------------------------------   --------------------
                                                          SEPT. 30,     SEPT. 30,    SEPT. 28,   SEPT. 27,   MARCH 29,   APRIL 4,
                                                            1995          1995         1996        1997        1997        1998
                                                         -----------   -----------   ---------   ---------   ---------   --------
                                                                       (UNAUDITED)                               (UNAUDITED)
OPERATING ACTIVITIES:
Net income.............................................   $ 10,264      $ 12,540     $ 17,780    $ 22,545    $  5,252    $ 13,456
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Minority interest expense............................      1,148         1,457        1,275       1,334         592         844
  Depreciation and amortization........................     12,752        15,239       20,425      21,618      10,439      11,396
  Gain on issuance of stock by subsidiary (Note 15)....         --            --           --          --          --      (6,269)
  Deferred revenue (Note 10)...........................         --            --           --      (8,200)         --          --
  Deferred income tax expense (Note 6).................      3,987         6,088        3,086      10,715       3,358       4,599
  Changes in current accounts, excluding the effect of
    acquisitions:
    Restricted funds...................................      3,453         2,038       (6,944)     (1,837)      6,576       6,350
    Accounts receivable and unbilled revenues..........    (11,050)       (3,236)      (2,130)     (3,740)      6,244      (3,533)
    Inventories........................................        582        (1,078)       1,584      (1,371)     (2,343)       (918)
    Other current assets...............................      3,418         5,423          544       1,229        (641)     (1,019)
    Accounts payable...................................       (931)         (969)         148       2,457         663       1,411
    Lease obligations payable..........................     (1,668)          879          389        (602)       (301)       (302)
    Due (to) from parent company.......................        (91)         (874)       5,319       3,170        (778)        (83)
    Other current liabilities..........................      3,572         2,787        3,599         201        (991)     (1,523)
    Other..............................................        720           (77)          26          --          --          --
                                                          --------      --------     --------    --------    --------    --------
Net cash provided by operating activities..............     26,156        40,217       45,101      47,519      28,070      24,409
                                                          --------      --------     --------    --------    --------    --------
INVESTING ACTIVITIES:
  Acquisitions, net of cash acquired (Notes 3
    and 15)............................................         --            --       (8,088)    (10,865)    (10,865)    (19,100)
  Funding of long-term restricted funds................     (7,907)      (10,485)      (2,073)     (6,793)     (2,315)       (552)
  Increase in other deferred items.....................         --            --           --       8,476       2,555       4,567
  Increase in other assets.............................     (2,030)       (2,030)      (3,004)     (2,452)     (2,500)       (270)
  Purchases of property, plant, and equipment
    (Note 15)..........................................     (5,350)       (5,472)     (36,587)    (17,710)     (8,190)    (25,742)
                                                          --------      --------     --------    --------    --------    --------
Net cash used in investing activities..................    (15,287)      (17,987)     (49,752)    (29,344)    (21,315)    (41,097)
                                                          --------      --------     --------    --------    --------    --------
FINANCING ACTIVITIES:
  Net proceeds from issuance of subordinated
    convertible debentures (Note 11)...................         --            --       35,942      48,470          --          --
  Repayment of long-term obligations...................     (3,400)      (11,200)     (14,100)    (16,800)    (16,000)    (18,400)
  Payments under capital lease obligations.............     (2,649)       (2,649)      (7,191)     (8,006)     (5,842)     (6,298)
  Net proceeds from issuance of Company and subsidiary
    common stock (Notes 4 and 15)......................     27,598        27,598        6,247         698       1,328      15,349
  Payment of withholding taxes related to stock option
    exercises..........................................        (23)          (23)      (1,221)     (1,115)       (557)       (305)
  Repurchases of Company common stock..................         --            --           --     (19,743)       (879)    (10,248)
  Distribution to minority partner.....................     (1,060)       (1,598)        (947)     (1,346)       (607)       (533)
  Due from parent company..............................         --           542           --          --          --          --
                                                          --------      --------     --------    --------    --------    --------
Net cash provided by (used in) financing activities....     20,466        12,670       18,730       2,158     (22,557)    (20,435)
                                                          --------      --------     --------    --------    --------    --------
Exchange Rate Effect on Cash...........................         --            --           --         (31)         (9)         48
                                                          --------      --------     --------    --------    --------    --------
Increase (Decrease) in Cash and Cash Equivalents.......     31,335        34,900       14,079      20,302     (15,811)    (37,075)
Cash and Cash Equivalents at Beginning of Period.......     17,824        14,259       49,159      63,238      63,238      83,540
                                                          --------      --------     --------    --------    --------    --------
Cash and Cash Equivalents at End of Period.............   $ 49,159      $ 49,159     $ 63,238    $ 83,540    $ 47,427    $ 46,465
                                                          ========      ========     ========    ========    ========    ========
CASH PAID FOR:
  Interest.............................................   $ 11,409      $ 12,310     $ 14,267    $ 13,100    $  6,562    $  6,341
  Income taxes.........................................   $     25      $     26     $    101    $      7    $    102    $     --
NONCASH ACTIVITIES:
  Acquisition of asset under capital lease.............   $ 47,020      $ 47,020     $     --    $     --    $     --    $     --
  Reduction in lease obligations payable...............      1,980         1,980           --          --          --          --
                                                          --------      --------     --------    --------    --------    --------
    Assumption of obligations under capital lease......   $ 49,000      $ 49,000     $     --    $     --    $     --    $     --
                                                          ========      ========     ========    ========    ========    ========
  Fair value of assets of acquired companies...........   $     --      $     --     $  8,983    $ 15,183    $ 15,183    $ 20,025
  Cash paid for acquired companies.....................         --            --       (8,088)    (11,223)    (11,223)    (19,100)
                                                          --------      --------     --------    --------    --------    --------
    Liabilities assumed of acquired companies..........   $     --      $     --     $    895    $  3,960    $  3,960    $    925
                                                          ========      ========     ========    ========    ========    ========
  Conversions of subordinated convertible debentures...   $     --      $     --     $  5,273    $ 19,579    $ 10,467    $  8,553
                                                          ========      ========     ========    ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           THERMO ECOTEK CORPORATION

               CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT

                                 (IN THOUSANDS)

                                                                                                      SIX
                                                                      FISCAL YEAR ENDED             MONTHS
                                                              ---------------------------------      ENDED
                                                              SEPT. 30,   SEPT. 28,   SEPT. 27,    APRIL 4,
                                                                1995        1996        1997         1998
                                                              ---------   ---------   ---------   -----------
                                                                                                  (UNAUDITED)
COMMON STOCK, $.10 PAR VALUE
  Balance at beginning of period............................   $ 1,316    $  1,551    $  1,617     $  2,598
  Effect of three-for-two stock split.......................        --          --         809           --
  Net proceeds from private placement of Company common
    stock (Note 4)..........................................        --          22          --           --
  Issuance of Company common stock under employees' and
    directors' stock plans..................................         2          18          27            1
  Conversions of subordinated convertible debentures........        --          26         145           63
  Capitalization of Company.................................       233          --          --           --
                                                               -------    --------    --------     --------
  Balance at end of period..................................     1,551       1,617       2,598        2,662
                                                               -------    --------    --------     --------
CAPITAL IN EXCESS OF PAR VALUE
  Balance at beginning of period............................    36,826      64,188      74,740       95,573
  Effect of three-for-two stock split.......................        --          --        (809)          --
  Net proceeds from private placement of Company common
    stock (Note 4)..........................................        --       4,942          --           --
  Activity under employees' and directors' stock plans......        89         503         204         (728)
  Tax benefit related to employees' and directors' stock
    plans...................................................        --          --       2,447           --
  Conversions of subordinated convertible debentures........        --       5,107      18,991        8,490
  Capitalization of Company.................................    27,273          --          --           --
                                                               -------    --------    --------     --------
  Balance at end of period..................................    64,188      74,740      95,573      103,335
                                                               -------    --------    --------     --------
RETAINED EARNINGS
  Balance at beginning of period............................    17,004      27,268      45,048       67,593
  Net income................................................    10,264      17,780      22,545       13,456
                                                               -------    --------    --------     --------
  Balance at end of period..................................    27,268      45,048      67,593       81,049
                                                               -------    --------    --------     --------
TREASURY STOCK
  Balance at beginning of period............................        --         (22)       (481)     (20,872)
  Activity under employees' and directors' stock plans......       (22)       (459)       (648)         855
  Repurchases of Company common stock.......................        --          --     (19,743)     (10,248)
                                                               -------    --------    --------     --------
  Balance at end of period..................................       (22)       (481)    (20,872)     (30,265)
                                                               -------    --------    --------     --------
CUMULATIVE TRANSLATION ADJUSTMENT
  Balance at beginning of period............................        --          --          --          (52)
  Translation adjustment....................................        --          --         (52)          58
                                                               -------    --------    --------     --------
  Balance at end of period..................................        --          --         (52)           6
                                                               -------    --------    --------     --------
NET UNREALIZED GAIN ON AVAILABLE-FOR-SALE INVESTMENTS
  Balance at beginning of period............................        --          --       8,763        2,436
  Change in net unrealized gain on available-for-sale
    investments (Note 2)....................................        --       8,763      (6,327)       1,290
                                                               -------    --------    --------     --------
  Balance at end of period..................................        --       8,763       2,436        3,726
                                                               -------    --------    --------     --------
TOTAL SHAREHOLDERS' INVESTMENT..............................   $92,985    $129,687    $147,276     $160,513
                                                               =======    ========    ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           THERMO ECOTEK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

     Thermo Ecotek Corporation (the Company) is an environmental company providing a range of environmentally responsible technologies and products, including nonutility electric power generation using clean combustion processes and engineered clean fuels, as well as environmentally friendly pest control products through its biopesticides subsidiary, Thermo Trilogy Corporation
(Note 3).

     The Company is principally engaged in the development and operation of alternative-energy electrical generation facilities. The Company develops and operates facilities through joint ventures or limited partnerships in which the Company has a majority interest, or through wholly owned subsidiaries (the Operating Companies). The Company's interests in the Operating Companies range from 67% to 100% and, in each case, are held by wholly owned subsidiaries of the Company. Of the facilities operated by the Company, three are owned by the Company and the remainder are owned by unaffiliated parties who lease them to the Operating Companies under long-term leases (Note 7).

Relationship with Thermo Electron Corporation

     The Company was incorporated on November 30, 1989, as a wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). At September 27, 1997, Thermo Electron owned 21,382,660 shares of the Company's common stock, representing 87% of such stock outstanding.

Principles of Consolidation

     The accompanying financial statements include the accounts of the Company, its majority-owned and wholly owned Operating Companies, and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for investments in businesses in which it owns between 20% and 50% using the equity method.

Fiscal Year

     In June 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's transition period, which ended on September 30, 1995, was the 39-week period from January 1, 1995, to September 30, 1995, referenced as "fiscal 1995." References to fiscal 1996 and 1997 are for the years ended September 28, 1996, and September 27, 1997, respectively. Fiscal 1996 and 1997 each included 52 weeks. The unaudited statements of income and cash flows for the 52-week period ended September 30, 1995, are presented for comparative purposes only.

Revenue Recognition

     The Company earns revenues primarily from the operation of alternative-energy facilities. Revenues from plant operations are recorded as electricity is delivered. The Operating Companies have long-term power supply arrangements with local utilities, expiring between 2005 and 2020, to sell all the output of the plants currently in operation at established or formula-based defined rates (Note 9). Under certain of these arrangements, in the event of service termination by the Operating Companies prior to the end of the obligation period, the Operating Companies may be required to reimburse the utilities to the extent that cumulative revenue calculated at established rates exceeds the amounts calculated at the utilities' "avoided cost" rates. Management does not expect to incur any obligation under these provisions in the foreseeable future.

                           THERMO ECOTEK CORPORATION

     The Woodland plant has conditions in its nonrecourse lease agreement that require the funding of a "power reserve" in years prior to 2000, based on projections of operating cash flow shortfalls in 2000 and thereafter. The power reserve represents funds available to make lease payments in the event that revenues are not sufficient after the plant converts to avoided-cost rates in March 2000. This funding requirement will significantly limit future profit distributions that Woodland may make to the Company. Accordingly, beginning during the first quarter of fiscal 1997, the Company began recording as an expense the funding of reserves required under Woodland's nonrecourse lease agreement to cover projected shortfalls in lease payments beginning in 2000. Consequently, the results of the Woodland plant were greatly diminished during 1997 and the Company expects that such results will be reduced to approximately break even in 1998 and thereafter. During fiscal 1996 and 1997, the Woodland plant contributed $5.1 million and $1.0 million of operating income, respectively.

Repairs and Maintenance

     The Company charges routine repairs and maintenance to expense in the period the costs are incurred. The Company accrues for major maintenance and overhauls in anticipation of scheduled outages. Other accrued expenses in the accompanying balance sheet includes approximately $4.7 million and $3.9 million at fiscal year-end 1996 and 1997, respectively, in anticipation of major maintenance and overhauls.

Accounting for Derivatives

     The Company has entered into interest rate swap agreements in connection with debt on certain alternative-energy facilities (Notes 11 and 13). The interest rate swap agreements convert floating debt obligations to fixed rate obligations. Interest rate swap agreements are accounted for under the accrual method. Amounts to be received from or paid to the counter-parties of the agreements are accrued during the period to which the amounts relate and are reflected as interest expense. The related amounts payable to the counter-parties are included in other accrued expenses in the accompanying balance sheet. The fair value of the swap agreements is not recognized in the accompanying financial statements since the agreements are accounted for as hedges.

     The Company enters into foreign currency agreements to manage specifically identifiable risks. The Company's short-term foreign exchange forward contracts are part of the Company's management of foreign currency exposures. Foreign currency agreements are treated as a hedge on currency movements on certain customer deposits received and held in foreign denominated currency. Gains and losses on the forward contract offset gains and losses on the foreign denominated account.

     The Company does not enter into speculative foreign currency or interest rate swap agreements.

Stock-based Compensation Plans

     The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 5). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

Gain on Issuance of Stock by Subsidiary

     At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain.

     If gains have been recognized on the issuance of a subsidiary's stock and shares of the subsidiary are subsequently repurchased either by the subsidiary, the Company, or Thermo Electron, gain recognition does

                           THERMO ECOTEK CORPORATION
not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares.

Income Taxes

     The Company and Thermo Electron have a tax allocation agreement under which the Company is included in the consolidated federal and certain state income tax returns filed by Thermo Electron. The agreement provides that Thermo Electron charges or pays the Company amounts based on the Company's relative contribution to Thermo Electron's tax liability. If Thermo Electron's equity ownership of the Company were to drop below 80%, the Company would be required to file its own tax returns.

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Cash Equivalents and Restricted Funds

     As of September 27, 1997, $69.3 million of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents also include investments in money market accounts. The use of cash and cash equivalents totaling $7.6 million and $10.8 million at September 28, 1996, and September 27, 1997, respectively, was restricted by the terms of certain Operating Companies' lease and financing agreements.

     Restricted funds in the accompanying balance sheet represents amounts held in trust for lease and debt payments and working capital requirements, as required by certain of the Operating Companies' lease and financing agreements, and are invested in money market accounts. Restricted funds that are not expected to be used within the next fiscal year are classified as long-term in the accompanying balance sheet.

     All cash equivalents and restricted funds are carried at cost, which approximates market value.

Inventories

     Inventories consist of raw materials, fuel, operating supplies, spare parts, and include, where applicable, materials and overhead. Inventories are stated at the lower of cost (on a first-in, first-out or average basis) or market value. The components of inventories are as follows:

                                                              1996      1997
                                                             -------   -------
                                                              (IN THOUSANDS)
Raw materials and supplies.................................  $11,299   $11,886
Work in process and finished goods.........................       --     2,030
                                                             -------   -------
                                                             $11,299   $13,916
                                                             =======   =======

Available-for-sale Investments

     Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's investments in long-term debt and marketable equity securities are accounted for at market value (Note 2).

                           THERMO ECOTEK CORPORATION

Property, Plant, and Equipment

     The costs of additions and improvements are capitalized. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: electric generating facilities -- 25 years, property under capital lease -- the life of the asset, leasehold improvements -- the shorter of the term of the lease or the life of the asset, and machinery and equipment -- 3 to 7 years. Property, plant, and equipment consists of the following:

                                                             1996       1997
                                                           --------   --------
                                                             (IN THOUSANDS)
Land.....................................................  $  3,479   $  3,479
Electric generating facilities (Notes 8 and 11)..........   200,425    200,573
Property under capital lease.............................    47,020     47,020
Machinery and equipment..................................     4,369      7,366
Leasehold improvements...................................    15,032     15,814
Construction in process (Note 3).........................    39,059     54,585
                                                           --------   --------
                                                            309,384    328,837
Less: Accumulated depreciation and amortization..........    46,618     65,770
                                                           --------   --------
                                                           $262,766   $263,067
                                                           ========   ========

Other Assets

     Other assets in the accompanying balance sheet includes certain costs associated with the development of the Company's alternative-energy facilities; prepaid rent relating to an Operating Company's lease agreement; and goodwill that arose in connection with the acquisition of an Operating Company. Other assets also includes deferred debt expense relating to the Company's issuances of subordinated convertible debentures, and patents, licenses, and other intangible assets arising from the Thermo Trilogy and biosys acquisitions (Note
3). These assets are being amortized using the straight-line method over their estimated useful lives, which range from 5 to 30 years. These assets were $12.2 million and $19.9 million, net of accumulated amortization of $4.5 million and $8.2 million, at fiscal year-end 1996 and 1997, respectively.

     In addition, other assets includes an investment in a joint venture of $1.2 million and $1.5 million at fiscal year-end 1996 and 1997, respectively.

Other Deferred Items

     Other deferred items in the accompanying 1997 balance sheet includes obligations under an Operating Company lease to cover projected short-falls in lease payments beginning in 2000, as described above under the caption "Revenue Recognition." In addition, other deferred items includes rent that has been recognized ratably for financial reporting purposes in connection with an Operating Company's lease agreement at fiscal year-end 1996 and 1997 (Note 7), and deferred income in connection with the termination of a power-sales agreement at fiscal year-end 1996 (Note 10).

Foreign Currency

     All assets and liabilities of the Company's foreign subsidiary are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation". Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment". Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

                           THERMO ECOTEK CORPORATION

Stock Split

     All share and per share information, except for share information in the accompanying 1996 balance sheet, was restated in fiscal 1996 to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, which was distributed in October 1996.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Presentation

     Certain amounts in fiscal 1995 and 1996 have been reclassified to conform to the presentation in the fiscal 1997 financial statements.

Interim Financial Statements

     The financial statements as of April 4, 1998, and for the six-month periods ended March 29, 1997, and April 4, 1998, are unaudited but, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair presentation of results for these interim periods. The six-month periods ending March 29, 1997, and April 4, 1998, include 26 and 27 weeks, respectively. The results of operations for the six-month period ended April 4, 1998, are not necessarily indicative of the results to be expected for the entire year.

2. AVAILABLE-FOR-SALE INVESTMENTS

     The Company's marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments." As of September 27, 1997, the Company held one long-term available-for-sale investment, an investment in the common stock of KFx, Inc. (KFx), described below.

     In fiscal 1995, the Company purchased 1,500,000 shares of KFx common stock for $3.0 million, representing an approximate 7% equity interest in KFx. In fiscal 1996, the Company purchased an additional 1,500,000 shares of KFx common stock for $3.0 million, representing an additional 7% equity interest in KFx. In fiscal 1997, the Company purchased an additional 1,250,000 shares of KFx common stock for $2.5 million pursuant to the purchase agreement, bringing its total equity interest in KFx to approximately 18%. The fair market value of this investment at September 27, 1997, was $12.5 million. Simultaneously with the execution of the purchase agreement, KFx granted to the Company a warrant to purchase an additional 7,750,000 shares at $3.65 per share, as well as a warrant to purchase further shares of the common stock of KFx at market value, defined so that the number, when added to all other shares of such common stock owned by the Company, would result in the Company owning 51% of the common stock of KFx on a fully-diluted basis. These warrants are exercisable from January 1, 2000, through July 1, 2001.

                           THERMO ECOTEK CORPORATION

3. ACQUISITIONS AND PROJECT UNDER DEVELOPMENT

Acquisitions

     In January 1997, Thermo Trilogy acquired substantially all of the assets of biosys, inc. (biosys), a biopesticide company, for $11.2 million in cash and the assumption of certain liabilities. Allocation of the purchase price for this acquisition was based on an estimate of the fair value of the net assets acquired.

     In May 1996, the Company, through two wholly owned subsidiaries, acquired the assets of the biopesticides division of W.R. Grace & Co. (renamed Thermo Trilogy), which develops, manufactures, and markets environmentally friendly products used for pest control, for $8.1 million in cash and the assumption of certain liabilities. In addition, the Company will pay a royalty fee of seven percent on annual sales of the acquired business in excess of $14.0 million through the year 2000.

     The aggregate cost of these acquisitions approximated the fair value of the net assets acquired. These acquisitions have been accounted for using the purchase method of accounting and their results have been included in the accompanying financial statements from their respective dates of acquisition.

     Based upon unaudited data, the following table presents selected financial information for the Company and biosys on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1996. The effect of the acquisition of Thermo Trilogy is not included in the pro forma data as it was not material to the Company's results of operations.

                                                           1996        1997
                                                         --------    --------
                                                         (IN THOUSANDS EXCEPT
                                                          PER SHARE AMOUNTS)
Revenues...............................................  $172,569    $185,108
Net income.............................................     3,931      17,674
Earnings per share:
  Basic................................................       .17         .72
  Diluted..............................................       .15         .52

     The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of biosys been made at the beginning of fiscal 1996.

Project Under Development

     In August 1995, the Company, through two wholly owned subsidiaries, entered into a Limited Partnership Agreement with KFx Wyoming, Inc., a subsidiary of KFx, to develop, construct, and operate a 500,000-ton-per-year subbituminous coal-beneficiation plant near Gillette, Wyoming. The Company has provided approximately $50.0 million, and is committed to provide up to an additional $5.0 million, for the design, construction, and operation of the plant and will have a 95% equity interest in the project. During the first quarter of fiscal 1997, a fire occurred which caused certain delays with respect to the commencement of commercial operations of the facility, with substantially all repair costs anticipated to be reimbursable by insurance proceeds. Commercial operation of the facility is now expected to begin during the first half of fiscal 1998. The Company has also made an investment in KFx (Note 2).

4. SHAREHOLDERS' INVESTMENT

     In June 1996, the Company sold 330,000 shares of its common stock in a private placement at $16.08 per share, for net proceeds of $5.0 million.

     In February 1995, the Company sold 3,500,334 shares of its common stock in an initial public offering at $8.50 per share, for net proceeds of $27.5 million.

                           THERMO ECOTEK CORPORATION

     The net assets of certain Operating Companies are generally restricted as to the amounts that can be transferred to the parent company in the form of dividends, loans or advances, pursuant to certain lease or debt agreements. As of September 27, 1997, net assets of certain subsidiaries of approximately $94.0 million were not restricted from distribution.

     At September 27, 1997, the Company had reserved 16,486,355 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's convertible obligations.

5. EMPLOYEE BENEFIT PLANS

Stock-based Compensation Plans

     Stock Option Plans

     The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans permit the grant of nonqualified and incentive stock options. A third plan permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from four to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron.

     A summary of the Company's stock option information is as follows:

                                                  1995                 1996                1997
                                         ----------------------  -----------------   -----------------
                                                    RANGE OF              WEIGHTED            WEIGHTED
                                         NUMBER      OPTION      NUMBER   AVERAGE    NUMBER   AVERAGE
                                           OF        PRICES        OF     EXERCISE     OF     EXERCISE
                                         SHARES     PER SHARE    SHARES    PRICE     SHARES    PRICE
                                         ------   -------------  ------   --------   ------   --------
                                                             (SHARES IN THOUSANDS)
Options outstanding, beginning of
  period...............................  1,539    $4.00 - $6.00  1,491     $ 4.96    1,439     $ 6.55
     Granted...........................     --               --    309      11.48      264      14.13
     Exercised.........................    (22)    4.00 -  5.83   (349)      4.16     (369)      4.46
     Forfeited.........................    (26)    4.00 -  5.83    (12)      6.98      (53)      8.21
                                         -----                   -----               -----
Options outstanding, end of period.....  1,491    $4.00 - $6.00  1,439     $ 6.55    1,281     $ 8.64
                                         =====    =============  =====     ======    =====     ======
Options exercisable....................  1,491    $4.00 - $6.00  1,439     $ 6.55    1,281     $ 8.64
                                         =====    =============  =====     ======    =====     ======
Options available for grant............    662                     365                 353
                                         =====                   =====               =====
Weighted average fair value per share
  of options granted during year.......                                    $ 4.49              $ 5.72
                                                                           ======              ======

                           THERMO ECOTEK CORPORATION

     A summary of the status of the Company's stock options at September 27, 1997, is as follows:

                                                      OPTIONS OUTSTANDING AND EXERCISABLE
                                                      ------------------------------------
                                                                    WEIGHTED
                                                                     AVERAGE      WEIGHTED
                                                       NUMBER       REMAINING     AVERAGE
    RANGE OF                                             OF        CONTRACTUAL    EXERCISE
 EXERCISE PRICES                                       SHARES         LIFE         PRICE
 ---------------                                      ---------    -----------    --------
                                                             (SHARES IN THOUSANDS)
$ 5.50 - $10.22.....................................      949       6.8 years      $ 6.65
 10.23 -  14.94.....................................      261       9.0 years       13.98
 14.95 -  19.66.....................................       71       5.9 years       15.55
                                                        -----
$ 5.50 - $19.66.....................................    1,281       7.2 years      $ 8.64
                                                        =====

Employee Stock Purchase Program

     Substantially all of the Company's employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1996, the program was sponsored by Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month plan year at 95% of the fair market value at the beginning of the period, and shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, shares of Thermo Electron's common stock could be purchased at 85% of the fair market value at the beginning of the period, and shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

Pro Forma Stock-based Compensation Expense

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in fiscal 1996 and 1997 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

                                                             1996        1997
                                                           --------    --------
                                                           (IN THOUSANDS EXCEPT
                                                            PER SHARE AMOUNTS)
Net income:
  As reported............................................  $17,780     $22,545
  Pro forma..............................................   17,565      22,159
Earnings per share:
  Basic:
     As reported.........................................      .76         .92
     Pro forma...........................................      .75         .90
  Diluted:
     As reported.........................................      .54         .64
     Pro forma...........................................      .53         .63

                           THERMO ECOTEK CORPORATION

     Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

     The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                           1996         1997
                                                         ---------    ---------
Volatility.............................................        26%          26%
Risk-free interest rate................................       6.0%         6.1%
Expected life of options...............................  6.1 years    6.4 years

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plans

     Substantially all of the Company's corporate, full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the Thermo Electron 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. Employees of the Operating Companies who meet eligibility requirements may participate in a separate defined contribution plan. Contributions to the plan are made by both the employee and the Operating Companies. The Operating Companies' contributions are based on the level of employee contributions. The Company contributed and charged to expense for these plans $157,000, $279,000, and $401,000 in fiscal 1995, 1996, and 1997, respectively.

6. INCOME TAXES

     The components of the provision for income taxes are as follows:

                                                           1995      1996      1997
                                                          ------    ------    -------
                                                                (IN THOUSANDS)
Currently payable:
  Federal...............................................  $1,647    $2,899    $ 3,214
  State.................................................     393     1,286        486
                                                          ------    ------    -------
                                                           2,040     4,185      3,700
                                                          ------    ------    -------
Deferred:
  Federal...............................................   3,257     2,485      9,250
  State.................................................     730       601      1,465
                                                          ------    ------    -------
                                                           3,987     3,086     10,715
                                                          ------    ------    -------
                                                          $6,027    $7,271    $14,415
                                                          ======    ======    =======

                           THERMO ECOTEK CORPORATION

     The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% in fiscal 1995 and 1996 and 35% in fiscal 1997 to income before provision for income taxes and minority interest due to the following:

                                                         1995       1996       1997
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Provision for income taxes at statutory rate..........  $ 5,929    $ 8,951    $13,403
Increases (decreases) resulting from:
  State income taxes, net of federal tax..............      741      1,245      1,268
  Minority interest expense...........................     (390)      (434)      (466)
  Tax losses and credits benefited....................     (270)    (2,528)        --
  Nondeductible expenses..............................       17         37        210
                                                        -------    -------    -------
                                                        $ 6,027    $ 7,271    $14,415
                                                        =======    =======    =======

     Tax losses and credits benefited during fiscal 1996 relate to the resolution of certain tax contingencies.

     Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

                                                               1996       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred (prepaid) income taxes:
  Depreciation..............................................  $40,924    $48,377
  Partnership allocations...................................      577         --
  Available-for-sale investments............................    5,487      1,557
  State tax net operating loss carryforwards................   (1,789)    (2,570)
  Capitalized costs.........................................   (5,253)      (324)
  Other reserves and accruals...............................   (2,994)    (3,974)
                                                              -------    -------
                                                               36,952     43,066
  Valuation allowance.......................................    3,665      2,570
                                                              -------    -------
                                                              $40,617    $45,636
                                                              =======    =======

     The valuation allowance relates to uncertainty surrounding the realization of certain state tax loss carryforwards and, in 1996, stock option exercises not benefited. The decrease in the valuation allowance in fiscal 1997 primarily relates to the realization of the benefit of stock options exercised. State tax loss carryforwards of approximately $19 million will begin to expire in 1998. The long-term due from parent company in the accompanying balance sheet represents amounts due from Thermo Electron for tax benefits arising from the Company's operations.

7. COMMITMENTS

Leases

     During fiscal 1997, the Company entered into a seven-year fixed rate lease agreement with a third party for office space that expires in 2003. The Company's commitment under this agreement is approximately $300,000 per year, net of sublease income of $178,000 per year. In 1995 and 1996 and during part of fiscal 1997, the Company leased its office facilities from Thermo Electron. The agreement called for the Company to pay rent based on Thermo Electron's occupancy costs per square foot. The accompanying statement of income includes expenses of $143,000, $177,000, and $27,400 in fiscal 1995, 1996, and 1997, respectively, under the agreement with Thermo Electron.

                           THERMO ECOTEK CORPORATION

     Certain Operating Companies have operating lease agreements for their facilities expiring in various years through 2010. The lease agreements provide for renewal of each of the leases for additional periods ranging from one to five years at the Operating Companies' option. In general, renewal options are at the lower of a predetermined percentage of the average annual lease rental during the lease terms or the fair market rental as determined by an independent appraisal. In general, at the end of the lease terms or renewal terms, the Operating Companies have a right of first refusal or an option to purchase the facilities, at their fair market value, as determined by an independent appraisal. During fiscal 1995, the Company amended an existing facility operating lease, which resulted in the agreement being treated as a capital lease (Note 11).

     Lease payments under the operating leases are made to the owner of the facility only to the extent that power revenues exceed essential operating expenses, as defined, up to certain specified maximum levels (Note 8). Subject to the foregoing, as of September 27, 1997, the contractual amounts payable pursuant to the lease agreements total approximately $148.4 million over the remaining initial lease terms, averaging approximately $16.0 million per year. The Company recognizes rent expense ratably over the respective lease terms. The accompanying statement of income includes expenses from operating leases (excluding the operating lease with Thermo Electron) of $13.4 million, $15.2 million, and $15.5 million in fiscal 1995, 1996, and 1997, respectively.

Fuel Supply

     The Operating Companies have entered into fuel supply agreements with various suppliers guaranteeing the purchase of certain minimum quantities of acceptable fuel at negotiated prices and terms. The Operating Companies purchased $13.8 million, $20.0 million, and $20.4 million of fuel under such contracts in fiscal 1995, 1996, and 1997, respectively. The agreements call for price adjustments based on certain published indices or stated rates over their terms expiring between 1997 and 2005. See Note 8 for fuel supply agreements with related parties.

8. RELATED-PARTY TRANSACTIONS

Corporate Service Agreement

     The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% of the Company's revenues in calendar year 1995. Beginning in calendar year 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $1.3 million, $1.6 million, and $1.8 million in fiscal 1995, 1996, and 1997, respectively. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

                           THERMO ECOTEK CORPORATION

Fuel Supply

     A portion of the fuel used by the Operating Companies' facilities is obtained under agreements with related parties of the Operating Companies or their joint venture partners (Note 7). During fiscal 1995, 1996, and 1997, the Company paid $2.9 million, $4.6 million, and $4.2 million, respectively, under these agreements.

Management Fees

     One of the Operating Companies has entered into management agreements with a related party of its joint venture partner for the day-to-day operation of its facility and the procurement and management of fuel. During fiscal 1995, 1996, and 1997, the Company paid $253,000, $350,000, and $368,000, respectively, under these agreements.

Thermo Electron Guarantees

     Thermo Electron has issued an operating standards support agreement for each of the facilities leased or financed by the Operating Companies. These agreements provide that Thermo Electron will loan the Operating Companies, on a subordinated basis, enough funds to meet their lease or debt payments in the event the power plants are unable to generate power at a designated level and such inability is related to the design, construction, operation, or maintenance of the plants and not caused by certain uncontrollable circumstances.

     Thermo Electron has also guaranteed the lease payments of one of the Operating Companies under certain events. Under the terms of this guarantee, Thermo Electron will loan funds to the Operating Company to cover any shortfall in its lease payment in the event and to the extent the terms of the Operating Company's power purchase agreements are changed by Public Service Company of New Hampshire (PSNH; Note 9). No such payments have been required under this guarantee.

     The Company and Thermo Electron have entered into a Master Guarantee Reimbursement Agreement through which the Company will reimburse Thermo Electron in the event that Thermo Electron is required to make any payments pursuant to guarantees, including those guarantees described above.

Operating Lease

     See Note 7 for a description of the Company's operating lease with Thermo Electron.

Long-term Obligations

     See Note 11 for long-term obligations of the Company held by Thermo
Electron.

Repurchase Agreement

     The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

9. CONTINGENCIES

     Two of the Operating Companies have rate orders from the New Hampshire Public Utilities Commission (NHPUC) to sell all of their power to PSNH. An agreement between Northeast Utilities, parent to PSNH, and the State of New Hampshire, arising from the settlement of PSNH bankruptcy proceedings, contains language to the effect that PSNH will seek to renegotiate some of the terms of certain rate orders with small power producers and that the state will support PSNH in such efforts. PSNH has commenced discussions with these two Operating Companies and other small power producers through which it is seeking to renegotiate the rate orders applicable to the Company's and other facilities. The state, acting through NHPUC, has indicated that it supports such efforts. Any resolution is subject to the approval of NHPUC.

                           THERMO ECOTEK CORPORATION

Should the matter not reach resolution, the Company does not believe that PSNH has the right to take unilateral action to reduce the price of purchased power under such arrangements. Rejection of the Company's rate orders would result in a claim for damages by the Company and could be the subject of lengthy litigation. In January 1997, PSNH's parent company, Northeast Utilities, disclosed in a filing with the Securities and Exchange Commission that if a proposed deregulation plan for the New Hampshire electric utility industry were adopted, PSNH could default on certain financial obligations and seek bankruptcy protection. In February 1997, NHPUC voted to adopt a deregulation plan, and in March 1997, PSNH filed suit to block the plan. In March 1997, the federal district court issued a temporary restraining order which prohibits the NHPUC from implementing the deregulation plan as it affects PSNH, pending a determination by the court whether PSNH's claim could then be heard by the court. In April 1997, the court ruled that it could now hear the case and ordered that the restraining order would continue indefinitely pending the outcome of the suit. In addition, in March 1997, the Company, along with a group of other biomass power producers, filed a motion with the NHPUC seeking clarification of the NHPUC's proposed deregulation plan regarding several issues, including purchase requirements and payment of current rate order prices with respect to the Company's energy output. An unfavorable resolution of this matter, including the bankruptcy of PSNH, could have a material adverse effect on the Company's results of operations and financial position.

     The Company is contingently liable with respect to lawsuits and matters that arose in the normal course of business. In the opinion of management, these contingencies will not have a material adverse effect on the financial position or results of operations of the Company.

10. TERMINATION OF POWER-SALES AGREEMENT

     On August 2, 1993, in exchange for a cash payment, the Company agreed to terminate a power-sales agreement with a utility, which required the utility to purchase the power that was to be generated by the Company's 55-megawatt natural gas cogeneration facility under development in Staten Island, New York.

     Under the agreement, the Company received $18.0 million in a series of payments through May 1997, plus interest at 5.8%. The Company would have been obligated to return $8.2 million of this amount if the Company had elected to proceed with the Staten Island facility and the plant were to commence commercial operation before January 1, 2000. Accordingly, the Company deferred recognition of $8.2 million through fiscal 1996, pending final determination of the project's status, with the deferred revenue being included in other deferred items in the accompanying 1996 balance sheet.

     During fiscal 1997, the Company determined that due to continuing economic conditions in the domestic energy market it would not be feasible to design, construct, and commence commercial operation of the Staten Island facility prior to January 1, 2000. As a result, the refund obligation terminated and the previously deferred revenue was recognized during fiscal 1997.

                           THERMO ECOTEK CORPORATION

11. LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:

                                                                 1996           1997
                                                              -----------    -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                    SHARE AMOUNTS)
8.3% Nonrecourse tax-exempt revenue bonds, Series 1989,
  payable in semi-annual installments, with a final payment
  in December 2000..........................................   $ 24,700       $ 20,700
8.3% Nonrecourse tax-exempt revenue bonds, Series 1990,
  payable in semi-annual installments, with a final payment
  in December 2000..........................................     26,500         22,000
6.0% Nonrecourse tax-exempt revenue bonds, Series 1991,
  payable in semi-annual installments, with a final payment
  in June 2000..............................................     43,500         35,200
4.0% Subordinated convertible debentures, due January 2001,
  convertible at $6.33 per share, due to Thermo Electron....     68,500         68,500
Noninterest-bearing subordinated convertible debentures, due
  March 2001, convertible at $13.56 per share...............     31,727         12,148
4.875% Subordinated convertible debentures, due April 2004,
  convertible at $16.50 per share...........................         --         50,000
                                                               --------       --------
                                                                194,927        208,548
Less: Current portion of long-term obligations..............     16,800         26,100
                                                               --------       --------
                                                               $178,127       $182,448
                                                               ========       ========

     The annual requirements for long-term obligations are as follows:

                                                                (IN THOUSANDS)
               1998...........................................     $ 26,100
               1999...........................................       18,100
               2000...........................................       19,200
               2001...........................................       95,148
               2002...........................................           --
               Thereafter.....................................       50,000
                                                                   --------
                                                                   $208,548
                                                                   ========

     The Company's noninterest-bearing subordinated convertible debentures, as well as the 4.875% subordinated convertible debentures, are guaranteed on a subordinated basis by Thermo Electron. In fiscal 1996 and 1997, $5.3 million and $19.6 million principal amount, respectively, of the noninterest-bearing subordinated convertible debentures were converted into 388,862 shares and 1,443,869 shares, respectively, of the Company's common stock.

     The tax-exempt revenue bonds were issued by the California Pollution Control Financing Authority to finance the construction of the Delano I and Delano II facilities. The obligations are credit-enhanced by a letter of credit issued by a bank group. Repayment of the debt is an obligation of Delano and the obligations are nonrecourse to the Company. As of September 27, 1997, Delano I and Delano II plant and equipment totaling approximately $173.0 million were collateral for this debt.

     On June 30, 1995, the Mendota Operating Company entered into a First Amendment to its Project Lease. The Amendment, effective April 1, 1995, modified, among other terms of the lease, the lease term, the base rent, the application of cash flow from the facility, and the lessee's option to purchase the facility. The terms of the lease, as amended, met the requirements for treatment as a capital lease and accordingly, the facility has been recorded as an asset of the Company in the amount of $47.0 million and is included in property, plant, and equipment, net in the accompanying balance sheet.

                           THERMO ECOTEK CORPORATION

     The future minimum lease payments under the amended lease are as follows:

                                                                  (IN THOUSANDS)
     1998........................................................     $12,033
     1999........................................................      12,033
     2000........................................................      12,868
                                                                      -------
                                                                       36,934
     Less: Amount representing interest..........................       5,780
                                                                       -------
     Present value of minimum lease payments.....................      31,154
     Less: Current portion.......................................       8,912
                                                                      -------
     Long-term capital lease obligations.........................     $22,242
                                                                      =======

     See Note 13 for information pertaining to the fair value of the Company's long-term obligations.

12. SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

     Revenues from three electric utility customers as a percentage of total revenues were approximately 22%, 36%, and 36% in fiscal 1995; 21%, 36%, and 36% in fiscal 1996; and 18%, 31%, and 32% in fiscal 1997.

     At fiscal year-end 1996 and 1997, substantially all accounts receivable due to the Company were from its four electric utility customers. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has or will have a significant negative impact on the Company.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist mainly of cash and cash equivalents, restricted funds, accounts receivable, long-term available-for-sale investments, due from parent company, current portion of long-term obligations, accounts payable, due to parent company, long-term obligations, forward exchange contracts, and interest rate swaps. The carrying amounts of these financial instruments, with the exception of long-term available-for-sale investments, due from parent company, long-term obligations, forward exchange contracts, and interest rate swaps, approximate fair value due to their short-term nature.

     The Company's long-term available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair value was determined based on a quoted market price. See Note 2 for the fair value information pertaining to this financial instrument. The carrying amount of due from parent company in the accompanying balance sheet approximates fair value.

                           THERMO ECOTEK CORPORATION

     During fiscal 1997, the Company entered into a forward exchange contract to hedge certain customer deposits denominated in currencies other than its foreign subsidiary's local currency. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to the customer deposits from fluctuations in foreign exchange rates. The amount of foreign exchange contracts at year-end 1997 was $1.0 million. The carrying amount and fair value of the Company's long-term obligations and off-balance sheet financial instruments are as follows:

                                                       1996                    1997
                                               --------------------    --------------------
                                               CARRYING      FAIR      CARRYING      FAIR
                                                AMOUNT      VALUE       AMOUNT      VALUE
                                               --------    --------    --------    --------
                                                              (IN THOUSANDS)
     Long-term obligations:
       Convertible obligations...............  $100,227    $199,696    $130,648    $224,294
       Other long-term obligations...........   109,054     111,727      74,042      64,861
                                               --------    --------    --------    --------
                                               $209,281    $311,423    $204,690    $289,155
                                               ========    ========    ========    ========
     Off-balance-sheet financial instruments:
       Interest rate swaps receivable
          (payable)..........................              $ (2,673)               $  9,199
       Foreign exchange contract payable.....                    --                      69

     The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year ends. The fair value of convertible obligations at fiscal year-end 1996 and 1997 exceeds the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the convertible obligations.

     Interest rate swap agreements are in place on the borrowings associated with the Delano I and Delano II facilities and are with a different counter-party than the holders of the underlying debt. These swaps have terms expiring in December 2000 commensurate with the final maturity of the debt. The swaps have effectively converted floating rate debt to fixed rate borrowings. Interest expense is adjusted with changes in the interest rate and management believes any credit risk is remote. The notional amount of the swap agreements was $95.7 million and $127.0 million at fiscal year-end 1996 and 1997, respectively. The fair value of such agreements is the estimated amount that the Company would pay upon termination of the contract, taking into account the change in market interest rates and creditworthiness of the counterparties. During fiscal 1996 and 1997, the average variable rate received under the swap agreement was 3.6% and 3.5%, respectively.

     The fair value of forward exchange contracts is the estimated amount that the Company would be required to pay if it were to terminate the contract, taking into account the change in foreign exchange rates.

14. UNAUDITED QUARTERLY INFORMATION

                                                    FIRST     SECOND     THIRD(A)    FOURTH
                                                   -------    -------    --------    -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
     1996
     Revenues....................................  $34,296    $33,505    $35,316     $46,959
     Gross profit................................   10,107      6,945     10,852      20,289
     Net income..................................    3,052        609      3,024      11,095
     Earnings per share:
       Basic.....................................      .13        .03        .13         .46
       Diluted...................................      .10        .02        .09         .30

                           THERMO ECOTEK CORPORATION

                                                  FIRST     SECOND(b)     THIRD     FOURTH(c)
                                                 -------    ---------    -------    ---------
                                                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
     1997
     Revenues..................................  $38,514     $38,674     $43,524     $59,479
     Gross profit..............................   12,260       9,793      14,682      30,220
     Net income................................    4,300         952       3,598      13,695
     Earnings per share:
      Basic...................................       .18         .04         .15         .56
      Diluted.................................       .12         .04         .11         .37

---------------
 (a) Reflects the May 1996 acquisition of the biopesticides division of W.R. Grace & Co.

 (b) Reflects the January 1997 acquisition of the business of biosys, inc.

 (c) Reflects the inclusion of $8.2 million of previously deferred revenue in connection with the termination of a power-sales agreement relating to a cogeneration facility in Staten Island, New York.

15. SUBSEQUENT EVENTS

Acquisition

     In November 1997, the Company's Thermo Trilogy Corporation subsidiary acquired the sprayable bacillus thuringiensis (Bt) -- biopesticide business of Novartis AG and its affiliates (the Bt business of Novartis) for $19.1 million in cash and the assumption of certain liabilities.

     This acquisition has been accounted for using the purchase method of accounting, and the results of operations of the Bt business of Novartis have been included in the accompanying financial statements from the date of acquisition. The cost of this acquisition equaled the estimated fair value of the tangible net assets acquired. Allocation of the purchase price was based on an estimate of the fair value of the net assets acquired and is subject to adjustment upon finalization of the purchase-price allocation. The Company has gathered no information that indicates the final allocation will differ materially from the preliminary estimate.

Purchase of Power-Generation Facilities

     In January 1998, the Company, through a wholly owned subsidiary's participation in a joint venture, purchased an 83% interest in the assets of a 12-megawatt energy center near Tabor, Czech Republic, along with the business of five auxiliary boilers in the town of Pribram, Czech Republic, for $6.9 million in cash.

     In March 1998, the Company acquired two power-generation facilities and related sites in California for approximately $9.5 million in cash and the assumption of certain liabilities.

Issuance of Stock by Subsidiary

     In the first six months of fiscal 1998, the Company's Thermo Trilogy subsidiary sold 1,942,821 shares of its common stock in private placements at $8.25 per share for net proceeds of $14.9 million, resulting in a gain of $6.3 million. Following the private placements, the Company owned 80% of Thermo Trilogy's outstanding common stock.

Earnings per Share

     During the quarter ended January 3, 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." As a result, all previously reported earnings per share have been

                           THERMO ECOTEK CORPORATION
restated. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects. Basic and diluted earnings per share were calculated as follows:

                                             NINE
                                            MONTHS
                                             ENDED                 YEAR ENDED                  SIX MONTHS ENDED
                                           ---------   -----------------------------------   --------------------
                                           SEPT. 30,    SEPT. 30,    SEPT. 28,   SEPT. 27,   MARCH 29,   APRIL 4,
                                             1995         1995         1996        1997        1997        1998
                                           ---------   -----------   ---------   ---------   ---------   --------
                                                       (UNAUDITED)                               (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BASIC
Net income...............................   $10,264      $12,540      $17,780     $22,545     $ 5,252    $13,456
                                            -------      -------      -------     -------     -------    -------
Weighted average shares..................    22,477       21,796       23,528      24,613      24,772     24,460
                                            -------      -------      -------     -------     -------    -------
Basic earnings per share.................   $   .46      $   .58      $   .76     $   .92     $   .21    $   .55
                                            =======      =======      =======     =======     =======    =======
DILUTED
Net income...............................   $10,264      $12,540      $17,780     $22,545     $ 5,252    $13,456
Effect of:
  Convertible debentures.................     1,295        1,726        1,644       2,374         836      1,579
  Majority-owned subsidiary's dilutive
     securities..........................        --           --           --          --          --         (4)
                                            -------      -------      -------     -------     -------    -------
Income available to common shareholders,
  as adjusted............................   $11,559      $14,266      $19,424     $24,919     $ 6,088    $15,031
                                            -------      -------      -------     -------     -------    -------
Weighted average shares..................    22,477       21,796       23,528      24,613      24,772     24,460
Effect of:
  Convertible debentures.................    10,816       10,816       12,262      13,746      12,649     14,458
  Stock options..........................       522          402          502         381         451        343
                                            -------      -------      -------     -------     -------    -------
Weighted average shares, as adjusted.....    33,815       33,014       36,292      38,740      37,872     39,261
                                            -------      -------      -------     -------     -------    -------
Diluted earnings per share...............   $   .34      $   .43      $   .54     $   .64     $   .16    $   .38
                                            =======      =======      =======     =======     =======    =======

     The computation of diluted earnings per share excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. At April 4, 1998, there were 44,200 of such options outstanding, with exercise prices ranging from $19.23 to $19.25 per share.

Conversion of Convertible Securities

     In May 1998, Thermo Electron converted its 4.0% subordinated convertible debentures into 10,821,485 shares of Company common stock.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of biosys, inc.:

     In our opinion, the accompanying consolidated balance sheets of discontinued operations and the related consolidated statements of discontinued operations, of cash flows of discontinued operations and of shareholders' equity (deficit) of discontinued operations present fairly, in all material respects, the financial position of biosys, inc. and its subsidiaries (the "Company") at December 31, 1995 and 1996, and the results of their discontinued operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Notes 1 and 2 to the consolidated financial statements, biosys, inc. and certain of its wholly-owned subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code during 1996. Subsequent to December 31, 1996, the Company sold substantially all of its productive assets, ceased operations and filed a plan of liquidation with the United States Bankruptcy Court for the District of Maryland which plan is currently awaiting confirmation. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3 to the consolidated financial statements, the results of operations are presented as discontinued operations, and accrued expenses include the estimated costs of the liquidation of the Company. As a consequence, substantial doubt exists about the Company's ability to continue as a going concern. As more fully described in Notes 7 and 8 to the consolidated financial statements, a significantly larger amount of claims have been cumulatively asserted against the Company than are reflected as liabilities in the consolidated financial statements.

     As discussed in Note 8 to the financial statements, in July 1997 a former customer of the Company filed a claim contending that biosys, inc. has failed to perform under an exclusive marketing agreement between the former customer and biosys, inc. Based upon this alleged breach of the marketing agreement and biosys, inc.'s inability to perform under such agreement, the former customer has asserted a claim of approximately $9 million, representing their alleged lost margin for the remaining term of the marketing agreement. It is the Company's intention to object to the allowance of such claim. The ultimate outcome of the matter cannot presently be determined, and no provision for any liability that may result has been made in the financial statements.

     The consolidated financial statements do not include any adjustments relating to the amounts that ultimately will be paid to settle the Company's liabilities; as a result of the liquidation process, such amounts may be substantially different from their carrying values.

PRICE WATERHOUSE LLP

Falls Church, Virginia
August 7, 1997

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

             CONSOLIDATED BALANCE SHEETS OF DISCONTINUED OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                       DECEMBER 31,
                                                          ---------------------------------------
                                                             1995          1996          1996
                                                          HISTORICAL    HISTORICAL     PRO FORMA
                                                          ----------    ----------    -----------
                                                                                      (UNAUDITED)
                                                                                       (NOTE 2)
ASSETS
Cash and cash equivalents...............................  $   1,755     $     961      $   8,021
Accounts receivable, net................................      3,009         2,363          1,040
Inventories, net........................................      4,086         3,262             --
Property and equipment, net.............................      6,421         6,117             --
Goodwill................................................        380         3,606             --
Other assets, net.......................................        706           623             --
                                                          ---------     ---------      ---------
                                                          $  16,357     $  16,932      $   9,061
                                                          =========     =========      =========
LIABILITIES AND SHAREHOLDERS' DEFICIT
Liabilities not subject to compromise:
  Accounts payable......................................  $   4,767     $   2,512      $     116
  Debt -- prepetition...................................      9,674         3,562             --
  Accrued expenses......................................      3,309           966            966
  Deferred credits......................................        931           214             21
  Estimated costs through completion of liquidation.....         --         2,512          2,765
                                                          ---------     ---------      ---------
     Total liabilities not subject to compromise........     18,681         9,766          3,868
                                                          ---------     ---------      ---------
Liabilities subject to compromise -- prepetition........         --        11,660          9,686
                                                          ---------     ---------      ---------
     Total liabilities..................................     18,681        21,426         13,554
                                                          ---------     ---------      ---------
Commitment and contingencies (Note 8)
Shareholders' deficit:
  Series A convertible preferred stock, $.001 par value;
     5,000,000 shares authorized, 520 shares issued and
     outstanding on December 31, 1996...................         --             1              1
  Common stock, $.001 par value; 30,000,000 shares
     authorized; 5,598,828 and 9,548,610 issued and
     outstanding at December 31, 1995 and 1996,
     respectively.......................................          6             9              9
  Additional paid-in capital............................    126,315       146,651        146,651
  Accumulated deficit...................................   (128,592)     (151,154)      (151,154)
  Cumulative translation adjustment.....................        (53)           (1)            --
                                                          ---------     ---------      ---------
     Total shareholders' deficit........................     (2,324)       (4,494)        (4,493)
                                                          ---------     ---------      ---------
                                                          $  16,357     $  16,932      $   9,061
                                                          =========     =========      =========

          See accompanying notes to consolidated financial statements.

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

               CONSOLIDATED STATEMENTS OF DISCONTINUED OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1995          1996
                                                              ----------    ----------
Revenues:
  Product sales.............................................   $ 22,679      $ 22,846
  Contract research and development.........................        320           903
                                                               --------      --------
     Total revenues.........................................     22,999        23,749
                                                               --------      --------
Operating costs and expenses:
  Cost of product sales.....................................     21,241        21,245
  Research and development..................................      7,006         5,685
  Marketing and selling.....................................      4,301         3,108
  General and administrative................................      3,520         5,607
  Purchased research and development........................         --         6,000
  Costs of mergers..........................................      4,175            --
                                                               --------      --------
     Total operating costs and expenses.....................     40,243        41,645
                                                               --------      --------
Loss from operations........................................    (17,244)      (17,896)
                                                               --------      --------
Non-operating income and expenses:
  Interest and other expense................................     (1,415)       (1,313)
  Interest and other income.................................        119            48
                                                               --------      --------
     Total non-operating income and expenses................     (1,296)       (1,265)
                                                               --------      --------
Reorganization and estimated expenses through liquidation,
  net.......................................................         --        (3,401)
                                                               --------      --------
Net loss....................................................    (18,540)      (22,562)
Preferred stock dividends and accretion.....................         --        (1,844)
                                                               --------      --------
Net loss applicable to common shares........................   $(18,540)     $(24,406)
                                                               ========      ========
Net loss per share..........................................   $  (4.04)     $  (3.17)
                                                               ========      ========
Weighted average common shares and equivalents..............      4,587         7,688
                                                               ========      ========

          See accompanying notes to consolidated financial statements

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

        CONSOLIDATED STATEMENTS OF CASH FLOWS OF DISCONTINUED OPERATIONS
                                 (IN THOUSANDS)

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1995          1996
                                                              ----------    ----------
Cash flows from operating activities:
  Net loss..................................................   $(18,540)     $(22,562)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Purchased research and development.....................         --         6,000
     Depreciation and amortization..........................      1,589         2,567
     Common stock and warrants issued for loan origination
      and modification......................................         85           153
     Loss on disposal of assets.............................         49            --
     Changes in assets and liabilities:
       Accounts receivable..................................     (1,130)          942
       Inventories..........................................       (543)        1,528
       Other assets.........................................        336          (146)
       Accounts payable and accrued expenses................      4,188         3,044
       Estimated costs through completion of liquidation....         --         2,512
       Deferred credits.....................................        399          (717)
                                                               --------      --------
Net cash used in operating activities.......................    (13,567)       (6,679)
                                                               --------      --------
Cash flows from investing activities:
  Acquisition of property and equipment.....................       (845)         (888)
  Proceeds from sale of property and equipment..............        547            --
  Proceeds from sale of short-term investments..............         76            --
  Net cash acquired in AgriDyne acquisition.................         --         1,742
                                                               --------      --------
Net cash provided by (used in) investing activities.........       (222)          854
                                                               --------      --------
Cash flows from financing activities:
  Issuance of common stock, net of issuance costs...........      3,012            --
  Exercise of stock options and warrants....................         24             8
  Issuance of convertible preferred stock, net of issuance
     costs..................................................         --         7,254
  Payments on debt..........................................     (1,186)       (2,450)
  Proceeds from issuance of debt............................      5,325           182
  Restricted cash...........................................         --            --
                                                               --------      --------
Net cash provided by financing activities...................      7,175         4,994
                                                               --------      --------
Effect of exchange rate changes on cash.....................         (8)           37
                                                               --------      --------
Net decrease in cash and cash equivalents...................     (6,622)         (794)
Cash and cash equivalents at beginning of year..............      8,377         1,755
                                                               --------      --------
Cash and cash equivalents at end of year....................   $  1,755      $    961
                                                               ========      ========

          See accompanying notes to consolidated financial statements.

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                           OF DISCONTINUED OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                             PREFERRED STOCK        COMMON STOCK       ADDITIONAL                 CUMULATIVE
                           -------------------   -------------------    PAID-IN     ACCUMULATED   TRANSLATION
                             SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL       DEFICIT     ADJUSTMENT     TOTAL
                           ----------   ------   ----------   ------   ----------   -----------   -----------   --------
Balance at December 31,
  1994...................   2,133,605   $ 213     4,106,838   $   4     $122,983     $(110,052)      $(58)      $ 13,090
Issuance of common stock
  to retire preferred
  stock..................  (2,133,605)   (213)      573,878       1          212
Issuance of common stock
  upon exercise of
  options and warrants...                            51,398                  109                                     109
Issuance of common
  stock..................                           866,714       1        3,011                                   3,012
Net loss.................                                                              (18,540)                  (18,540)
Translation adjustment...                                                                               5              5
                           ----------   -----    ----------   -----     --------     ---------       ----       --------
Balance at December 31,
  1995...................                         5,598,828       6      126,315      (128,592)       (53)        (2,324)
Issuance of common stock
  in connection with
  acquisition of
  AgriDyne...............                         1,888,121       1       12,924                                  12,925
Issuance of preferred
  stock..................         780       1                              7,253                                   7,254
Issuance of common stock
  upon exercise of
  options and warrants...                             8,718                  161                                     161
Conversion of preferred
  stock into common
  stock..................        (260)            2,052,943       2           (2)
Net loss.................                                                              (22,562)                  (22,562)
Translation adjustment...                                                                              52             52
                           ----------   -----    ----------   -----     --------     ---------       ----       --------
Balance at December 31,
  1996...................         520   $   1     9,548,610   $   9     $146,651     $(151,154)      $ (1)      $ (4,494)
                           ==========   =====    ==========   =====     ========     =========       ====       ========

          See accompanying notes to consolidated financial statements.

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY

     During the year ended December 31, 1996, biosys, inc. and its domestic subsidiaries, Crop Genetics International Corporation ("CGI") and AgriDyne Technologies, Inc. ("AgriDyne") and its U.K. subsidiary, Agrisense-BCS, Limited ("BCS"), herein collectively referred to as "biosys" or the "Company," engaged in the development, production and sale of bioinsecticides used to detect, monitor and control harmful insects. The Company also had a division which produced high yielding seedcane for the sugarcane industry.

     On September 27, 1996, biosys, inc. and CGI, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code ("Chapter 11") in the United States Bankruptcy Court for the District of Maryland (the "Bankruptcy Court"). On November 15, 1996, AgriDyne also filed a voluntary petition for relief under Chapter 11. biosys, inc., CGI and AgriDyne are herein collectively referred to as the "Debtors" and the filing of voluntary petitions under Chapter 11 are referred to as the "Filings." BCS did not file for bankruptcy protection.

     As discussed in Note 2 on January 17, 1997, substantially all of the assets of the Debtors, including the stock of BCS, were sold to Thermo Trilogy Corporation in accordance with the Asset Purchase Agreement. In conjunction with the sale, Thermo Trilogy Corporation also assumed certain contractual obligations of biosys. The Company ceased the manufacture and sale of commercial products concurrent with the sale of assets.

     The proceeds from the sale of assets are expected to be distributed to the Debtor's creditors in accordance with a Joint Plan of Liquidation which has been filed with Bankruptcy Court. The Company does not expect that there will be any funds remaining for the Company's common or preferred shareholders. See Note 2 for further discussion of the bankruptcy proceedings.

NOTE 2 -- STATUS OF CHAPTER 11 PROCEEDINGS

     During 1996, the Company continued to experience negative cash flow from operations. Despite certain funding and collaborative initiatives pursued by the Company during 1996 and prior periods, the Company was, for a variety of reasons, not successful in procuring adequate funding to satisfy operational and creditor needs. Accordingly, as discussed in Note 1, during 1996 the Debtors filed voluntary petitions under Chapter 11 in order to obtain relief from their creditors. Subsequent to the date of the Filings, the Debtors have been operating as debtors-in-possession pursuant to federal bankruptcy laws. Schedules were filed by the Debtors with the Bankruptcy Court setting forth the assets and liabilities of the Debtors as of the date of the Filings as shown by the Debtors' accounting records. Creditors, with certain limited exceptions, were required to file proof of claims by January 28, 1997 (in the case of biosys, inc. and CGI creditors) and March 18, 1997 (in the case of AgriDyne creditors). Substantial differences between amounts shown by the Debtors and claims filed by creditors are currently being investigated and, where not resolved, may be subject to objection in the normal course of bankruptcy proceedings. The amount and settlement terms for any such disputed liabilities are subject to approval by the Bankruptcy Court. No provision has been recorded as of December 31, 1996, for possible settlements, if any, as such amount is not determinable. See Note 8.

     From the date of the Filings through the sale of assets to Thermo Trilogy Corporation, the operations of the Company were funded by the use of existing cash and working capital resources with the oversight of the secured creditors, The Official Committee of Unsecured Creditors ("Creditors' Committee") and the Bankruptcy Court.

     On December 24, 1996, the Debtors entered into an Asset Purchase Agreement with Thermo Trilogy Corporation. Pursuant to the Asset Purchase Agreement, Thermo Trilogy Corporation agreed to purchase substantially all of the Company's assets, excluding certain cash and trade accounts receivable balances and including the common stock of BCS, for $11 million in cash and the assumption of certain contractual obligations of the Company. On January 7, 1997, the Bankruptcy Court approved the Asset Purchase

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Agreement and the sale was consummated on January 17, 1997. At the time of sale, the cash paid and contractual obligations assumed by Thermo Trilogy Corporation exceeded the carrying value of the assets sold by biosys by approximately $253,000. This gain has been offset against accrued reorganization and liquidation expenses at December 31, 1996. See Note 3. In conjunction with the sale of the Company's assets on January 17, 1997, the Company paid one of its secured creditors approximately $3,562,000, representing outstanding principal balance and accrued interest, pursuant to an Order of the Bankruptcy Court.

     The Consolidated Balance Sheets include unaudited pro-forma information presenting the Company's balance sheet at December 31, 1996, as if the transactions with Thermo Trilogy Corporation and the Company's secured creditor as described above had been consummated on December 31, 1996. The pro forma adjustments made to the Consolidated Balance Sheets are as follows:

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                             (AMOUNTS IN THOUSANDS)

                                                                    DECEMBER 31, 1996
                                                          --------------------------------------
                                                                         PRO FORMA
                                                          HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                          ----------    -----------    ---------
                                                                              (UNAUDITED)
ASSETS
Cash and cash equivalents...............................  $     961       $10,622(a)   $   8,021
                                                                           (3,562)(b)
Accounts receivable, net................................      2,363        (1,323)(a)      1,040
Inventories, net........................................      3,262        (3,262)(a)         --
Property and equipment, net.............................      6,117        (6,117)(a)         --
Goodwill................................................      3,606        (3,606)(a)         --
Other assets, net.......................................        623          (623)(a)         --
                                                          ---------       -------      ---------
                                                          $  16,932       $(7,871)     $   9,061
                                                          =========       =======      =========
LIABILITIES AND SHAREHOLDERS' DEFICIT
Liabilities not subject to compromise:
  Accounts payable......................................  $   2,512       $(2,396)(a)  $     116
  Debt -- prepetition...................................      3,562        (3,562)(b)         --
  Accrued expenses......................................        966                          966
  Deferred credits......................................        214          (193)(a)         21
  Estimated costs through completion of liquidation.....      2,512           253(a)       2,765
                                                          ---------       -------      ---------
          Total liabilities not subject to compromise...      9,766        (5,898)(a)      3,868
                                                          ---------       -------      ---------
Liabilities subject to compromise -- prepetition........     11,660        (1,974)(a)      9,686
                                                          ---------       -------      ---------
          Total liabilities.............................     21,426        (7,872)        13,554
                                                          ---------       -------      ---------
Shareholders' deficit:
  Convertible preferred stock, par value................          1                            1
  Common stock, par value...............................          9                            9
  Additional paid-in capital............................    146,651                      146,651
  Accumulated deficit...................................   (151,154)                    (151,154)
  Cumulative translation adjustment.....................         (1)            1(a)          --
                                                          ---------       -------      ---------
          Total shareholders' deficit...................     (4,494)            1         (4,493)
                                                          ---------       -------      ---------
                                                          $  16,932       $(7,871)     $   9,061
                                                          =========       =======      =========

---------------
(a) To reflect the sale, consummated on January 17, 1997, of substantially all of the Company's assets, including the stock of BCS, to Thermo Trilogy Corporation in exchange for $11,000,000 in cash and the assumption by Thermo Trilogy Corporation of certain contractual obligations of the Company.

(b) To reflect the repayment of the outstanding principal balance and accrued interest due to one of the Company's secured creditors in conjunction with the sale of assets described above.

     On April 28, 1997, the Debtors, together with the Creditors' Committee, filed a Joint Plan of Liquidation with the Bankruptcy Court. On June 13, 1997, the Debtors, together with the Creditors' Committee, filed a Joint Disclosure Statement. A hearing to approve or disapprove the Joint Disclosure Statement has been

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

scheduled for August 19, 1997. Upon approval of the Joint Disclosure Statement, the Bankruptcy Court will schedule a confirmation hearing on the Joint Plan of Liquidation to be followed by the appointment of a liquidating agent if the Joint Plan of Liquidation is confirmed.

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     As the Company was in the process of selling substantially all of its assets to Thermo Trilogy Corporation at December 31, 1996, the financial statements as of and for the year ended December 31, 1996, have been prepared as those of a discontinued operation. Therefore, the historical cost basis has been used, and the Company has accrued all operating results and estimated costs to be incurred through the date of its pending liquidation as of December 31, 1996. The gain on sale of the Company's assets to Thermo Trilogy Corporation described in Note 2 has been offset against this accrual. The valuation of assets and liabilities necessarily requires many estimates and assumptions and there are substantial uncertainties in carrying out the liquidation.

     The accompanying balance sheets are presented without segregation of current assets and current liabilities. This unclassified presentation avoids possible misunderstandings as to the relationships between current and noncurrent assets and liabilities. With the subsequent sale of substantially all of biosys' assets and the planned liquidation, all assets and liabilities became current. See Notes 1 and 2.

     Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Particularly sensitive estimates include liabilities subject to compromise, estimated costs through completion of liquidation and the AgriDyne purchase price allocation (Note 4). Actual results could differ from those estimates.

     Principles of Consolidation

     The consolidated financial statements include the accounts of biosys and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Revenue Recognition

     Revenue from the sale of the Company's products, as well as from products manufactured for others, is recognized upon shipment. Provision is made for expected sales returns and allowances when revenue is recognized. Contract research and development revenues are recognized as related expenses are incurred in accordance with the contract terms.

     Cash Equivalents

     Cash equivalents consist of highly liquid investments with original maturities of three months or less.

     Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," (SFAS 107) requires companies to disclose the fair value of financial instruments, both assets and liabilities, recognized and not recognized in the balance sheets, for which it is practicable to estimate fair

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between two willing parties, other than in a forced liquidation or sale. Fair value is based on quoted market prices for the same or similar instruments. The carrying amount of the Company's financial assets approximates fair value due to the short maturity of these financial instruments.

     The uncertainty related to the outcome of the Filings and the resulting effect upon the ultimate value of the Company's liabilities adds significantly to the uncertain nature of any estimate of fair value. The disposition of the Company's liabilities in the bankruptcy proceedings could occur at significantly different amounts from fair value estimates which can be made at this time. The liabilities of the Company which are subject to compromise are subject to adjustment at the direction of the Bankruptcy Court. Additionally, the timing of the ultimate payment of these liabilities, as well as the inclusion of interest, late fees and other similar costs, is also subject to determination by the Bankruptcy Court. Accordingly, it is not practicable to determine the fair value of the liabilities of the Company.

     Inventories

     Inventories are stated at the lower of cost, determined on the first-in, first-out basis, or market.

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the assets, which range from three to ten years. Depreciation of leasehold improvements is computed using the shorter of the remaining lease term or the estimated useful life of the improvements.

     Long-lived Assets

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). Upon adoption of the SFAS 121, the Company evaluated its long-lived assets using projected undiscounted future cash flows and operating results for each of the Company's divisions and determined that no material impairment existed at January 1, 1996. The Company continued to evaluate its long-lived assets for impairment throughout 1996 and determined that no material impairment existed.

     Foreign Currency Translation

     Assets and liabilities of the Company's foreign subsidiary are translated to U.S. dollars at year-end exchange rates. Revenue and expense items are translated at average exchange rates prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders' deficit. Transaction gains and losses are included in results of operations and have not been significant.

     Interest Expense

     The accrual of interest on prepetition indebtedness ceased subsequent to the date of the Filings as a result of the related debt being considered liabilities subject to compromise in the bankruptcy proceedings. If these costs had continued to accrue subsequent to the date of the Filings, total interest expense for the year ended December 31, 1996, would have been increased by approximately $116,000. Cash paid for interest approximated $1,277,000 and $1,228,000 in 1996 and 1995, respectively.

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Net Loss Per Share

     Net loss per share has been computed using the weighted average number of common shares outstanding during each period presented. Common equivalent shares for options and warrants granted but not exercised and for convertible preferred stock are not included in the calculation as their effect would be antidilutive.

     Accounting for Stock Options

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123). In accordance with SFAS 123, the Company has elected to continue to measure compensation expense for its stock option plans using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has not recognized any compensation expense for stock options granted under its stock option plans. The Company has calculated the pro-forma information required to be disclosed under SFAS 123 for options granted in 1996 and 1995 using the appropriate pricing models prescribed by SFAS 123 and determined that, had compensation expense been recorded commensurate to the fair value of options granted on the grant date, the pro-forma impact on the Company's net loss and net loss per share for such periods was not material. Accordingly, no pro-forma amounts are presented.

     Reverse Stock Split

     Effective March 15, 1996, the Company effected a one for two and one-half reverse stock split of its common stock (the "Reverse Stock Split"). All common stock share information in the accompanying consolidated financial statements and related footnotes has been adjusted to reflect the Reverse Stock Split.

     Reclassifications

     Certain prior year information has been reclassified to conform with current year presentation.

NOTE 4 -- BUSINESS COMBINATIONS

     AgriDyne Technologies Inc.

     On March 15, 1996, the Company acquired AgriDyne Technologies Inc. ("AgriDyne") in a merger whereby AgriDyne became a wholly-owned subsidiary of the Company. To effect the merger, the Company issued approximately 1.9 million shares of its common stock in exchange for all of the outstanding shares of AgriDyne common stock based on a conversion ratio of 0.28664 of a share of biosys common stock for each share of AgriDyne common stock, after giving effect to a one for two and one-half reverse stock split of biosys common stock effected immediately prior to the merger.

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company and AgriDyne initially entered into an Agreement and Plan of Merger in April 1995. The final purchase price of AgriDyne was determined as the market value of the Company's 1.9 million shares of common stock on the date of the final amendment to the Agreement and Plan of Merger in December 1995 and certain direct costs to effect the merger. The Company allocated this purchase price to the identifiable tangible and intangible assets and liabilities of AgriDyne and assigned the excess purchase price to goodwill as follows (in thousands):

Identifiable tangible and intangible assets and liabilities:
  Cash......................................................  $ 2,041
  Accounts receivable.......................................      338
  Inventory.................................................      673
  Equipment.................................................      121
  In-process research and development.......................    6,000
  Other assets..............................................      199
  Accrued expenses..........................................     (105)
                                                              -------
     Total identifiable tangible and intangible assets and
      liabilities...........................................    9,267
  Goodwill..................................................    4,325
                                                              -------
                                                              $13,592
                                                              =======

     In accordance with generally accepted accounting principles, the Company's estimate of purchased in-process research and development was expensed immediately. Goodwill acquired in this transaction was to be amortized over its estimated useful life of three years, of which $1.1 million of amortization expense was recorded in the fourth quarter of 1996.

     The results of operations of AgriDyne have been included in the Company's financial statements since the date of acquisition. The following unaudited pro forma results of the Company for the years ended December 31, 1995 and 1996 assume that the transaction had taken place on the first day of the respective periods and include the non-recurring $6 million write-off of in-process research and development (in thousands, except per share data):

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                1995          1996
                                                              ---------     ---------
Total revenues, net.........................................   $25,129       $23,997
Net loss....................................................   (28,270)      (23,163)
Net loss applicable to common shares........................   $ (4.37)      $ (2.87)

     Crop Genetics International Corporation

     On March 31, 1995, the Company completed a merger with CGI. In exchange for all of CGI's outstanding equity securities, the Company issued approximately 1.4 million shares of common stock. The acquisition was accounted for using the pooling-of-interests method and the separate balance sheets, statements of operations, cash flows and shareholders' equity of the Company and CGI for periods prior to March 31, 1995, were restated on a combined basis for all periods presented. During 1995, the Company incurred $3,723,000 in merger, severance and relocation costs associated with the merger.

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Revenues and net loss of the separate companies included in the combined statement of operations through the merger date of March 31, 1995, are as follows (in thousands):

Revenues:
  biosys.................................................    $ 5,921
  CGI....................................................         99
                                                             -------
                                                             $ 6,020
                                                             =======
Net loss:
  biosys.................................................    $(2,682)
  CGI....................................................     (3,423)
                                                             -------
                                                             $(6,105)
                                                             =======


NOTE 5 -- DETAILS OF BALANCE SHEET COMPONENTS

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                              1995            1996
                                                           -----------    ------------
Accounts receivable:
  Trade receivables......................................  $ 2,993,000    $  2,850,000
  Other receivables......................................      304,000          66,000
  Less allowance for doubtful accounts...................     (288,000)       (553,000)
                                                           -----------    ------------
                                                           $ 3,009,000    $  2,363,000
                                                           ===========    ============
Inventories:
  Raw materials..........................................  $ 3,130,000    $  2,329,000
  Work-in-process........................................      225,000         141,000
  Finished goods.........................................      814,000       1,259,000
  Deferred growing costs.................................      471,000         450,000
  Less reserve for obsolescence..........................     (554,000)       (917,000)
                                                           -----------    ------------
                                                           $ 4,086,000    $  3,262,000
                                                           ===========    ============
Property and equipment:
  Land and improvements..................................  $   220,000    $    220,000
  Machinery and equipment................................    9,721,000      11,243,000
  Furniture and fixtures.................................      567,000         608,000
  Leasehold improvements.................................    4,045,000       4,101,000
                                                           -----------    ------------
                                                            14,553,000      16,172,000
  Less accumulated depreciation..........................   (8,132,000)    (10,055,000)
                                                           -----------    ------------
                                                           $ 6,421,000    $  6,117,000
                                                           ===========    ============
Accrued expenses:
  Merger costs (Note 4)..................................  $ 1,633,000    $         --
  Accrued compensation and benefits......................      169,000         126,000
  Other..................................................    1,507,000         840,000
                                                           -----------    ------------
                                                           $ 3,309,000    $    966,000
                                                           ===========    ============

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6 -- INDEBTEDNESS

     During 1995, the Company entered into a working capital line of credit with a bank that allowed for borrowings of up to $5,250,000 subject to certain limitations based upon the value of substantially all of the Company's assets which were used for collateral. In 1995 and 1996, $5,250,000 and $3,500,000, respectively, were outstanding under the line of credit. During 1995 and 1996, the Company sought and received extensions to stated dates of repayment; however, the Company was unable to negotiate an extension of the final repayment date of September 30, 1996. Interest on borrowings is charged at the bank's prime rate plus 3% (11.25% as of December 31, 1996). In conjunction with the closing of the sale of Company's assets to Thermo Trilogy Corporation in January 1997, pursuant to an Order of the Bankruptcy Court, the Company paid the bank approximately $3,562,000, representing outstanding principal balance and accrued interest.

     During 1995, the Company paid fees of $100,000 and issued to the lender warrants to purchase 45,992 shares of common stock at exercise prices ranging from $5.00 to $7.00 per share. The warrants were exercisable at various dates through January 31, 2001. The warrant shares are subject to adjustment for certain changes in capital structure and have registration rights. The warrants were valued at $58,000 and recorded as interest expense in 1995. During 1996, the Company issued to the lender warrants to purchase 173,333 shares of common stock at an exercise price of the lesser of $3 per share or the lowest closing price per common share during the duration of the line of credit facility. The warrants were valued at $97,000 and recorded as interest expense in 1996. In addition, the warrants issued in 1995 were re-priced to the same exercise price as the warrants issued in 1996.

     CGI had borrowings of $3,400,000 under a credit facility. At December 31, 1996, approximately $2,450,000 was outstanding under this credit facility. The borrowing bears interest at the bank's prime rate plus 0.5% (8.75% at December 31, 1996). Future principal payments on the credit facility are subject to bankruptcy proceedings. Borrowings under this debt facility are secured by substantially all of the equipment of CGI. CGI has instituted an adversary proceeding in order to determine the validity, extent and priority of the bank's secured claim against CGI in the bankruptcy proceeding. A joint motion by the Debtors, unsecured creditors committee, and the lender to approve a settlement agreement establishing the bank's secured claim at approximately $548,000 is before the Bankruptcy Court for approval, but the Bankruptcy Court has not yet ruled on the motion. If the Bankruptcy Court approves the settlement, the remainder of the bank's claim will be treated as an unsecured claim. The entire principal balance of $2,450,000 outstanding at December 31, 1996, is included in liabilities subject to compromise in the Consolidated Balance Sheets.

     In December 1994, the Company entered into a borrowing arrangement under which the Company borrowed $2,180,000, secured by certain property and equipment. At December 31, 1996, approximately $1,395,000 was outstanding under this arrangement. Future principal payments on the debt are subject to bankruptcy proceedings. biosys, inc. has instituted an adversary proceeding in order to determine the validity, extent and priority of the lender's secured claim against biosys, inc. in the bankruptcy proceeding. This determination will assist in establishing the amount to be paid to the lender as a secured claim. The remainder of the lender's claim will be treated as an unsecured claim. The entire principal balance of $1,395,000 outstanding at December 31, 1996, is included in liabilities subject to compromise in the Consolidated Balance Sheets.

     In connection with the December 1994 borrowing and subsequent amendments, the Company issued to the lender warrants to purchase 55,179 shares of common stock at prices ranging from $7.525 to $8.125 per share. These warrants are exercisable at various dates through November 1, 2000. The warrant shares are subject to adjustment for certain changes in capital structure and have certain registration rights. The warrants were valued at $138,000 and included in other long-term assets as a debt issuance cost. The warrants are being amortized over the term of the debt and $32,000 and $58,000 was recognized as related interest expense

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

during 1996 and 1995, respectively. The effective rate of interest on this borrowing, including the amortization of the value of the warrants, is approximately 18%.

     No amounts are currently available for additional borrowings under any of the Debtors borrowing agreements.

NOTE 7 -- LIABILITIES SUBJECT TO COMPROMISE

     Liabilities subject to compromise under the bankruptcy proceedings include substantially all current and long-term unsecured or undersecured liabilities as of the date of the Filings. Pursuant to the provisions of the Bankruptcy Code, payment of those liabilities may not be made except pursuant to a plan of liquidation or Bankruptcy Court order while the Debtors continue to operate as debtors-in-possession. The Debtors believe that they have performed all required notification procedures under bankruptcy law with regards to known or potential claimants for the purpose of identifying all prepetition claims against the Debtors. While the Company believes that the amounts recorded reflect known bona fide unsecured and undersecured liabilities, the amounts ultimately allowed by the Bankruptcy Court may be significantly different.

     A significantly larger amount of claims have been cumulatively filed against the Debtors than are reflected as prepetition liabilities in the financial statements. Furthermore, there are (i) individual creditors that have not filed claims, (ii) claims filed for unspecified amounts, and (iii) claims for specific items which are not reflected as liabilities in the financial statements.

     The amount recorded as liabilities subject to compromise is significantly less than filed claims because the cumulative total of filed claims includes:
(i) claims that have been discharged or waived subsequent to their filing, (ii) duplicate filings of single items in all three bankruptcy cases, (iii) claims currently or potentially subject to negotiated compromise, (iv) claims filed by participants in a certain limited partnership (v) claims filed by the common and preferred shareholders of the Debtors, and (vi) numerous errors or otherwise currently unresolved differences.

     It is currently not possible to precisely determine the ultimate total amount of claims which will be allowed by the Bankruptcy Court and the final resolution of the disputed or negotiated claims. However, total prepetition liabilities reflected in the consolidated financial statements represents management's best current estimate of all known prepetition liabilities given the facts and circumstances of which management is currently aware.

NOTE 8 -- LITIGATION AND DISPUTED CLAIMS

     The Debtors and the Creditors' Committee have identified certain claims filed in the three bankruptcy cases which are either duplicative or the amount of which the Debtors dispute. The Debtors intend to file objections to duplicative claims in order to have only one claim allowed for each creditor. The Debtors also intend to object to claims subject to other than de minimis disputed amounts. Claims which cannot be resolved by agreement will have to be determined by the Bankruptcy Court. The resolution by the Bankruptcy Court is subject to the Court's schedule, however, the Debtors estimate that claims subject to objection may be resolved by the Bankruptcy Court within two to six months, or longer, after the filing of the objections. Significant disputed creditor claims, settlements and other contingencies are discussed below.

     A lender has asserted that the Debtor owes amounts in addition to the principal and interest amounts already repaid. The lender had filed additional claims totaling approximately $850,000 representing unpaid interest calculated at a default rate, late charges, attorney's fees, collection costs, and certain alleged put right liabilities arising from warrants issued by the Debtor to the lender. The Creditors' Committee has filed an objection with the Bankruptcy Court to the allowance of certain claims filed by the lender. The Creditors' Committee, the Debtors and the lender have reached an agreement in principle resolving these outstanding

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

claims for $425,000. A motion seeking approval of this proposed settlement will be filed with the Bankruptcy Court. Liabilities subject to compromise at December 31, 1996, include $425,000 for the amount to be paid under the proposed settlement.

     biosys, inc. and the Creditors' Committee instituted an adversary proceeding against two banks to enjoin them from paying or honoring certain letters of credit in the approximate total amount of $441,000 for which biosys, inc. is the account party and which biosys, inc. and the Creditors' Committee contend have expired. With the consent of the banks, a preliminary injunction was entered by the Bankruptcy Court enjoining payment of the letters of credit. A trial on the merits has been scheduled for February, 1998. No liability has been recorded as of December 31, 1996, due to the uncertainty of the outcome of these disputed claims; however, in connection with the sale of assets to Thermo Trilogy Corporation described in Note 2, the Debtors agreed to place an amount in excess of the claims in an escrow account pending the resolution of this matter.

     The owner of property previously occupied by the Debtors filed duplicate claims in the biosys, inc. and CGI bankruptcy cases for damages arising from the rejection of a lease in the approximate amount of $8,400,000 in each case. Certain postpetition amounts were also outstanding for unpaid rent. The Debtors, the property owner and the Creditors' Committee have reached an agreement as to the payment of all obligations to the property owner on account of the lease. The Debtors have agreed to pay $425,000 in full and final satisfaction of all claims of the property owner. A motion approving the proposed settlement is pending before the Bankruptcy Court. Liabilities subject to compromise at December 31, 1996, include $425,000 for the amount to be paid under the proposed settlement.

     Certain preferred stockholders of biosys, inc. have filed a motion for an order compelling conversion of their preferred stock to common stock. The Debtors do not anticipate that there will be any recovery for the biosys, inc. preferred stockholders on account of their equity interests in biosys, inc. Some of the preferred stockholders have filed proof of claims in the biosys, inc. bankruptcy estate totaling approximately $4,450,000 asserting unsecured creditor claims in connection with biosys, inc.'s failure to convert their preferred stock to common stock. It is the Debtors intention to object to the allowance of such claims. No liability has been recorded as of December 31, 1996, due to the uncertainty of the outcome of these disputed claims.

     Subsequent to the January 1997 sale of the Company's assets to Thermo Trilogy Corporation described in Note 2, in July 1997, a former customer of the Company filed a claim contending that biosys, inc. has failed to perform under an exclusive marketing agreement between the former customer and biosys, inc. Based upon this alleged breach of the marketing agreement and biosys, inc.'s inability to perform under such agreement, the former customer has asserted a claim of approximately $9 million, representing their alleged lost margin for the remaining term of the marketing agreement. It is the Company's intention to object to the allowance of such claim. No liability has been recorded as of December 31, 1996, due to the uncertainty of the outcome of these disputed claims.

     The Debtors believe that certain purchasers of one of the Company's bioinsecticide products may file claims alleging that such products failed to adequately disrupt pink bollworm mating, thereby damaging their cotton crops harvested in Arizona in September and October of 1996. To date, no such claim has been asserted and no liability has been recorded as of December 31, 1996, due to the uncertainty of these unasserted claims.

     AgriDyne and CGI each received from the United States Environmental Protection Agency, Region VIII ("EPA") a Notice of Potential Liability and Request for Information for the RAMP Industries Site in Denver, Colorado, dated January 24, 1997, notifying AgriDyne and CGI of their respective potential liability for response costs incurred or to be incurred at the RAMP Industrial Site in Denver. The potential liability of AgriDyne and CGI relate to activities which took place prior to 1995. These letters also included Requests for Information regarding those entities' involvement at the Site and attached historical documentation purportedly indicating that both entities generated certain hazardous substances that were disposed of at the Site. In

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

May 1997, written notification was received from the EPA that Native Plants (the predecessor company to AgriDyne) shipped a limited amount of hazardous waste to the Site for disposal and also is considered a potentially responsible party at the Site. The Company has responded to the EPA's requests for information. The Company contends that AgriDyne and CGI are de minimis parties and therefore subject to a limited, allocated share of the response costs; however, the Company may be jointly and severally liable for additional amounts. Moreover, CGI intends to challenge the EPA's preliminary determination and assert that the transporter of any hazardous waste, as opposed to CGI, made the decision to dispose of the waste at the Site. If the EPA accepts CGI's challenge, CGI's liability would be further reduced, however, it is uncertain at this time whether the EPA will accept this challenge. No liability has been recorded as of December 31, 1996, due to the uncertainty of the outcome of this matter.

NOTE 9 -- CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY

     Series A Preferred Stock

     On March 26, 1996, biosys completed the sale of an aggregate of 780 shares of biosys Series A Preferred Stock (the "Preferred Shares") at $10,000 per share or an aggregate purchase price of $7.8 million, net of placement fees of approximately $550,000, to a group of institutionally accredited investors in a private placement (the "Preferred Share Financing"). The Preferred Shares were offered and sold in reliance on the exemption from registration under the Securities Act set forth in Regulation D under the Securities Act. In connection with the issuance of the Preferred Shares, warrants to purchase up to 80,889 shares of biosys common stock were issued to the placement agent and related parties (the "Warrants"). The Warrants are exercisable over a five-year term and have an exercise price of $6.75.

     The Preferred Shares may be converted into biosys common stock at a conversion price which is the lower of (i) $6.75, or (ii) 85% of the average closing bid price for the five trading days prior to the date the investor gives notice of conversion. At the date of issuance, the Preferred Shares were immediately convertible into biosys common stock at a conversion price of $6.75 per common share. However, the ability to convert such shares at the discount from market value, as described above, was based on a schedule set forth in the agreement governing the Preferred Shares. Inasmuch as the Preferred Shares provided for conversion into biosys common stock at a discount, the accompanying Statement of Discontinued Operations reflects a corresponding amount of accretion in arriving at net loss available to common shares which was recorded in the fourth quarter of 1996. The Preferred Shares principal amount accretes at an annual rate of 8%, payable in stock upon conversion to biosys common stock. The Preferred Shares may be redeemed at the option of the Company at the time of conversion at a price that would give the investor the same return as he would have received had he converted on the day the redemption occurs and sold the common stock upon conversion. The Preferred Shares have certain other conversion and redemption rights. Such rights are not expected to be exercised due to the Company's pending liquidation.

     During 1996, 260 Preferred Shares were converted into 2,052,943 shares of common stock at an average conversion price of approximately $1.30. The Company has not allowed any shareholders to convert Preferred Shares into shares of common stock subsequent to the Company's filing for bankruptcy on September 27, 1997. As discussed in Note 8, this matter is currently the subject of litigation.

     Options

     The Company has an incentive stock option plan (the "Option Plan") which is administered, and terms of option grants are established, by the Company's Board of Directors (the "Board"). Under the terms of the Option Plan, options covering the purchase of common stock may be granted to directors, employees and consultants of the Company at prices not less than the fair market value of such common stock at the date of grant. Options granted are exercisable over time and generally vest 20% on a date specified by the Board and

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

vest thereafter in equal monthly increments over four years. To date, all options granted under the Option Plan have been for a term of ten years after grant. The shares subject to expired options become available for future grants. Generally, in the event of a transfer of control of the Company, the stock option agreements used in conjunction with the Option Plan provide that the Board shall either cause all outstanding options to become vested and immediately exercisable or arrange for the successor or surviving entity to assume such options. As of December 31, 1996, a total of 1,015,115 shares of common stock were reserved under the Option Plan.

     The Company maintains an outside directors' stock option plan (the "Directors' Option Plan"), which is administered by the Board. Under the terms of the Directors' Option Plan, options to purchase common stock are granted to outside directors upon appointment and after each annual meeting of the stockholders of the Company at prices equal to the fair market value of such common stock at the date of grant. Options granted are exercisable over time and vest 50% six months after the date of grant and 50% one year after the date of grant. Options granted under the Directors' Option Plan are for a term of ten years and any expired or canceled options become available for future grants. Generally, in the event of a transfer of control of the Company, the stock option agreements used in conjunction with the Directors' Option Plan provide that the Board shall either cause all outstanding options to become vested and immediately exercisable or arrange for the successor or surviving entity to assume such options. As of December 31, 1996, a total of 40,000 shares of common stock were reserved under the Directors' Option Plan.

     The following table summarizes activity under these Option Plans:

                                                          SHARES
                                                          UNDER
                                                          OPTION       EXERCISE PRICE
                                                         --------    ------------------
Balance at December 31, 1994...........................   589,434    $0.45   --  98.425
  Options canceled.....................................  (179,140)   $0.45   --  98.425
  Options granted......................................   220,960    $4.375  --  5.12
  Options exercised....................................   (51,398)   $0.45   --  15.625
                                                         --------
Balance at December 31, 1995...........................   579,856    $0.45   --  29.05
  Options canceled.....................................   (32,620)   $0.45   --  29.05
  Options granted......................................   244,980    $5.625  --  17.01
  Options exercised....................................    (4,493)   $0.45   --  4.5313
                                                         --------
Balance at December 31, 1996...........................   787,723    $0.45   --  20.625
                                                         ========
Options exercisable at December 31, 1996...............   349,850    $0.45   --  20.625
                                                         ========

     The Company expects no further stock option grants or exercises due to the Company's pending liquidation and the anticipated lack of funds remaining for common stockholders after bankruptcy proceedings.

     Reincorporation

     On March 30, 1995, in connection with the CGI merger, the Company's Certificate of Incorporation was amended to increase the authorized number of shares of common stock from 8,000,000 to 12,000,000 and to increase the authorized number of shares of Preferred Stock from 1,000,000 to 5,000,000.

NOTE 10 -- INCOME TAXES

     As a result of recurring losses, the Company has provided full valuation allowances as of December 31, 1996 and 1995 against its deferred tax assets. Given the sale of substantially all of the Company's assets and the pending liquidation of the Company, disclosure of deferred tax amounts is not considered meaningful. At December 31, 1996, the Company had net operating loss carryforwards of approximately $96 million for Federal tax purposes which expire between 1998 and 2010 and other net operating loss carryforwards in

                                  BIOSYS, INC.
                             (DEBTOR-IN-POSSESSION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

several states and the United Kingdom. Due to past changes in the Company's ownership, certain of these net operating loss carryforwards are significantly restricted in their utilization. Further changes in the Company's ownership would cause there to be additional annual limitations on the amount of unrestricted carryforwards which can be utilized.

NOTE 11 -- SEGMENT INFORMATION

     The Company is engaged in one industry segment. One customer accounted for 22% of total revenues for each of the years ended December 31, 1996 and 1995. One customer accounted for 12% of accounts receivable at December 31, 1996. Substantially all of the Company's customers are in the bioagricultural and consumer insecticide economic sector.

     Information about the Company's operations in different geographical locations for the years ended December 31, 1996 and 1995 is shown below. The Company's areas of operation outside the United States are primarily in Europe. Revenues from unaffiliated customers represent total net revenues from the respective geographical areas after elimination of intercompany transactions. Intraenterprise revenues represent intercompany sales in 1996 and 1995. Operating loss is net revenues less operating costs and expenses pertaining to specific geographic areas. Identifiable assets are those assets used in the geographic areas and are reflected after elimination of intercompany balances.

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                                  1995            1996
                                                              ------------    ------------
Revenues from unaffiliated customers:
  United States.............................................  $ 13,251,000    $ 13,616,000
  Europe....................................................     9,748,000      10,133,000
                                                              ------------    ------------
                                                              $ 22,999,000    $ 23,749,000
                                                              ============    ============
Intraenterprise revenues:
  United States.............................................  $  3,036,000    $  1,942,000
  Europe....................................................        63,000         538,000
                                                              ------------    ------------
                                                              $  3,099,000    $  2,480,000
                                                              ============    ============
Operating (loss) income:
  United States.............................................  $(17,661,000)   $(18,436,000)
  Europe....................................................       417,000         540,000
                                                              ------------    ------------
                                                              $(17,244,000)   $(17,896,000)
                                                              ============    ============

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1995            1996
                                                              ------------    ------------
Identifiable assets:
  United States.............................................  $ 12,337,000    $ 13,224,000
  Europe....................................................     4,020,000       3,708,000
                                                              ------------    ------------
                                                              $ 16,357,000    $ 16,932,000
                                                              ============    ============

NOTE 12 -- RELATED PARTY TRANSACTIONS

     During 1995, the Company paid approximately $76,000 to a company for marketing services. A former member of the Company's Board was an officer of this company.

                           THERMO ECOTEK CORPORATION

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                      FISCAL YEAR ENDED SEPTEMBER 27, 1997
                                  (UNAUDITED)

     In January 1997, Thermo Ecotek Corporation (the Company) acquired certain assets of biosys, inc., a biopesticide company, for $11.2 million in cash and the assumption of certain liabilities. This acquisition has been accounted for using the purchase method of accounting, and its results have been included in the accompanying financial statements from the date of acquisition.

     The following unaudited pro forma combined condensed statement of income sets forth the results of operations for the fiscal year ended September 27, 1997, as if the acquisition of biosys had occurred on September 29, 1996. biosys' historical statement of income represents its results for the period from September 29, 1996, through January 17, 1997, the date of its acquisition by the Company. The pro forma results of operations are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of biosys been made on September 29, 1996. This statement should be read in conjunction with the accompanying notes and the respective historical financial statement of the Company and biosys appearing elsewhere in this Prospectus.

                                                      HISTORICAL                  PRO FORMA
                                               ------------------------    -----------------------
                                               THERMO ECOTEK    BIOSYS     ADJUSTMENTS    COMBINED
                                               -------------    -------    -----------    --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES.....................................    $180,191       $ 4,917      $    --      $185,108
                                                 --------       -------      -------      --------
Costs and Operating Expenses:
  Cost of revenues...........................     113,236         4,521         (122)      117,635
  Selling, general and administrative
     expenses................................      18,260         2,868          182        21,310
  Research and development expenses..........       1,597         1,346           --         2,943
  Write-off of acquired technology...........          --         3,875           --         3,875
                                                 --------       -------      -------      --------
                                                  133,093        12,610           60       145,763
                                                 --------       -------      -------      --------
Operating Income (Loss)......................      47,098        (7,693)         (60)       39,345
Interest Income..............................       5,089            --         (190)        4,899
Interest Expense.............................     (13,926)         (139)         139       (13,926)
Other Income (Expense).......................          33           (42)          --            (9)
                                                 --------       -------      -------      --------
Income (Loss) Before Provision for Income
  Taxes and Minority Interest................      38,294        (7,874)        (111)       30,309
Provision for Income Taxes...................      14,415            --       (3,114)       11,301
Minority Interest Expense....................       1,334            --           --         1,334
                                                 --------       -------      -------      --------
Net Income (Loss)............................    $ 22,545       $(7,874)     $ 3,003      $ 17,674
                                                 ========       =======      =======      ========
EARNINGS PER SHARE:
  Basic......................................    $    .92                                 $    .72
                                                 ========                                 ========
  Diluted....................................    $    .64                                 $    .52
                                                 ========                                 ========
WEIGHTED AVERAGE SHARES:
  Basic......................................      24,613                                   24,613
                                                 ========                                 ========
  Diluted....................................      38,740                                   38,740
                                                 ========                                 ========

         See notes to pro forma combined condensed statement of income.

                           THERMO ECOTEK CORPORATION

           NOTES TO PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                  (UNAUDITED)

NOTE 1 -- PRO FORMA ADJUSTMENTS TO PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME (IN THOUSANDS, EXCEPT IN TEXT)

                                                                  FISCAL
                                                                YEAR ENDED
                                                              SEPTEMBER 27,
                                                                   1997
                                                              --------------
                                                              DEBIT (CREDIT)
COST OF REVENUES
Decrease in the depreciation expense for leasehold
  improvements and fixed assets of biosys due to abandonment
  of certain facilities.....................................     $  (122)
                                                                 -------
GENERAL AND ADMINISTRATIVE EXPENSES
Service fee of 1.0% of the revenues of biosys for services
  provided under a services agreement between the Company
  and Thermo Electron Corporation for the fiscal year ended
  September 27, 1997........................................          49
Amortization over 14 years of patents, trademarks,
  intellectual property, and product technology acquired
  through the acquisition of biosys.........................         132
                                                                 -------
                                                                     182
                                                                 -------
INTEREST INCOME
Decrease in interest income earned attributable to the lower cash position as a result of the total cash payments of
  $11,223,000, less cash acquired of $378,000, to acquire
  biosys, calculated using the average 90-day Commercial
  Paper Composite Rate plus 25 basis points, or 5.78%.......         190
                                                                 -------
INTEREST EXPENSE
Decrease in interest expense as a result of the elimination
  of biosys' short-term debt and long-term obligations
  (included in liabilities subject to compromise) not
  included as part of the purchase of biosys................        (139)
                                                                 -------
PROVISION FOR INCOME TAXES
Income tax provision associated with the adjustments above
  calculated at the Company's statutory income tax rate of
  39%.......................................................         (43)
Income tax benefit related to biosys' pre-tax loss
  calculated at the Company's statutory income tax rate of
  39%.......................................................      (3,071)
                                                                 -------
                                                                  (3,114)
                                                                 -------

                                  BACK COVER
                                  ----------




        The photograph in the top left corner is an aerial photograph of an electric generating facility with a pink dashed line outlining the property owned by the Company. In the left lower corner are two circular towers. In the middle is the plant which is a square-like shaped building with various sections connected to the main part of the building. To the right is a parking lot. In the upper right corner are two rectangular shaped structures.

        The photograph to the right is an aerial view of another electric generating facility with a pink dashed line outlining the property owned by the Company. In the upper center is a long rectangular shaped building with various structures emerging from all sides. Beneath that are 4 rectangular shaped buildings with circular structures on the top. In the lower left corner is a grass tree filled field.

        In the lower photograph is an aerial view of the Company's energy plant near Tabor, Czech Republic. Centered is a large multilevel square building with a tall cylindrical smoke stack emerging from the center. From the top right is a long enclosed conveyor belt running downward at a sixty degree angle. Surrounding the plant are various buildings, roads, trees and other towers.



             [Photograph]                        [Photograph]

4. The Company recently purchased two of Southern California Edison's natural gas-fired plants in the greater Los Angeles area for $9.5 million and the assumption of certain liabilities. These plants provide the Company the opportunity to repower the 126 megawatt San Bernadino Facility (left) and the 154 megawatt Highgrove Facility (right) (together potentially capable of generating over 600 megawatts) in order to compete effectively in the recently deregulated California power market.


                                [Photograph]

5. In the Czech Republic, the Company has formed a joint venture through which it recently acquired an interest in two existing energy plants, including one near the town of Tabor. The Company intends to expand and modernize the Tabor facility to provide approximately 50 megawatts of electrical output to be sold to the local power distribution company and an adjacent industrial customer.

================================================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

               TABLE OF CONTENTS


                                              PAGE
                                              ----
Prospectus Summary..........................    3
Risk Factors................................    7
Use of Proceeds.............................   19
Price Range of Common Stock.................   19
Dividend Policy.............................   19
Capitalization..............................   20
Selected Financial Information..............   21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................   23
Business....................................   30
Relationship with Thermo Electron...........   51
Management..................................   54
Description of Capital Stock................   56
Underwriting................................   57
Legal Opinions..............................   58
Experts.....................................   58
Additional Information......................   59
Incorporation of Certain Documents by
  Reference.................................   59
Index to Consolidated Financial
  Statements................................  F-1


================================================================================


================================================================================


                                4,500,000 Shares


                            THERMO ECOTEK CORP. LOGO



                                  Common Stock



                             ---------------------
                                   PROSPECTUS
                             ---------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                              SALOMON SMITH BARNEY

                                CIBC OPPENHEIMER


                                          , 1998


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the American Stock Exchange listing fee.

Securities and Exchange Commission registration fee.........  $ 27,384
American Stock Exchange listing fee.........................    45,000
Legal fees and expenses.....................................   150,000
Accounting fees and expenses................................    40,000
Printing and engraving expenses.............................   150,000
Transfer agent fees.........................................     5,000
Miscellaneous...............................................    82,616
                                                              --------
          Total.............................................  $500,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law and the Registrant's Certificate of Incorporation and By-Laws limit the monetary liability of directors to the Registrant and to its stockholders and provide for indemnification of the Registrant's officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. The Registrant also has indemnification agreements with its directors and officers that provide for the maximum indemnification allowed by law.

     Thermo Electron has an insurance policy which insures the directors and officers of Thermo Electron and its subsidiaries, including the Registrant, against certain liabilities which might be incurred in connection with the performance of their duties.

     Under the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

ITEM 16.  EXHIBITS

     See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Certificate of Incorporation and By-Laws of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 1st day of June, 1998.


                                          THERMO ECOTEK CORPORATION

                                          By:      /s/ BRIAN D. HOLT

                                          --------------------------------------
                                                      Brian D. Holt
                                          President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                    TITLE                      DATE
                     ---------                                    -----                      ----

                /s/ FRANK JUNGERS*                     Chairman of the Board and         June 1, 1998
---------------------------------------------------      Director
                   Frank Jungers

                /s/ BRIAN D. HOLT*                     President, Chief Executive        June 1, 1998
---------------------------------------------------      Officer and Director
                   Brian D. Holt                         (Principal Executive
                                                         Officer)

             /s/ JOHN N. HATSOPOULOS*                  Senior Vice President, Chief      June 1, 1998
---------------------------------------------------      Financial Officer and
                John N. Hatsopoulos                      Director (Principal
                                                         Financial Officer)

               /s/ PAUL F. KELLEHER*                   Chief Accounting Officer          June 1, 1998
---------------------------------------------------      (Principal Accounting
                 Paul F. Kelleher                        Officer)

                /s/ JERRY P. DAVIS*                    Director                          June 1, 1998
---------------------------------------------------
                  Jerry P. Davis

            /s/ GEORGE N. HATSOPOULOS*                 Director                          June 1, 1998
---------------------------------------------------
               George N. Hatsopoulos

             /s/ WILLIAM A. RAINVILLE*                 Director                          June 1, 1998
---------------------------------------------------
               William A. Rainville

               /s/ SUSAN F. TIERNEY*                   Director                          June 1, 1998
---------------------------------------------------
                 Susan F. Tierney



     * The undersigned Sandra L. Lambert, by signing her name here, does hereby execute this Amendment No. 1 to Registration Statement on behalf of each of the above-named persons pursuant to powers of attorney executed by such persons and filed with the Securities and Exchange Commission.



                                                 /s/ SANDRA L. LAMBERT


                                          --------------------------------------

                                                    Sandra L. Lambert


                                                     Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  *1      Form of Underwriting Agreement.
   2.1    Asset Purchase Agreement among Thermo Trilogy Corporation,
          Thermo Ecotek International Holdings, Inc., and W.R. Grace &
          Co. -- Conn. dated March 5, 1996 (filed as Exhibit 2 to the
          Registrant's Quarterly Report on Form 10-Q for the quarter ended March 30, 1996 [File No. 1-13572] and incorporated
          herein by reference).
   2.2    Asset Purchase Agreement among Thermo Trilogy Corporation, biosys, inc., Crop Genetics International Corporation, and
          AgriDyne Technologies, Inc. dated December 24, 1996 (filed as Exhibit 2 to the Registrant's Current Report on Form 8-K
          filed January 31, 1997 [File No. 1-13572] and incorporated herein by reference).
   4.1    Fiscal Agency Agreement dated as of March 14, 1996, among
          the Registrant, Thermo Electron Corporation, and Chemical
          Bank as fiscal agent, relating to $37 million principal
          amount of noninterest-bearing subordinated convertible
          debentures due 2001 (filed as Exhibit 4 to the Registrant's
          Quarterly Report on Form 10-Q for the quarter ended March
          30, 1996 [File No. 1-13572] and incorporated herein by
          reference).
   4.2    Fiscal Agency Agreement dated as of April 15, 1997, among
          the Registrant, Thermo Electron Corporation, and Bankers
          Trust Company as fiscal agent, relating to $50 million
          principal amount of 4 7/8% Convertible Subordinated
          Debentures due 2004 (filed as Exhibit 4 to the Registrant's
          Quarterly Report on Form 10-Q for the quarter ended March
          29, 1997 [File No. 1-13572] and incorporated herein by
          reference).
  *5      Opinion of Seth H. Hoogasian, Esq.
  10.1    Asset Transfer Agreement between Thermo Electron Corporation and the Registrant dated January 2, 1990 (filed as Exhibit
          10.1 to the Registrant's Registration Statement on Form S-1
          [Reg. No. 33-86682] and incorporated herein by reference).
  10.2    Corporate Services Agreement dated January 3, 1993, between
          Thermo Electron Corporation and the Registrant (filed as
          Exhibit 10.2 to the Registrant's Registration Statement on
          Form S-1 [Reg. No. 33-86682] and incorporated herein by
          reference).
  10.3    Thermo Electron Corporate Charter as amended and restated
          effective January 3, 1993 (filed as Exhibit 10.3 to the
          Registrant's Registration Statement on Form S-1 [Reg. No.
          33-86682] and incorporated herein by reference).
  10.4    Amended and Restated Tax Allocation Agreement dated as of
          December 4, 1996, between Thermo Electron and the Registrant
          (filed as Exhibit 10.4 to the Registrant's Report on Form
          10-K for the fiscal year ended September 28, 1996 [File No.
          1-13572] and incorporated herein by reference).
  10.5    Master Repurchase Agreement dated as of January 1, 1994,
          between the Registrant and Thermo Electron Corporation
          (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 3, 1998 [File No.
          1-13572] and incorporated herein by reference).
  10.6    Amended and Restated Master Guarantee Reimbursement and Loan
          Agreement dated as of December 19, 1997, between Thermo
          Electron and the Registrant (filed as Exhibit 10.2 to the
          Registrant's Quarterly Report on Form 10-Q for the quarter ended January 3, 1998
          [File No. 1-13572] and incorporated herein by reference).
  10.7    Lease Agreement dated as of December 2, 1991, between Thermo
          Electron and the Registrant (filed as Exhibit 10.7 to the
          Registrant's Registration Statement on Form S-1 [Reg. No.
          33-86682] and incorporated herein by reference).

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  10.8    Purchase and sale of $38,500,000 principal amount 4%
          subordinated convertible note due 2001 (filed as Exhibit
          10.8 to the Registrant's Registration Statement on Form S-1
          [Reg. No. 33-86682] and incorporated herein by reference).
  10.9    Purchase and sale of $30,000,000 principal amount 4%
          subordinated convertible note due 2001 (filed as Exhibit
          10.9 to the Registrant's Registration Statement on Form S-1
          [Reg. No. 33-86682] and incorporated herein by reference).
  10.10   Power Purchase Agreement between Mendota Biomass Power, Ltd.
          and Pacific Gas and Electric Company dated May 7, 1984
          (filed as Exhibit 10.10 to the Registrant's Registration
          Statement on Form S-1 [Reg. No. 33-86682] and incorporated herein by reference).
  10.11   Project Lease between Chrysler Capital Corporation and
          Mendota Biomass Power, Ltd. dated October 30, 1989 (filed as
          Exhibit 10.11 to the Registrant's Registration Statement on
          Form S-1 [Reg. No. 33-86682] and incorporated herein by
          reference).
  10.12   First Amendment to Project Lease between Chrysler Capital
          Corporation and Mendota Biomass Power, Ltd., dated June 30,
          1995 (filed as Exhibit 1 to the Registrant's Current Report on Form 8-K dated June 30, 1995 and incorporated herein by reference).
  10.13   Mendota Biomass Power, Ltd. Limited Partnership Agreement
          dated December 10, 1986 (filed as Exhibit 10.12 to the
          Registrant's Registration Statement on Form S-1 [Reg. No.
          33-86682] and incorporated herein by reference).
  10.14   Rate Order and Interconnection Agreement between Whitefield
          Power and Light Company and Public Service Company of New
          Hampshire dated September 4, 1986 (filed as Exhibit 10.13 to the Registrant's Registration Statement on Form S-1 [Reg.
          No. 33-86682] and incorporated herein by reference).
  10.15   Wood Supply Contract between North County Procurement, Inc.
          and Whitefield Power and Light Company dated June 4, 1993
          (filed as Exhibit 10.14 to the Registrant's Registration
          Statement on Form S-1 [Reg. No. 33-86682] and incorporated herein by reference).
  10.16   Leasing Agreement between BankBoston Leasing Services Inc.
          and Gorbell Thermo Electron Power Company dated December 24,
          1987 (filed as Exhibit 10.15 to the Registrant's
          Registration Statement on Form S-1 [Reg. No. 33-86682] and
          incorporated herein by reference).
  10.17   Amended and Restated Wood Supply Contract between Linkletter and Sons and Gorbell Thermo Electron Power Company dated
          January 15, 1993 (filed as Exhibit 10.16 to the Registrant's
          Registration Statement on Form S-1 [Reg. No. 33-86682] and
          incorporated herein by reference).
  10.18   Power Purchase Agreement between Gorbell Thermo Electron
          Power Company and Central Maine Power Company dated February
          3, 1984, as amended (filed as Exhibit 10.17 to the
          Registrant's Registration Statement on Form S-1 [Reg. No.
          33-86682] and incorporated herein by reference).
  10.19   Reduced Power Operation Agreement between Gorbell Thermo
          Electron Power Company and Central Maine Power Company dated
          January 14, 1994 (filed as Exhibit 10.18 to the Registrant's
          Registration Statement on Form S-1 [Reg. No. 33-86682] and
          incorporated herein by reference).
  10.20   Joint Venture Agreement establishing Gorbell Thermo Electron
          Power Company dated September 13, 1985 (filed as Exhibit
          10.19 to the Registrant's Registration Statement on Form S-1
          [Reg. No. 33-86682] and incorporated herein by reference).
  10.21   Leasing Agreement between BankBoston Leasing Services, Inc.
          and Hemphill Power and Light Company dated December 23, 1987
          (filed as Exhibit 10.20 to the Registrant's Registration
          Statement on Form S-1 [Reg. No. 33-86682] and incorporated herein by reference).
  10.22   Rate Order Support Agreement between Hemphill Power and
          Light Company and Thermo Electron dated December 23, 1987
          (filed as Exhibit 10.21 to the Registrant's Registration
          Statement on Form S-1 [Reg. No. 33-86682] and incorporated herein by reference).

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  10.23   Wood Supply Contract between Durgin & Crowell Lumber
          Company, Inc. and Hemphill Power and Light Company dated
          June 4, 1985 (filed as Exhibit 10.22 to the Registrant's
          Registration Statement on Form S-1 [Reg. No. 33-86682] and
          incorporated herein by reference).
  10.24   Fuel Supply Contract between Springfield Management Company and Hemphill Power and Light Company dated June 4, 1985, as amended (filed as Exhibit 10.23 to the Registrant's
          Registration Statement on Form S-1 [Reg. No. 33-86682] and
          incorporated herein by reference).
  10.25   Rate Order and Interconnection Agreement between Hemphill
          Power and Light Company and Public Service Company of New
          Hampshire dated June 26, 1986 (filed as Exhibit 10.24 to the
          Registrant's Registration Statement on Form S-1 [Reg. No.
          33-86682] and incorporated herein by reference).
  10.26   Joint Venture Agreement establishing Hemphill Power and
          Light Company dated June 4, 1985 (filed as Exhibit 10.25 to the Registrant's Registration Statement on Form S-1 [Reg.
          No. 33-86682] and incorporated herein by reference).
  10.27   Letter Agreement dated July 15, 1988, among the partners of
          Hemphill Power and Light Company amending various agreements
          (filed as Exhibit 10.26 to the Registrant's Registration
          Statement on Form S-1 [Reg. No. 33-86682] and incorporated herein by reference).
  10.28   Letter Agreement dated January 1, 1990, between the partners of Hemphill Power and Light Company (filed as Exhibit 10.27 to the Registrant's Registration Statement on Form S-1 [Reg.
          No. 33-86682] and incorporated herein by reference).
  10.29   Assignment and Assumption Agreement of Delano II plant by
          Delano Energy Company, Inc. dated December 1, 1993 (filed as
          Exhibit 10.28 to the Registrant's Registration Statement on
          Form S-1 [Reg. No. 33-86682] and incorporated herein by
          reference).
  10.30   Loan Agreement between California Pollution Control
          Financing Authority ("CPCFA") and Delano Energy Company,
          Inc. dated August 1, 1989, as supplemented on May 1, 1990
          (Delano I; filed as Exhibit 10.29 to the Registrant's
          Registration Statement on Form S-1 [Reg. No. 33-86682] and
          incorporated herein by reference).
  10.31   Indenture of Trust between CPCFA and Bankers Trust Company dated August 1, 1990, as supplemented on May 1, 1990 (Delano
          I; filed as Exhibit 10.30 to the Registrant's Registration
          Statement on Form S-1 [Reg. No. 33-86682] and incorporated herein by reference).
  10.32   Indenture of Trust between CPCFA and Bankers Trust Company dated October, 1991 (Delano II; filed as Exhibit 10.31 to
          the Registrant's Registration Statement on Form S-1 [Reg.
          No. 33-86682] and incorporated herein by reference).
  10.33   Loan Agreement between CPCFA and Delano Energy Company, Inc.
          dated October 1, 1991 (filed as Exhibit 10.32 to the
          Registrant's Registration Statement on Form S-1 [Reg. No.
          33-86682] and incorporated herein by reference).
  10.34   Power Purchase Contract between Southern California Edison
          Co. and Signal Delano Energy Company, Inc. dated July 31,
          1987 (filed as Exhibit 10.33 to the Registrant's
          Registration Statement on Form S-1 [Reg. No. 33-86682] and
          incorporated herein by reference).
  10.35   Amended Restated Reimbursement Agreement among Chemical
          Trust Company of California ("CTCC"), Delano Energy Company,
          Inc. and ABN AMRO Bank N.V. and other banks dated December
          31, 1993 (filed as Exhibit 10.34 to the Registrant's
          Registration Statement on Form S-1 [Reg. No. 33-86682] and
          incorporated herein by reference).
  10.36   Amended and Restated Lease Agreement between CTCC and Delano
          Energy Company, Inc. dated December 31, 1993 (filed as
          Exhibit 10.35 to the Registrant's Registration Statement on
          Form S-1 [Reg. No. 33-86682] and incorporated herein by
          reference).

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  10.37   Biomass Fuel Supply Contract between the Registrant and
          Delano Energy Company, Inc. dated December 31, 1993 (filed as Exhibit 10.36 to the Registrant's Registration Statement
          on Form S-1 [Reg. No. 33-86682] and incorporated herein by reference).
  10.38   Agreement between Consolidated Edison Company of New York,
          Inc. and Staten Island Cogeneration Corporation (filed as
          Exhibit 10.37 to the Registrant's Registration Statement on
          Form S-1 [Reg. No. 33-86682] and incorporated herein by
          reference).
  10.39   Power Purchase Agreement between Woodland Biomass Power,
          Ltd. and Pacific Gas & Electric Company dated May 7, 1987
          (filed as Exhibit 10.38 to the Registrant's Registration
          Statement on Form S-1 [Reg. No. 33-86682] and incorporated herein by reference).
  10.40   Stock Purchase Agreement dated as of August 18, 1995,
          between the Registrant and KFx, Inc. (filed as Exhibit 10.40 to the Registrant's Transition Report on Form 10-K for the
          nine months ended September 30, 1995 [File No. 1-13572] and incorporated herein by reference). Pursuant to Item
          601(b)(2) of Regulation S-K, schedules to this Agreement
          have been omitted. The Company hereby undertakes to furnish supplementally a copy of such schedules to the commission
          upon request.
  10.41   Stock Purchase Warrant issued by KFx, Inc. to the Company
          dated August 18, 1995 (filed as Exhibit 10.41 to the
          Registrant's Transition Report on Form 10-K for the nine
          months ended September 30, 1995 [File No. 1-13572] and
          incorporated herein by reference).
  10.42   Stock Purchase Warrant issued by KFx, Inc. to the Company
          dated August 18, 1995 (filed as Exhibit 10.42 to the
          Registrant's Transition Report on Form 10-K for the nine
          months ended September 30, 1995 [File No. 1-13572] and
          incorporated herein by reference).
  10.43   Limited Partnership Agreement of KFx Fuel Partners, L.P.
          dated as of August 18, 1995 (filed as Exhibit 10.43 to the
          Registrant's Transition Report on Form 10-K for the nine
          months ended September 30, 1995 [File No. 1-13572] and
          incorporated herein by reference). (Certain portions of this
          Exhibit have been omitted subject to an application for
          confidential treatment filed with the Commission pursuant to
          Rule 24b-2 under the Securities Exchange Act of 1934).
  10.44   Turnkey Design and Construction Agreement dated as of August
          18, 1995, between KFx Fuel Partners, L.P. and Walsh
          Construction Company, a Division of Guy F. Atkinson Company
          (filed as Exhibit 10.44 to the Registrant's Transition
          Report on Form 10-K for the nine months ended September 30,
          1995 [File No. 1-13572] and incorporated herein by
          reference). (Certain portions of this Exhibit have been
          omitted subject to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the
          Securities Exchange Act of 1934).
  10.45   Lease Agreement between Manufacturers Hanover Trust Company of California and Woodland Biomass Power, Ltd. dated
          December 29, 1989 (filed as Exhibit 10.39 to the
          Registrant's Registration Statement on Form S-1 [Reg. No.
          33-86682] and incorporated herein by reference).
  10.46   Incentive Stock Option Plan of the Registrant (filed as
          Exhibit 10.44 to the Registrant's Registration Statement on
          Form S-1 [Reg. No 33-86682] and incorporated herein by
          reference). (Maximum number of shares issuable in the
          aggregate under this plan and the Registrant's Nonqualified
          Stock Option Plan is 1,350,000 shares, after adjustment to reflect share increase approved in December 1993 and 3-for-2 stock split effected in October 1996).
  10.47   Nonqualified Stock Option Plan of the Registrant (filed as
          Exhibit 10.45 to the Registrant's Registration Statement on
          Form S-1 [Reg. No. 33-86682] and incorporated herein by
          reference). (Maximum number of shares issuable in the
          aggregate under this plan and the Registrant's Incentive
          Stock Option Plan is 1,350,000 shares, after giving effect to share increase approved in December 1993 and 3-for-2
          stock split effected in October 1996).
  10.48   Equity Incentive Plan of the Registrant (filed as Exhibit
          10.40 to the Registrant's Registration Statement on Form S-1
          (Reg. No. 33-86682) and incorporated herein by reference).

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  10.49   Deferred Compensation Plan for Directors of the Registrant
          (filed as Exhibit 10.41 to the Registrant's Registration
          Statement on Form S-1 [Reg. No. 33-86682] and incorporated herein by reference).
  10.50   Amended and Restated Directors Stock Option Plan of the
          Registrant (filed as Exhibit 10.42 to the Registrant's
          Registration Statement on Form S-1 [Reg. No. 33-86682] and
          incorporated herein by reference).
  10.51   Thermo Ecotek Corporation -- Thermo Trilogy Corporation
          Nonqualified Stock Option Plan (filed as Exhibit 10.51 to
          the Registrant's Report on Form 10-K for the fiscal year
          ended September 28, 1996 [File No. 1-13572] and incorporated herein by reference).
  10.52   Thermo Trilogy Corporation Equity Incentive Plan (filed as
          Exhibit 10.52 to the Registrant's Report on Form 10-K for
          the fiscal year ended September 28, 1996 [File No. 1-13572]
          and incorporated herein by reference.
  10.53   Form of Indemnification Agreement between the Registrant and its officers and directors (filed as Exhibit 10.43 to the
          Registrant's Registration Statement on Form S-1 [Reg. No.
          33-86682] and incorporated herein by reference).
          In addition to the stock-based compensation plans of the
          Registrant, the executive officers of the Registrant may be granted awards under stock-based compensation plans of
          Thermo Electron Corporation, for services rendered to the
          Registrant or to affiliated corporations. The terms of such plans are substantially the same as those of the
          Registrant's Equity Incentive Plan.
  10.54   Restated Stock Holding Assistance Plan and Form of
          Promissory Note (filed as Exhibit 10.54 to the Registrant's
          Report on Form 10-K for the fiscal year ended September 27,
          1997 [File No. 1-13572] and incorporated herein by
          reference).
  10.55   First Amendment to Power Purchase Agreement dated November
          6, 1997, between Woodland Biomass Power, Ltd. and Pacific
          Gas and Electric Company (filed as Exhibit 10.3 to the
          Registrant's Quarterly Report on Form 10-Q for the quarter ended January 3, 1998
          [File No. 1-13572] and incorporated herein by reference).
          (Certain portions of this Exhibit have been omitted subject to an application for confidential treatment filed with the
          Commission pursuant to Rule 24b-2 under the Securities
          Exchange Act of 1934).
  10.56   Second Amendment to Power Purchase Agreement dated November
          6, 1997, between Mendota Biomass Power, Ltd. and Pacific Gas and Electric Company (filed as Exhibit 10.4 to the
          Registrant's Quarterly Report on Form 10-Q for the quarter ended January 3, 1998
          [File No. 1-13572] and incorporated herein by reference).
          (Certain portions of this Exhibit have been omitted subject to an application for confidential treatment filed with the
          Commission pursuant to Rule 24b-2 under the Securities
          Exchange Act of 1934).
  23.1    Consent of Arthur Andersen LLP.
  23.2    Consent of Price Waterhouse LLP.
 *23.3    Consent of Seth H. Hoogasian, Esq. (contained in Exhibit 5).
 *24      Power of Attorney (see Signature Page).
 *27      Financial Data Schedule.


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* Previously filed.